As filed with the Securities and Exchange Commission on June 14, 2021

Registration No. 333-256601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cyteir Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	45-5429901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

128 Spring St, Building A, Suite 510

Lexington, MA 02421

857-285-4140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Markus Renschler, M.D.

President and Chief Executive Officer

128 Spring St, Building A, Suite 510

Lexington, MA 02421

857-285-4140

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc Rubenstein, Esq. Tara Fisher Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000	Deanna L. Kirkpatrick, Esq. Yasin Keshvargar, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ¨

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ¨

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per share	Proposed maximum aggregate offering price(1)(2)	Amount of registration Fee(3)
Common Stock, par value $0.001 per share	8,510,000	$18.00	$153,180,000.00	$16,711.94

(1)	Includes 1,110,000 shares that may be issued upon exercise by the underwriters of their option to purchase additional shares.
(2)	Maximum aggregate offering price estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	$10,910.00 of this registration fee was previously paid by the Registrant.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 14, 2021

Preliminary prospectus

7,400,000 shares

Common stock

This is an initial public offering of shares of common stock of Cyteir Therapeutics, Inc. We are selling 7,400,000 shares of our common stock. The initial public offering price is expected to be between $16.00 and $18.00 per share.

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “CYT.”

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Cyteir Therapeutics, Inc., before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for additional disclosure regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to 1,110,000 additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                , 2021.

J.P. Morgan	Morgan Stanley	BofA Securities

Wedbush PacGrow

                     , 2021.

i

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trademarks

We use CYTEIR and CYTEIR THERAPEUTICS as trademarks in the United States and/or in other countries. This prospectus contains references to our trademarks, trade names and service marks and to those belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

ii

Prospectus summary

This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “Cyteir,” “Cyteir Therapeutics,” the “Company,” “we,” “us” and “our” relate to Cyteir Therapeutics, Inc.

Overview

We are a clinical-stage biotechnology company focused on developing and commercializing the next-generation of precision oncology medicines that inhibit deoxyribonucleic acid, or DNA, damage repair and cause cancer cell death through a therapeutic strategy known as synthetic lethality. Synthetic lethality represents a clinically validated approach to drug development and arises when there is a deficiency in either of two conditions that are tolerable alone in cells but lethal together. Our lead program, CYT-0851, as well as our next generation drug candidate CYT-1853, exploits a novel gain-of-function synthetically lethal relationship between overexpression of a family of DNA damaging genes called cytidine deaminases, or CDs, and functional inhibition of homologous recombination, or HR, a DNA repair pathway critical for the survival of some cancers. CYT-0851 is a novel, oral small molecule inhibitor of RAD51-mediated HR and, to our knowledge, is the only such inhibitor of RAD51-mediated HR in clinical development. We are investigating CYT-0851 in a phase 1/2 trial in adult patients with hematologic malignancies and solid tumors, and have observed encouraging preliminary single agent activity in the dose escalation portion of the trial. If warranted by the phase 1/2 data, and subject to U.S. Food and Drug Administration, or FDA, agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors. We also plan to develop CYT-0851 in additional tumor settings as both a monotherapy and in combination with approved cancer therapeutics and plan to initiate dosing in a phase 1/2 trial that explores tolerability and preliminary activity of combinations with standard-of-care therapies in the second half of 2021.

Cells have complex, coordinated DNA damage repair pathways to ensure genome integrity. Several DNA repair pathways have been identified as essential for repairing the myriad forms of DNA damage our cells experience, such as non-homologous end joining, or NHEJ, and HR. NHEJ repairs double stranded DNA, or dsDNA, breaks by directly rejoining the two broken ends, an error-prone pathway that can introduce DNA mutations. HR is critical for the error-free repair of dsDNA breaks by using the sister DNA strand as a template to restore the broken DNA strand to its original sequence. HR is thereby able to preserve the normal function of damaged genes by preventing the introduction of DNA mutations. Activity of this highly coordinated network of DNA damage sensing and repairing pathways is collectively called the DNA Damage Response, or DDR.

A hallmark feature of cancer cells is the accumulation of DNA mutations, many of which drive the aggressive characteristics of cancer cells, such as uncontrolled cell proliferation, invasion of surrounding tissues and, importantly, resistance to standard therapies. DNA damage, while a driver of normal cells becoming cancer cells, can trigger cell death when it accumulates to lethal levels. To survive, cancer cells become dependent on error-free DNA repair pathways, preventing them from reaching lethal levels of DNA damage. Consequently, they often become more vulnerable than normal cells to therapeutic inhibition of those same DNA repair pathways, which are made up of hundreds of individual proteins and potential drug targets. The figure below depicts how cells utilize DDR pathways to repair damaged DNA, and how the increased levels of DNA damage that cancer cells incur can make them more dependent on DNA damage repair and more sensitive to DDR-targeted therapy.

Cancer cells become dependent on DNA damage repair pathways

The physiological role of Activation-Induced Cytidine Deaminase, or AID, a member of the CD family, expressed primarily in activated B cells of the immune system, is to augment our immune response to pathogens by enabling diverse antibody production. However, when AID is overexpressed, as it often is in certain forms of cancer, such as B-cell lymphomas, it leads to genome-wide DNA damage and collateral mutations (see the figure below). To avoid cell death, cancer cells frequently activate DNA damage repair pathways, including HR, to properly repair the harmful damage to genes that are vital for the cancer’s survival. This increased dependency on HR presents a therapeutic opportunity in those cancers overexpressing AID. Like AID, the Apolipoprotein B mRNA Editing Catalytic Enzymes, or APOBEC, genes which are also members of the CD family, have been shown to induce cancer causing DNA damage when constitutively overexpressed and functionally dysregulated. The APOBEC3 genes are normally involved in viral immunity and are induced downstream of interferon signaling in response to viral infections. They are also often highly expressed in cancers and are thought to play a major role in driving cancer progression in subsets of solid tumors, such as head and neck, breast, and lung cancers.

AID induces physiological (beneficial) and pathological (harmful) DNA damage

Capitalizing on this therapeutic opportunity, we developed a platform to discover small molecule HR inhibitors, without regard to molecular target, based on the observation that AID-overexpressing B cells are dependent on HR for their survival. CYT-0851 is the result of extensive medicinal chemistry efforts optimizing early hits from this novel drug screening platform.

Our approach to drug discovery and development

We are using our expertise in DDR biology and a disciplined approach to select targets for other novel, differentiated drug discovery and development programs. Our approach includes:

•

systematically prioritizing DDR targets based on our deep understanding of DDR biology, coupled with the mining of mutational information collected on diseased tissues and the analysis of results from both internal and external CRISPR-based genetic, chemical and cellular phenotypic synthetic lethality screens;

•

elucidating synthetic lethality dependencies of our drug targets and using that information to molecularly define patient populations most likely to benefit from our therapies as a monotherapy, and maximizing tumor selectivity that limits side effects and allows our drugs to be used in combination with other standard anti-cancer therapies;

•	developing potent, highly selective, well tolerated, small molecule therapies against these targets and evaluating them in biomarker-selected in vitro and in vivo model systems; and

•	expeditiously progressing lead candidates through preclinical studies and into focused clinical trials in defined patient populations using a biomarker-guided approach.

Our core capabilities in discovery biology focusing on DNA damage repair have enabled us to move efficiently from drug discovery to clinical development. We have the management team with the successful global registration experience to potentially advance our drug candidates to registration. In only three years, we progressed CYT-0851 from discovery to clinical proof of concept. In 2021, we intend to define the optimal development plan for potentially achieving accelerated approval of CYT-0851 initially as monotherapy in late lines of treatment for certain lymphomas and/or solid tumors. In addition, we may broaden the target patient population in both hematologic malignancies and solid tumors and move to earlier lines of treatment, either alone and/or in combination with standard-of-care therapies.

Our pipeline

The following chart summarizes our clinical product pipeline. We hold worldwide development and commercialization rights to our drug candidates.

* CYT-0851 monotherapy indications include DLBCL, MCL, MM, TNBC, pancreatic cancer, ovarian cancer, and soft tissue sarcoma; CYT-0851 combination therapy and CYT-1853 monotherapy indications to be determined

** Following the Phase 1/2 trial, the pivotal trial could be a Phase 3 trial, or if the Phase 1/2 data warrant and subject to FDA agreement, a Phase 2 registrational trial. If the FDA does not agree, or the data do not warrant advancing to a pivotal trial, we may be required to conduct an additional trial before advancing to the pivotal trial.

Our programs

Our lead program, CYT-0851, is a novel, oral, once-daily, small molecule inhibitor of RAD51-mediated HR with a potentially high therapeutic index, or the ratio between the dose leading to toxicity relative to the dose with clinical activity. In the dose escalation portion of our ongoing phase 1/2 trial of CYT-0851, we have enrolled 50 patients as of June 1, 2021, and have an aggregated analysis on 35 of these patients from April 6, 2021. The dose-escalation portion of the trial is primarily designed to identify the maximum tolerated dose with secondary endpoint measurements that include the formal analysis of anti-tumor activity as assessed by response rate. As phase 1 trials designed in this way do not compare patients treated with a given investigational drug to those administered standard-of-care or placebo, an analysis of statistical significance cannot be performed and thus phase 1 studies are not powered for statistical significance. Phase 1 response data is not sufficient for or intended to be used for drug approval, and additional trials will be required to further characterize the safety and efficacy in larger populations. At this analysis, 21 patients were considered response-evaluable, and we observed preliminary evidence of clinical benefit with 10 patients achieving stable disease, three patients with diffuse large B-cell lymphoma, or DLBCL, follicular lymphoma and soft tissue sarcoma achieving a partial response and the remaining eight patients having progressive disease. The partial responses in DLBCL and follicular lymphona were confirmed by Lugano criteria, and the partial response in soft tissue sarcoma was unconfirmed according to RECIST criteria. Of these 35 patients, 37% reported relatively mild (primarily grade 1 and 2) treatment-related adverse events and 63% did not report any treatment-related adverse events. These data reported to date distinguish CYT-0851 from most other approved cancer drugs and those in development that employ similar synthetically lethal strategies to treat cancer. We plan to advance CYT-0851 into monotherapy phase 2 expansion in seven tumor-specific patient groups beginning in the second half of 2021. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors.

To expand the potential of CYT-0851 beyond monotherapy use, we have conducted preclinical studies to explore combinations with a variety of standard-of-care anti-cancer drugs and have observed synergistic treatment effects. We believe the encouraging preclinical results in conjunction with the favorable monotherapy clinical activity and tolerability of CYT-0851 to date provide a strong rationale for the development of a combination therapy in the future. Many of these therapies work by exacerbating DNA damage in cancer cells, which puts stress on DDR pathways and potentially creates a synergistic opportunity with CYT-0851 treatment. We anticipate dosing the first patient in combination with other approved anti-cancer therapies in the second half of 2021.

To complement CYT-0851, we are developing CYT-1853 as a next generation inhibitor of RAD51-mediated HR. Importantly, in preclinical models, CYT-1853 is also synthetically lethal in CD-overexpressing cancer cells, is active across a range of cancer cell lines, and exhibits improved potency compared to CYT-0851. We are planning to complete investigational new drug, or IND, enabling studies in 2021 and to file an IND in 2022.

Furthermore, we have identified an undisclosed second target, a protein in one of the DNA repair pathways other than HR, as well as subsets of cancers that depend on this protein for their survival. We have identified a potential biomarker for use in candidate development and, ultimately, patient selection. Importantly, expression of this protein is prognostic, meaning patients whose cancer cells overexpress this protein generally have shorter survival compared to patients whose cancer cells do not. We are in the discovery stage of this program, and we anticipate reaching the drug candidate nomination stage and initiating IND-enabling studies in 2022.

For CYT-0851, we have two issued patents in the United States, United States patents 10,336,746 and 10,590,122, with claims encompassing the composition of matter for CYT-0851, which expire on September 11, 2038. Outside the United States, we have filed a Patent Cooperation Treaty, or PCT, patent application that has entered the national phases in 16 countries and territories, an Argentina patent application, and a Taiwan patent application, each having claims encompassing the composition of matter for CYT-0851. For CYT-1853, we have filed three patent applications (one in the United States, one in Taiwan, and one PCT application), each of which remains pending.

Our management team

We have assembled a management team of biopharmaceutical industry veterans with extensive experience in developing novel oncology therapies, including advancing drug candidates from preclinical research through clinical development and ultimately regulatory approval and commercialization. We have extensive experience across the spectrum of drug research and development, with direct involvement in developing and commercializing drugs such as Imbruvica® (ibrutinib), REVLIMID® (lenalidomide), POMALYST® (pomalidomide), ABRAXANE® (nab-paclitaxel), VIDAZA® (azacytidine) and others. Our team is led by our President and Chief Executive Officer, Markus Renschler, M.D., who has over 25 years’ experience at Celgene Corporation, Pharmion Corporation and Pharmacyclics in building successful biopharmaceutical companies. Paul Secrist, Ph.D., our Chief Scientific Officer, has over 25 years’ experience in drug discovery and pre-clinical development at OSI Pharmaceuticals, Aton Pharma, Merck Inc., and AstraZeneca. Andrew Gengos, our Chief Business Officer, has over 25 years’ experience in strategic, operational, and financial roles at both emerging and established companies in the biopharmaceutical sector, including McKinsey & Company, Chiron, ImmunoCellular Therapeutics, and Amgen Inc. Thomas O’Shea, Ph.D., our Senior Vice President of Clinical Pharmacology and Preclinical Development has over 25 years’ experience at Sanofi, Genzyme, AstraZeneca, Pharmacia, and Searle & Co. Inc.

We have raised more than $140 million of capital since inception from a group of leading life sciences investors, including Novo Holdings, Droia Ventures, Venrock, Osage University Partners, Lightstone Ventures, RA Capital Management and Janus Henderson Investors, as well as Celgene Corporation, or Celgene, a global biotechnology company that merged with Bristol-Myers Squibb Company.

Strategy

Our goal is to be the leading biopharmaceutical company developing and commercializing next generation precision oncology medicines that inhibit DDR and cause cancer cell death through synthetic lethality. We employ an integrated drug discovery approach with a streamlined drug development process that leverages our team’s distinguished success bringing medicines to the market with the aim to build a patient-centric portfolio of effective cancer therapies.

The key elements of our strategy are to:

•	build upon the differentiated profile and encouraging preliminary single-agent activity of our lead drug candidate, CYT-0851, to advance it through clinical development and regulatory approval;

•

leverage CYT-0851’s favorable monotherapy clinical activity and tolerability to develop it in combination with DNA damaging drugs, such as chemotherapy or poly-ADP ribose polymerase, or PARP, inhibitors;

•	advance our next generation inhibitor of RAD51-mediated HR, CYT-1853, through clinical development and regulatory approval to complement CYT-0851;

•	utilize our deep understanding of DDR and tumor biology to identify novel drug candidates and expand our pipeline; and

•	maximize the value of our drug candidates and pipeline while selectively evaluating strategic collaborations.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

We have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

•	We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•

Even if we consummate this offering, we will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

•	We have never successfully completed any clinical trials, and we may be unable to do so for any drug candidates we develop.

•

Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our drug candidates, which would delay or prevent further clinical development of those candidates, or prevent marketing approval from FDA or similar regulatory authorities.

•	We intend to develop CYT-0851, and potentially future drug candidates, for use in combination with other therapies, which exposes us to additional risks.

•

If we are unable to successfully develop and commercialize companion diagnostic tests for our drug candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our drug candidates.

•

Synthetic lethality represents an emerging class of precision medicine targets, and negative perceptions of the efficacy, safety or tolerability of this class of targets, including any that we develop, could adversely affect our ability to conduct our business, advance our drug candidates or obtain regulatory approvals.

•

If we are unable to adequately protect and enforce our intellectual property or obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and products may be impaired.

•	The continuing outbreak of COVID-19 in the United States and other countries may adversely affect our business and the market price of our common stock.

The foregoing is only a summary of some of our risks. For a more detailed discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors.”

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

Our corporate information

We were formed as a Delaware corporation in June 2012 under the name Cyteir Therapeutics, Inc. Our principal executive office is located at 128 Spring St, Building A, Suite 510, Lexington, MA 02421, and our phone number is 857-285-4140. Our website address is www.cyteir.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The offering

Common stock offered by us	7,400,000 shares.

Common stock to be outstanding after this offering	34,466,582 shares (35,576,582 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares of common stock from us	We have granted the underwriters an option to purchase up to an aggregate of 1,110,000 additional shares of common stock from us at the initial public offering price, less the estimated underwriting discounts and commissions, for a period of 30 days after the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $114.3 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: approximately $85.0 million to advance the clinical development of CYT-0851 through the potential completion of its first monotherapy registration clinical trial; approximately $22.0 million to advance the development of CYT-1853 through the potential completion of the phase 1 portion of its phase 1/2 monotherapy clinical trial; approximately $31.0 million for other research and development activities; and the remainder, if any, for working capital and other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. See “Dividend Policy.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus and the other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed trading symbol	“CYT”

The number of shares of our common stock to be outstanding after this offering is based on 2,772,252 shares of our common stock outstanding as of May 15, 2021, which includes 434,414 shares of unvested early exercised stock options, and excludes:

•

2,581,088 shares of common stock issuable upon the exercise of stock options outstanding as of May 15, 2021 under our 2012 Stock Incentive Plan, as amended, or the 2012 Plan, at a weighted average exercise price of $4.45 per share;

•	2,710,193 shares of common stock available for future issuance as of May 15, 2021 under the 2012 Plan;

•	3,200,000 shares of common stock reserved for issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective in connection with this offering; and

•	300,000 shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering.

Unless otherwise noted, the information in this prospectus assumes:

•	a 1-for-3.4088 reverse stock split effected on June 11, 2021;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 24,294,330 shares of common stock upon the closing of this offering;

•	no exercise of the outstanding stock options described above;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

Summary consolidated financial data

You should read the following summary consolidated financial data together with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the condensed consolidated statements of operations data for the three months ended March 31, 2021 and 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Three months ended March 31,		Years ended December 31,
	2021	2020	2020	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Grant revenue	$—	$—	$—	$8

Operating expenses:
Research and development	5,613	5,001	16,765	12,768
General and administrative	1,724	1,009	4,178	3,345

Total operating expenses	7,337	6,010	20,943	16,113

Loss from operations	(7,337)	(6,010)	(20,943)	(16,105)

Total other income	25	81	120	1,061

Net loss	$(7,312)	$(5,929)	$(20,823)	$(15,044)

Net loss attributable to common stockholders—basic and diluted(1)	$(7,312)	$(5,929)	$(20,823)	$(15,044)

Net loss per share—basic and diluted(1)	$(3.40)	$(4.20)	$(13.60)	$(11.66)

Weighted average common stock outstanding—basic and diluted(1)	2,152,613	1,413,306	1,530,924	1,290,185

Pro forma net loss per share attributable to common stockholders—basic and diluted(1)	$(0.31)		$(1.07)

Pro forma weighted average common shares outstanding—basic and diluted(1)	23,890,273		19,433,604

(1)	See Note 11 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders. The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 have been prepared to give effect to the issuance of 21,784,885 shares of our Series C redeemable convertible preferred stock in February 2021 and to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock as if the proposed initial public offering had occurred on the later of the beginning of each period or the issuance date of the redeemable convertible preferred stock.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. Some of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic (including any resurgences thereof) and any worsening of the global business and economic environment as a result. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks related to our financial position and need for additional capital

We have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were incorporated in 2012, and our operations to date have been focused on developing our initial drug candidates, organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, obtaining, maintaining, protecting and enforcing our intellectual property, identifying potential drug candidates, undertaking preclinical and clinical studies and establishing arrangements with third parties for the manufacture of initial quantities of our drug candidates and component materials. We have not yet demonstrated an ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization.

In addition, as a research and development stage business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. If our drug candidates have successful clinical trial results, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and results of operations to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since our inception, we have devoted all of our efforts to research and development and we have incurred significant operating losses. As of March 31, 2021, we had an accumulated deficit of $57.2 million. To date we have financed our operations primarily through private placements of our preferred stock. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	advance our lead drug candidate, CYT-0851, through its phase 1/2 clinical trial, into the monotherapy phase 2 expansion portion of the trial and early-stage combination trials;

•	advance our preclinical drug candidate CYT-1853 toward an investigational new drug, or IND, application, submission and into clinical trials;

•	continue the preclinical development of additional drug candidates from our current research programs;

•	initiate preclinical testing for any new drug candidates we identify and develop;

•	pursue potential in-licensing opportunities for preclinical assets;

•	obtain, maintain, expand, enforce, defend and protect our trade secrets and intellectual property portfolio;

•	hire additional research and development personnel;

•	add operational, legal, compliance, financial and management information systems and personnel to support our research, product development and operations as a public company;

•	increase our laboratory facilities and office space to support the above;

•	operate as a public company;

•	expand our research capabilities and operations internationally;

•	seek marketing approvals for any of our drug candidates that successfully complete clinical trials; and

•	ultimately, establish a sales, marketing, pharmacovigilance, medical affairs, regulatory and distribution infrastructure to commercialize any products for which we may obtain marketing approval.

We expect that it will be many years, if ever, before we have a drug candidate ready for commercialization. To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize a medicine or medicines with significant market potential. This will require us to be successful in a range of challenging activities, including identifying drug candidates, completing preclinical testing and clinical trials of drug candidates, obtaining marketing approval for these drug candidates, manufacturing, marketing, and selling those medicines for which we may obtain marketing approval, and satisfying any post-marketing regulatory requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. We are unable to predict the extent of any future losses or when we will become profitable, if at all. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Even if we consummate this offering, we will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, or eliminate our research and drug development programs or future commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate clinical trials of, and seek marketing approval for, our drug candidates. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we will be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

As of March 31, 2021, our cash and cash equivalents were $84.2 million. We estimate that the net proceeds of this offering will be approximately $114.3 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Additional fundraising efforts, when needed, may divert our management’s attention from their day-to-day activities, which may adversely affect our ability to advance our drug candidates or develop new drug candidates. If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish certain valuable rights to our intellectual property, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to obtain funding on a reasonable and timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs, clinical research, or the commercialization of any drug candidate, or grant rights to develop and market drug candidates that we would otherwise develop and market ourselves. We may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We have never generated revenue from product sales and may never be profitable.

We are currently only in the phase 1/2 clinical trial stage for our most advanced drug candidate, CYT-0851. We expect that it will be many years, if ever, before CYT-0851 or any other drug candidate is ready for commercialization. To become and remain profitable, we must succeed in developing, obtaining marketing approval for and commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including advancing CTY-0851 through clinical development as a monotherapy or in combination with other drugs, completing preclinical testing and clinical trials of our current or future drug candidates, establishing and maintaining arrangements with third parties for the manufacture of clinical supplies of our drug candidates, obtaining marketing approval for our drug candidates and manufacturing, marketing, selling and obtaining reimbursement for any products for which we may obtain marketing approval, and maintaining regulatory requirements while a product is on the market. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses, or NOLs, during our history and we may not achieve profitability prior to the time that certain of our NOLs expire. U.S. federal and certain state NOLs generated in years beginning after December 31, 2017 are not subject to expiration. Federal NOLs generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal NOLs generated in 2018, 2019, and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 will be limited to 80% of our taxable income in such taxable year. NOLs generated in taxable years beginning before January 1, 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not achieve profitability in the future. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset a portion of future taxable income, if any, subject to expiration in the case of carryforwards generated prior to January 1, 2018. Additionally, we continue to generate business tax credits, including research and development tax credits, which generally may be carried forward to offset a portion of future taxable income, if any, subject to expiration of such credit carryforwards. Futhermore, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes. We may also experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which may be outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income may be subject to limitations described above, which could potentially result in increased future tax liability to us. There is a risk that under existing tax laws, changes thereto, regulatory changes, or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

Risks related to discovery and development

We have never successfully completed any clinical trials, and we may be unable to do so for any drug candidates we develop.

We have not yet demonstrated an ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing, pharmacovigilance and distribution activities necessary for successful product commercialization. To date, we only have one drug candidate in clinical development, CYT-0851. We are investigating CYT-0851 in a phase 1/2 trial in adult patients with hematologic malignancies and solid tumors, and have observed encouraging preliminary single agent activity in the dose escalation portion of the trial. If the phase 1/2 data warrant, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors. We also plan to develop CYT-0851 in additional tumor settings as both a monotherapy and in combination with approved cancer therapeutics, and plan to initiate a phase 1/2 trial that explores tolerability and preliminary activity of combinations with standard-of-care therapies in the second half of 2021. We do not know whether any of our future clinical trials will begin on time or be completed on schedule, if at all.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our drug candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	be subject to post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Clinical product development is a lengthy and expensive process with an uncertain outcome.

It is impossible to predict when or if any of our drug candidates will prove effective and safe in humans or will receive regulatory approval. The majority of drug candidates in phase 1/2 clinical trials in oncology do not reach regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design, implement, and execute, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. There is no guarantee that the data or the data quality will meet the standards for regulatory approval. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drug candidates. Our preclinical studies and future clinical trials may not be successful.

In addition, we may experience regulatory delays or rejections due to changes in regulatory policy during the period of our drug candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

We may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or a comparable foreign regulatory may not permit us to proceed.

We may not be able to file INDs for any of our drug candidates on the timelines we expect, if at all. Moreover, we cannot be sure that submission of an IND will result in the U.S. Food and Drug Administration, or FDA, allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials will be subject to finalizing the trial design and selection of relevant endpoints based on discussions with the FDA and other regulatory authorities. Any guidance we receive from the FDA or other regulatory authorities is subject to change. These regulatory authorities could change their position, including, on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect. Successful completion of our clinical trials is a prerequisite to submitting a new drug application, or NDA, to the FDA for each drug candidate and, consequently, the ultimate approval and commercial marketing of each drug candidate. There is also no assurance that, even if completed, our ongoing or any future clinical trials of drug candidates will be successful or will generate positive clinical data.

We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

We may experience delays in completing our preclinical studies and initiating or completing clinical trials, and we may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

•	FDA or other regulatory authorities may disagree with the design, protocol or conduct of our clinical trials;

•	regulators, institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

•

data from one trial may not be reproduced in another study. Contradictory results in clinical trials may result in the requirement for additional trials or the failure to obtain regulatory approval of the drug;

•

the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•

our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•

we may elect to, or regulators or IRBs or ethics committees may require us or our investigators to, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements, a finding that our drug candidates may have undesirable side effects or other unexpected characteristics that expose the participants to unacceptable health risks, or reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates;

•	the cost of clinical trials of our drug candidates may be greater than we anticipate; and

•	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate.

We could encounter delays if a clinical trial is suspended or terminated by us, including based on a recommendation by the Data Safety Monitoring Board, or DSMB, for such trial, by the IRBs of the institutions at which such trials are being conducted or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial, superior efficacy of a competing product in development for the same indication, or marketing approval of a superior product that reduces the pool of patients with an unmet need that seek out clinical trials. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

Our product development costs will also increase if we experience delays in testing or regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays, including those caused by the COVID-19 pandemic, also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, our ability to enroll patients may be significantly delayed by global events such as the COVID-19 pandemic, and we cannot know or predict the extent and scope of such delays at this point.

We may experience difficulties in identifying and enrolling patients as a result of competition for patients with other ongoing clinical trials. In addition to the competitive trial environment, the eligibility criteria of our planned clinical trials may further limit the pool of available trial participants. Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the drug candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason or if we are not able to enroll a sufficient number of patients who remain in the study until its conclusion, the timeline for recruiting patients, conducting studies and obtaining regulatory approval for our drug candidates may be delayed.

Patient enrollment may be affected by other factors including:

•	the severity of the disease under investigation;

•	the eligibility criteria for the clinical trial in question;

•	the intensity of study procedures a patient has to go through during study participation;

•	the frequency and number of visits required for study participants;

•	the number of patients with the disease or condition being studied;

•	the approval of new alternative treatments that reduce the number of available study patients;

•	the availability of an appropriate patient selection test;

•	the clinical trials competing for the same patients;

•	the perceived risks and benefits of the drug candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	our ability to obtain and maintain patient consents;

•	the ability to monitor patients adequately during and after treatment, which may be worsened by pandemics such as COVID-19;

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment or study follow-up visits, especially during a pandemic such as COVID-19;

•	the proximity and availability of clinical trial sites for prospective patients; and

•

factors we may not be able to control, such as current or potential future global health crises that may limit patients, principal investigators or staff or clinical site availability (for example, the ongoing COVID-19 pandemic).

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, top-line or preliminary data from our clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Positive results from the clinical trials and preclinical studies of our drug candidates are not necessarily predictive of the results of later clinical trials or preclinical studies. If we cannot replicate the positive results from our clinical trials and preclinical studies of our drug candidates in our later clinical trials preclinical studies, we may be unable to successfully develop, obtain regulatory approval for and commercialize our drug candidates.

Any positive results from clinical trials and preclinical studies of our drug candidates may not necessarily be predictive of the results from later clinical trials and preclinical studies. Similarly, even if we are able to complete the planned clinical trials and preclinical studies of our drug candidates according to our current development timeline, the positive results from such trials and studies may not be replicated in subsequent trials and studies.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or other regulatory authorities.

Our planned clinical trials may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of our drug candidates.

Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most drug candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our drug candidates.

We may develop future drug candidates in combination with one or more cancer therapies. The uncertainty resulting from the use of our drug candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials. For example, our lead drug candidate, CYT-0851, has been shown in in vitro experiments to inhibit the activity of a human liver enzyme that metabolizes other drugs, including some anti-cancer drugs.

As is the case with many treatments for cancer, it is possible that there may be side effects associated with the use of our drug candidates. Our clinical trial includes cancer patients who are very sick and whose health is deteriorating, and we expect that additional clinical trials of our other drug candidates will include similar patients with deteriorating health. It is possible that some of these patients may experience adverse side effects, and that some patients may die during our clinical trials for various reasons, including as a result of receiving our drug candidates, because the patient’s disease is too advanced, or because the patient experiences medical problems that may not be related to our drug candidate. Even if the deaths are not related to our drug candidates, the deaths could affect perceptions regarding the safety of our drug candidate. In addition, due to the lack of a clear mechanism of action with respect to our drug candidates, we may find it difficult or impossible to mitigate against any adverse side effects resulting from toxicity, which could lead to developmental delays, added costs from increased safety monitoring and decreased study enrollment and difficulties in the identification of patient populations likely to benefit from our drug candidates, which could in turn lead to reduced efficacy and ultimately impact our ability to receive regulatory approval.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients into our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more drug candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB may suspend or terminate clinical trials of a drug candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

We intend to develop CYT-0851, and potentially future drug candidates, for use in combination with other therapies, which exposes us to additional risks.

We intend to develop CYT-0851, and potentially future drug candidates, for use in combination with one or more PARP inhibitors, chemotherapies or other oncology treatments. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our drug candidates for use in combination with other drugs or for indications other than cancer. Even if any drug candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate future drug candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. If the FDA or similar foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market our drug candidates.

If the FDA or comparable foreign regulatory authorities do not approve or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, therapies we choose to evaluate in combination with any of our drug candidates, we may be unable to obtain regulatory approval of or to commercialize such drug candidates in combination with these therapies.

If we are unable to successfully develop and commercialize companion diagnostic tests for our drug candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our drug candidates.

Because predictive biomarkers may be used to select patients for our drug candidates, we believe that our success may depend, in part, on the development and commercialization of companion diagnostic tests. While we were granted an Investigational Device Exemption for use of an investigational companion diagnostic in our phase 1/2 clinical trial of CYT-0851, we have no experience in the development and commercialization of companion diagnostic tests and may not be successful in developing and commercializing appropriate companion diagnostic tests to pair with CYT-0851 or any of our drug candidates that receive marketing approval. Companion diagnostic tests are subject to regulation by the FDA and similar regulatory authorities outside the United States as medical devices and require separate regulatory approval prior to commercialization. We may encounter difficulties in identifying biomarkers that are predictive of response to our therapies or may never identify a biomarker at all. We may not be able to develop assays that consistently measure our biomarkers in clinical trials and some biomarkers may not be able to be measured in certain tumor types precluding development in those indications. Even if our biomarkers prove effective for patient selection we may still encounter difficulties developing and obtaining regulatory approval for the companion diagnostic tests, including issues relating to selectivity/specificity, analytical validation, reproducibility, or clinical validation. While our drug candidates will have their marketing applications reviewed by FDA’s Center for Drug Evaluation and Research, or CDER, companion diagnostics require separate marketing applications under the primary jurisdiction of FDA’s Center for Devices and Radiological Health, or CDRH. This parallel jurisdiction and separate marketing applications could result in coordination issues, require additional time and effort, or result in delays or failure to obtain marketing approval for either the companion diagnostic or related drug indications.

Any failure to develop or obtain regulatory approval of the companion diagnostic tests could delay or prevent approval of our drug candidates. If we, or any third parties that we may in the future engage to assist us, are unable to successfully develop and commercialize companion diagnostic tests for our drug candidates, or experience delays in doing so:

•	the development of our drug candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials;

•	our drug candidates may not receive marketing approval if safe and effective use of a therapeutic drug candidate depends on an in vitro diagnostic; or

•

we may not realize the full commercial potential of any drug candidates that receive marketing approval if, among other reasons, we are unable to appropriately select patients who are likely to benefit from treatment with our drugs.

If any of these events were to occur, our business would be materially harmed.

Synthetic lethality represents an emerging class of precision medicine targets, and negative perceptions of the efficacy, safety or tolerability of this class of targets, including any that we develop, could adversely affect our ability to conduct our business, advance our drug candidates or obtain regulatory approvals.

Aside from PARP inhibitors, such as Lynparza, Rubraca, Zejula and Talzenna, no synthetically lethal small molecule inhibitor therapeutics have been approved to date by the FDA or other comparable regulators. Adverse events in future clinical trials of our drug candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of synthetic lethality, or other products that are perceived to be similar to synthetic lethality, such as those related to gene therapy or gene editing, could result in a decrease in the perceived benefit of one or more of our programs, increased regulatory scrutiny, decreased confidence by patients and CROs in our drug candidates, and less demand for any product that we may develop. Our synthetic lethality drug candidates could result in a greater quantity of reportable adverse events or other reportable negative clinical outcomes, manufacturing reportable events or material clinical events that could lead to clinical delays or holds by the FDA or applicable regulatory authority or other clinical delays, any of which could negatively impact the perception of one or more of our synthetic lethality programs, as well as our business as a whole. In addition, responses by U.S. federal or foreign governments to negative public perception may result in new legislation or regulations that could limit our ability to develop any drug candidates or commercialize any approved products, obtain or maintain regulatory approval, or otherwise achieve profitability. More restrictive statutory regimes, government regulations, or negative public opinion would have an adverse effect on our business, financial condition, results of operations, and prospects, and may delay or impair the development of our drug candidates and commercialization of any approved products or demand for any products we may develop.

We may in the future conduct clinical trials for our drug candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct additional clinical trials outside the United States. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed in accordance with Good Clinical Practices, or GCPs, and by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

The market opportunities for certain of our drug candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and the incidence and prevalence for target patient populations of our drug candidates have not been established with precision. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be materially and adversely affected.

Cancer therapies are sometimes characterized as first line, second line or third line, and the FDA often approves new therapies initially only for later line use where there are not good therapeutic alternatives. When cancers are detected and require systemic treatment, these are treated with the first line therapy. This generally consists of chemotherapy, radiation, antibody drugs, tumor targeted small molecules, or a combination of these. In addition, sometimes a bone marrow transplantation may also be used. If the patient’s cancer progresses or relapses, then they are given a second line or third line therapy, which can consist of more chemotherapy, radiation, antibody drugs, tumor targeted small molecules, or a combination of these, or bone marrow transplant. Generally, as patients progress through lines of therapy, the number of patients deriving benefit decreases, as does the time that the treatment controls their cancer. We are targeting a wide range of cancer populations in our clinical trials of CYT-0851; the line of therapy we will pursue for potential registration for CYT-0851 will depend on the target disease indication and the size of benefit observed for patients receiving CYT-0851, but in most cases is likely to be positioned initially as a second or later line therapy.

We are currently evaluating the safety and tolerability of CYT-0851 in a phase 1/2 dose escalation study in patients with relapsed and/or refractory B-cell malignancies and advanced solid tumors and plan to study combinations in the future. We believe that CYT-0851 has the potential to be approved in multiple monotherapy and combination therapy settings for both hematologic malignancies and solid tumors.

In the future, if CYT-0851 advances to earlier lines of treatment as either a monotherapy or as a combination therapy, it could potentially address additional patients annually in the U.S. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with CYT-0851, or any of our drug candidates, are based on estimates.

The total addressable market opportunity will ultimately depend upon, among other things, the treatment criteria included in the final label. Even if our drug candidates are approved for sale for these indications, acceptance by the medical community may be lower than estimated and patient access, product pricing and reimbursement may hinder sales and lead to lower sales. The number of patients with cancers and solid tumors may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. We may not be successful in our efforts to identify additional drug candidates. Due to our limited resources and access to capital, we must prioritize development of certain drug candidates, which may prove to be the wrong choice and may adversely affect our business.

Although we intend to explore other therapeutic opportunities in addition to the drug candidates that we are currently developing, we may fail to identify viable new drug candidates for clinical development for a number of reasons. If we fail to identify additional potential drug candidates, our business could be materially harmed.

In addition to our drug candidates that are currently under development, we will continue to build and direct our DDR biology expertise and discovery and translational research capabilities and capacity to generate additional discovery programs. We currently have one undisclosed target program that is undergoing chemical series assay testing and medicinal chemistry. In addition, we have another program that is currently in the target assessment stage and are screening external preclinical-stage programs for in-licensing. Research programs to identify new disease targets and drug candidates require substantial technical, financial and human resources whether or not they are ultimately successful. There can be no assurance that we will find potential additional drug candidates using this approach or that such potential drug candidates will be clinically validated. Our research programs may initially show promise in identifying potential indications and/or drug candidates, yet fail to yield results for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential indications and/or drug candidates;

•	potential drug candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective products; or

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it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

Because we have limited financial and human resources, we intend to initially focus on research programs and drug candidates for a limited set of indications. As a result, we may forgo or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential drug candidates or other potential programs that ultimately prove to be unsuccessful.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our drug candidates, we will not be able to commercialize, or will be delayed in commercializing, our drug candidates, and our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our drug candidates, we must obtain marketing approval. Currently, all of our drug candidates are in development, and we have not received approval to market any of our drug candidates from regulatory authorities in any jurisdiction. It is possible that our drug candidates, including any drug candidates we may seek to develop in the future, will never obtain regulatory approval. We have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate’s safety and efficacy. It requires quality assurance and control systems that meet regulatory standards, and publishing know-how to submit the regulatory applications and gain approval. We have limited experience building quality systems and publishing new drug applications and will rely on third-party CROs and vendors to establish these controls and systems. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. In addition, regulatory authorities may find fault with our manufacturing processes or facilities or that of third-party contract manufacturers. We may also face greater than expected difficulty in manufacturing our drug candidates.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive and often takes many years. If the FDA or a comparable foreign regulatory authority requires that we perform additional preclinical or clinical trials, or manufacturing changes, approval, if obtained at all, may be delayed. The length of such a delay varies substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted application may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies or make manufacturing changes. Our drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may not be able to enroll a sufficient number of patients in our clinical studies;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

•	the results of clinical trials may not meet the level of statistical significance or the degree of benefit required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the purity of our product;

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the FDA or comparable foreign regulatory authorities may fail to accept the preclinical pharmacology, safety and toxicology evaluation as adequate to support approval of the drugs; and

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the approval policies, the interpretation of the regulatory approval guidelines by the reviewers, or regulations of the FDA or comparable foreign regulatory authorities may significantly change such that our clinical and non-clinical data are insufficient for approval.

Even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, or may not allow us to present all safety and efficacy data in the drug label, thereby narrowing the commercial potential of the drug candidate. In addition, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our drug candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our drug candidates, the commercial prospects for our drug candidates may be harmed and our ability to generate revenues will be materially impaired.

While we continue to pursue a further understanding of the molecular binding mechanism of our drug candidates, we do not currently know, and might never know, the precise mechanism of action of our inhibitors of RAD51-mediated HR.

Our lead candidates, CYT-0851 and CYT-1853, were discovered from a phenotypic screen and the exact mechanism of action by which they function is not currently known and may never be known. While this knowledge is not required for regulatory approval, the lack thereof could still pose significant development challenges that result in delays in our development or our ability to commercialize our products, including difficulties managing any unexpected toxicities should they arise. The effects on RAD51 and DNA repair may be secondary to other direct action of our lead drug candidates. Without a clear understanding of the mechanism of action of these candidates, and given that there may be a direct mechanistic action of these candidates on targets that we do not understand, we may find it difficult or impossible to mitigate against any adverse side effects resulting from toxicity, which could lead to developmental delays, added costs from increased safety monitoring and decreased study enrollment.

Our business substantially depends upon the successful development of drug candidates generated through the application of our platform, and in particular, our lead drug candidate, CYT-0851. If we are unable to obtain regulatory approval for, and successfully commercialize, products developed through the application of our platform, our business may be materially harmed.

Our lead drug candidate, CYT-0851, was developed through the application of our platform. All of our drug candidates to date were derived based on the same principle of synthetic lethality. As such, negative results in the development of CYT-0851 may also impact our ability to obtain regulatory approval for our other drug candidates, either at all or within anticipated timeframes because, although other drug candidates may target different indications, the underlying technology platform, manufacturing process and development process is the same for all of our drug candidates. Accordingly, a failure in any one program may decrease trust in our technology and affect the ability to obtain regulatory approval to continue or conduct clinical programs for other drug candidates. If CYT-0851 shows unexpected adverse events or a lack of efficacy in the indications we intend to treat, or if we experience other regulatory or developmental issues, our development plans and business could be significantly harmed.

Risks related to the commercialization of our drug candidates

We face substantial competition, which may result in others developing or commercializing drugs before or more successfully than us.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly as they develop novel approaches to treating disease indications that our drug candidates are also focused on treating. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the drug candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our drug candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our drug candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of precision oncology therapies for patients with genetically-defined cancers. Several biopharmaceutical companies, including Loxo Oncology, Inc. (recently acquired by Eli Lilly and Company), Blueprint Medicines Corporation, Agios Pharmaceuticals, Inc., SpringWorks Therapeutics, Inc., Black Diamond Therapeutics, Inc., Deciphera Pharmaceuticals, Inc., Turning Point Therapeutics, Inc., and Repare Therapeutics,

Inc., are developing precision oncology medicines. In addition, we may face competition from companies developing drug candidates that are based on synthetic lethality, including AstraZeneca, GlaxoSmithKline, Pfizer, Bayer, Merck Serono, Artios Pharma Ltd. and IDEAYA Biosciences, Inc.

We anticipate that we will continue to face intense and increasing competition as new treatments enter the market and advanced technologies become available. There can be no assurance that our competitors are not currently developing, or will not in the future develop, products that are equally or more effective or are more economically attractive than any of our current or future drug candidates. Competing products may gain faster or greater market acceptance than our products, if any, and medical advances or rapid technological development by competitors may result in our drug candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our drug candidates do not compete effectively, it may have a material adverse effect on our business, financial condition and results of operations.

The estimates for potentially addressable patient populations presented in this prospectus are subject to inherent challenges and uncertainties. If we have overestimated the sizes of the potentially addressable patient populations or the various markets in which we operate or plan to operate, our future growth opportunities may be limited.

The estimates for potentially addressable patient populations presented in this prospectus have been calculated based on a combination of third-party estimates, our internal estimates and management’s experience. Accordingly, they are subject to uncertainty and are based on assumptions that may not prove to be accurate. In particular, we calculated our estimates for potentially addressable patient populations based on, among other parameters, the annual incidence of our target indications. The information for these parameters is derived from a combination of third-party reports and management assessment, and is subject to significant assumptions and estimates, which may change or prove to be inaccurate. While we believe the information and assumptions on which we base our estimates for potentially addressable patient populations are reasonable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If third-party or internally generated data prove to be inaccurate, or if we make errors in our assumptions based on that data, our future growth opportunities may be different from our expectations. Moreover, if our estimates for potentially addressable patient populations, or the size of any of the various markets in which we operate or plan to operate, proves to be inaccurate, there could be a material adverse effect on our prospects.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and drug candidates that we identify for specific indications among many potential options. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable medicines. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate. Any such event could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We currently have no marketing and sales organization and have no experience as a company in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue arrangements with third-party sales, marketing, and distribution collaborators regarding the sales and marketing of our products, if approved. However, there can be no assurance that we will be able to establish or maintain such arrangements on favorable terms or if at all, or if we are able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our drug candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, or additional global financial crises, could result in a variety of risks to our business, including weakened demand for our drug candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Similarly, the recent significant volatility associated with the ongoing COVID-19 pandemic has caused significant instability and disruptions in the capital and credit markets. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Risks related to employee matters, managing growth and information technology

We are highly dependent on our key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We are highly dependent on Markus Renschler, M.D., our President and Chief Executive Officer. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

Despite our efforts to retain Dr. Renschler and other valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.

We will need to grow the size of our organization, and we may experience difficulties in achieving or managing this growth.

As of May 15, 2021, we had 31 full-time employees. We intend to hire new employees to assume activities and responsibilities within the company, including conducting our research and performing development activities in the future.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We conduct our operations at our facilities in Lexington, Massachusetts. The Massachusetts region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.S. citizens.

Any delay or disruption in hiring such new employees could result in delays in our research and development activities and would harm our business. We rely on third-party recruiters to help us fill the positions. The recruiters may not perform which may delay hiring. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, quality, regulatory affairs, financial and other personnel, as well as additional facilities to expand our operations.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those used by our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of the development programs of our drug candidates.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other vendors, contractors and consultants are vulnerable to damage from data breaches, computer viruses, cybersecurity threats (such as denial-of-service attacks, cyber-attacks, cyber-intrusions, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures. As we become more dependent on information technologies to conduct our operations, such incidents, including deliberate attacks and attempts to gain unauthorized access to such computer systems and networks, may increase in frequency and sophistication. Further, we do not have any control over the operations of the facilities or technology of our vendors, including any vendors that collect, transmit, store and otherwise process personal information on our behalf. Our systems, servers and platforms and those of our vendors may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect. For example, while we have not experienced any such material system failure or security breach at our company to date, one of our clinical trial CROs had an incident but had adequate mechanisms to recover all of our data. If such a security breach were to occur and cause interruptions in our operations or the operations of one of our CROs or vendors, or result in the unauthorized disclosure of or access to personally identifiable information or individually protected health information, it could result in a material disruption of our development programs and our business operations. For example, the loss of data from completed or future preclinical studies and clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our drug candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our or our vendors’ data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our drug candidates could be delayed. We may also need to expend significant resources to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third-party providers will be successful in preventing security breaches or successfully mitigating their effects.

Any security breach or other incident, whether real or perceived, that results in a loss of or accidental, unlawful or unauthorized access to, use of, release of or other processing of personal, proprietary or other sensitive information could impact our reputation, cause us to incur significant liability and costs, including legal expenses, fines and penalties for any noncompliance with any privacy and security laws, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs or cause us to lose existing customers. We do not currently maintain cybersecurity insurance, and any insurance we may maintain against the risk of this type of loss in the future may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular loss.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products, and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which has since been further updated and is being refreshed on a periodic basis. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting “mission–critical” domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards.

Most recently, as of July 2020, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’s trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, the FDA is either continuing to, on a case-by-case basis, conduct only “mission-critical” inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval inspections. Foreign pre-approval inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case basis. The FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA’s assessment of whether an inspection is mission-critical considers many factors related to the public health benefit of U.S. patients having access to the product subject to inspection, including whether the products are used to diagnose, treat, or prevent a serious disease or medical condition for which there is no other appropriate substitute. Both for-cause and pre-approval inspections can be deemed mission-critical. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The continuing outbreak of COVID-19 in the United States and other countries may adversely affect our business and the market price of our common stock.

The recent COVID-19 pandemic is impacting worldwide economic activity, particularly economic activity in the United States, and poses the risk that we or our employees, contractors, suppliers, or other partners may be prevented or delayed from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The ongoing COVID-19 pandemic and the measures taken by the governments of countries affected by it could disrupt the supply chain and the manufacture or shipment of both drug substance and finished drug product for our drug candidates for preclinical testing or clinical trials, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect our ability to obtain regulatory approvals. These disruptions could also affect other facets of our business, including but not limited to:

•	our ability to recruit employees from outside of the United States;

•	the ability of our CROs to conduct clinical trials and preclinical studies in countries outside of the United States;

•	our ability to important materials from outside of the United States, including raw materials required to manufacture our drug;

•	our ability to export materials to our CROs and other third-parties located outside of the United States;

•	our ability to identify suitable clinical sites or open those sites for enrollment due to competing business needs;

•	our ability to enroll patients due to their fear of coming into medical facilities and their perceived risk of becoming infected at such facilities; and

•	our ability to monitor the clinical data generated at clinical sites, required for completion of clinical trials.

The COVID-19 outbreak and mitigation measures also may have an adverse impact on global economic conditions, which could adversely impact our business, financial condition or results of operations. Additionally, the COVID-19 outbreak has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past as a result of the COVID-19 outbreak could have an adverse effect on our ability to access capital and on the market price of our common stock.

Risks related to our intellectual property

If we are unable to adequately protect and enforce our intellectual property or obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and products may be impaired.

Our commercial success will depend in part on our ability and the ability of our licensors and collaborators to obtain, maintain, enforce and protect proprietary or intellectual property protection in the United States and other countries for our drug candidates and our core technologies. We rely on patent protection, trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We seek to protect our proprietary drug candidates by filing patent applications in the United States and abroad related to our drug candidates and other proprietary technologies that are important to our business. If we or our licensors are unable to obtain, maintain, protect or enforce patent protection with respect to our current and future drug candidates, competitors and other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our current drug candidates and other drug candidates that we may pursue may be impaired. As a result, our business, financial condition, results of operations and prospects could be materially harmed.

The degree of patent protection we require to successfully commercialize our drug candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, we do not currently own or in-license any issued patents covering our CYT-1853 drug candidate. We cannot provide any assurances that any of our pending patent applications will issue, or that any of our patent applications that have matured or may mature into issued patents will include claims with a scope sufficient to protect CYT-0851, CYT-1853 or our other current or future drug candidates. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar or identical to our drug candidates, including generic versions of such drugs.

Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our owned or in-licensed patent applications, in either case that they may rely upon to dominate our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or until issuance or, in some cases, not published at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty.

In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to many of the pending patent applications covering our drug candidates, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office, or USPTO, have often been significantly narrowed by the time they issue, if at all. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Even if we acquire patent protection that we expect should enable us to maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party submission of prior art to the USPTO challenging the priority of an invention claimed within one of our patents, which submissions may also be made prior to a patent’s issuance, precluding the granting of any of our pending patent applications. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others from whom we have obtained licenses to such rights. Competitors or other third parties may claim that they invented the inventions claimed in our issued patents or patent applications prior to us, or may file patent applications before we do. Competitors or other third parties may also claim that we are infringing, misappropriating or otherwise violating their patents or other intellectual property and proprietary rights and that we therefore cannot practice our technology as claimed under our patents, if issued. Competitors or other third parties may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor or other third party could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

In addition, we may in the future be subject to claims by our former employees, consultants, advisors or independent contractors asserting an ownership right in our patents, patent applications or technologies, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants and advisors and any other third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, without payment to us, or could limit the duration of the patent protection covering our technology and drug candidates. Such challenges may also result in our inability to manufacture or commercialize our drug candidates without infringing, misappropriating or otherwise violating third party patent or other intellectual property rights or require us to license the relevant intellectual property from third parties, which licenses may not be available on commercially reasonable terms, if at all. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Even if our patent portfolio is unchallenged, it may not provide us with any meaningful protection or prevent competitors or other third parties from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. For example, a third party may develop a competitive product that provides benefits similar to one or more of our drug candidates but that has a different composition that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our drug candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our drug candidates could be negatively affected, which would harm our business.

If we are unable to protect the confidentiality of our trade secrets our business and competitive position may be harmed.

In addition to the protection afforded by patents, we rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our consultants and employees. We may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security on our premises, and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Our trade secrets could otherwise become known or be independently discovered by our competitors or other third parties. Competitors or other third parties could purchase our drug candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe, misappropriate or otherwise violate our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If our trade secrets are not adequately protected so as to protect our market against competitors’ products, our competitive position could be adversely affected, as could our business.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents and patent applications often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our drug candidates, which would have a material adverse effect on our business.

The intellectual property landscape around our technology is highly dynamic, and third parties may obtain intellectual property rights that could affect our ability to use our technology or otherwise develop and commercialize drug candidates.

Synthetic lethality and the use of inhibitors of specific DNA damage repair pathways in the context of cancer drug development remains a novel approach. Due to the intense research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is evolving and in flux, and it may remain uncertain for the coming years. There may be significant intellectual property related litigation and proceedings relating to our owned and in-licensed, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends upon our ability to develop, manufacture, market, and sell any drug candidates that we may develop and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of therapies, products or their methods of use or manufacture. There may be third-party patents of which we are currently unaware with claims to technologies, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our drug candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. We may be unable to obtain a license to such patents held by third-parties on commercially reasonable terms or at all. In the event that we are unable to obtain licenses to such patents, our ability to develop and commercialize one or more drug candidates may become severely limited. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us.

We may initiate or become involved in legal proceedings involving allegations that we are infringing, misappropriating or otherwise violating a third party’s intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends in part upon our ability and the ability of our collaborators, to develop, manufacture and sell our drug candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other propriety rights of third parties.

The biotechnology and pharmaceutical industries are characterized by extensive and frequent litigation regarding patents and other intellectual property rights. We may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our drug candidates and technology. Our competitors or other third parties may assert infringement, misappropriation or other claims against us, alleging that our products or technologies are covered by their patents or other intellectual property. Given the vast number of patents in our field of technology, we cannot be certain that we do not infringe, misappropriate or otherwise violate existing patents or that we will not infringe, misappropriate or otherwise violate patents that may be granted in the future. If a patent holder believes our product or drug candidate infringes, misappropriates or otherwise violates its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we may be enjoined from further developing or commercializing the infringing, misappropriating or otherwise violating products or technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties to continue developing and marketing our drug candidates and technology, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. In addition, we may choose to obtain one or more licenses from third parties, even in the absence of an action or finding of infringement, misappropriation or other violation. In either case, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us. Without such a license, we could be forced, including by court order, to cease developing and commercializing the infringing, misappropriating or otherwise violating technology or drug candidates. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business. If we lose a foreign patent or other intellectual property lawsuit, alleging our infringement, misappropriation or other violation of a competitor’s patents or other intellectual property, we could be prevented from marketing our products in one or more foreign countries, which would have a materially adverse effect on our business. In addition, we may in the future pursue patent challenges with respect to third-party patents, including as a defense against the foregoing infringement, misappropriation or other claims. The outcome of such challenges is unpredictable. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may be subject to damages resulting from claims that we or our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers, including our competitors or are in breach of non-competition or non-solicitation agreements with their current or former employers, including our competitors, or claims asserting ownership of what we regard as our own intellectual property.

We could in the future also be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer, competitor or other third party. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to our management and employees. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our drug candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate such technologies or features would have a material adverse effect on our business, and may prevent us from successfully commercializing our drug candidates. In addition, we may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have an adverse effect on our business, results of operations and financial condition. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patent rights and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our patents, if obtained, and other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement, misappropriation or other claims. A court may disagree with our allegations or may refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ patents do not cover the third-party technology in question. Further, such third parties could counterclaim that we or our licensors’ infringe, misappropriate or otherwise violate their intellectual property or that a patent we have asserted against them is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. In addition, third parties may initiate legal proceedings against us or our licensors to assert such challenges to our or our licensors’ intellectual property rights. The outcome of any such proceeding is generally unpredictable. To counter or defend against such claims can be expensive and time consuming. An adverse result in any litigation proceeding could put one or more of our or our licensors’ patents at risk of being invalidated or interpreted narrowly. If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our patents covering one of our drug candidates, we would lose at least part, and perhaps all, of the patent protection covering such drug candidate. Competing products may also be sold in other countries in which our patent coverage might neither exist nor be as strong.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or otherwise violating, or from successfully challenging, our intellectual property rights, or we may be unable to successfully defend ourselves from allegations of infringement, misappropriation or other violation. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may not be able to effectively obtain, maintain, protect and enforce our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patent rights on our drug candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the patent laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States. Many companies have encountered significant problems in obtaining, maintaining, protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property rights, particularly those relating to biotechnology products. This could make it difficult for us to stop the infringement, misappropriation or other violation of our patent rights or our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors or other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patent rights to stop infringing, misappropriating or other violating activities is inadequate. These products may compete with our drug candidates, and our patent rights or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our intellectual property and proprietary rights, including our patent rights, in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business, put our patent rights at risk of being invalidated or interpreted narrowly, put our owned or in-licensed patents and patent applications at risk of not issuing. Furthermore, while we intend to protect our intellectual property rights in the major markets for our drug candidates, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate to obtain significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims challenging the inventorship or ownership of any intellectual property, including any patents we may own or in-license in the future.

We may be subject to claims that former employees, collaborators or other third parties have an interest in any patents we may own or in-license in the future, trade secrets, or other intellectual property as an inventor or co-inventor. We may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our drug candidates or other technologies. We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to an inventorship, such dispute may lead to litigation which could be expensive and time consuming. If we are unsuccessful, in addition to paying monetary damages, we could lose valuable rights in intellectual property that we regard as our own, such as exclusive ownership of, or right to use, intellectual property that is important to our drug candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extension and data exclusivity for any drug candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our drug candidates, one or more of our U.S. patents, if obtained, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our business, financial condition, results of operations and prospects could be materially harmed.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to our drug candidates or utilize similar technology but that are not covered by the claims of any patents that may issue to us, our licensors or our collaborators;

•	we or our licensors or collaborators, might not have been the first to make the inventions covered by our owned or licensed pending patent applications, or any patents that may issue in the future;

•	we or our licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•	it is possible that our owned or licensed present or future pending patent applications will not lead to issued patents;

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issued patents that we hold or license rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties, or may not provide us with any competitive advantages;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent or other intellectual property rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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changes to the patent law and its interpretation in the United States and other jurisdictions could diminish the value of patents in general and may impact the validity, scope or enforceability of our patent rights, thereby impairing our ability to protect our drug candidates;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or pending or future patent applications of others, if issued, may harm our business; and

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes to the patent law and its interpretation in the United States and in other jurisdictions could diminish the value of patents in general and impact the validity, scope or enforceability of our patent rights, thereby impairing our ability to protect our drug candidates and technologies.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, maintaining, protecting and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or in their interpretation in any jurisdiction that we seek patent protection diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property and proprietary rights and, more generally, may affect the value of our intellectual property and proprietary rights. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system from a “first to invent” system into a “first to file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier.

Moreover, various courts, including the U.S. Supreme Court, has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce rights in our proprietary technology. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce any patents that we may obtain in the future which could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our drug candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, misappropriation or other claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Risks related to our reliance on third parties

We rely, and expect to continue to rely, on third parties, including independent clinical investigators, CROs, and CDMOs to conduct certain aspects of our clinical trials, preclinical studies, development and regulatory filings. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs and CDMOs, as well as potential collaboration partners to conduct certain aspects of our clinical trials, preclinical studies and discovery programs and to monitor and manage data and conduct randomizations and statistical analyses for our ongoing clinical and preclinical programs. We rely on these parties for execution of our clinical trials and preclinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials and studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors, CROs and CDMOs are required to comply with GCP and GMP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these GCPs and GMPs through periodic inspections of trial sponsors, principal investigators, trial sites and manufacturing facilities. If we or any of these third parties, our CROs or our CDMOs fail to comply with applicable GCPs and GMPs, fail to conduct valid randomizations and statistical analyses, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Further, these investigators, CROs and CDMOs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our drug candidates and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators, CROs and CDMOs fail to devote sufficient resources to the development of our drug candidates, if consolidation in the drug manufacturing market results in fewer manufacturers available to us to manufacture the compounds necessary for the development of our drug candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be put on hold by regulatory authorities, extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our operations and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or precluded entirely.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or third parties to manufacture our drug candidates. Our business could be harmed if we are unable to use third-party manufacturing suites or if the third-party manufacturers fail to provide us with sufficient quantities of our drug candidates or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture our drug candidates in clinical quantities, and we expect to rely in the future on these third parties to manufacture our products in sufficient commercial quantities if and when the products are ultimately approved by FDA or other regulatory authorities.

Our reliance on third parties for clinical quantities exposes us to a number of risks, including:

•	our third-party manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately and incompliance with cGMP; and

•	our third-party manufacturers could breach or terminate their agreements with us.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA or result in higher costs. In addition, we will rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

Our third-party manufacturers may also encounter difficulties in production, particularly in scaling up or out to meet commercial demand if and when the products are approved by FDA or other regulatory authorities, validating the production process, and assuring high reliability of the manufacturing process. These problems could include delays or break-downs in logistics and shipping, difficulties with production costs and yields, quality control, product testing, operator error, lack of availability of qualified personnel, or failure to comply with strictly enforced federal, state and foreign regulations.

Our third-party manufacturers are also subject to government inspections and shutdowns by the FDA and other comparable regulatory authorities. If they are unable to reliably produce products to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to manufacture our products. Further, our third-party manufacturing facilities may fail to pass government inspections prior to or after the commercial launch of our drug candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay approval of our products, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

•	reliance on the third party for regulatory compliance, quality assurance, and safety and pharmacovigilance reporting.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business and results of operations.

Any medicines that we may develop may compete with other drug candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for bulk drug substances. If any one of our current contract manufacturer cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative manufacturers who could manufacture our drug candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our drug candidates or medicines may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

We anticipate that a portion of the manufacturing of our drug candidates will take place outside the United States through third-party manufacturers. A significant disruption in the operation of those manufacturers, a trade war or political unrest in such countries could materially adversely affect our business, financial condition and results of operations.

We currently contract manufacturing operations to third parties, and it is possible that clinical quantities of our drug candidates will manufactured by third parties outside the United States, including in China. Any disruption in production or inability of such manufacturers outside the United States to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to continue our development of our drug candidates. Furthermore, since certain of these manufacturers could be located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. For example, a trade war could lead to tariffs on the chemical intermediates we use that are manufactured in China. Any of these matters could materially and adversely affect our business and results of operations. Any recall of the manufacturing lots or similar action regarding our drug candidates used in clinical trials could delay the trials or detract from the integrity of the trial data and its potential use in future regulatory filings. In addition, manufacturing interruptions or failure to comply with regulatory requirements by any of these manufacturers could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions or failures could also impede commercialization of our drug candidates and impair our competitive position. Further, we may be exposed to foreign exchange fluctuations. Future appreciation of such local currencies could increase our costs. In addition, our labor costs could continue to rise as wage rates increase due to increased demand for skilled laborers and the availability of skilled labor declines in countries outside the United States.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Our principal investigators, CROs, consultants and employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our principal investigators, CROs, consultants and employees may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Business disruptions that affect our third-party CROs and manufacturers could seriously harm our future revenue and financial condition and increase our costs and expenses.

While we rely on multiple CROs for preclinical research and development to mitigate potential impacts that may affect any one of our CROs, we have a single CRO for each clinical trial and single contract manufacturers for each step in the manufacturing or our drugs. CROs and other contractors and consultants could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, pandemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce our drug candidates. Our ability to obtain clinical supplies of our drug candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Risks related to regulatory and other legal compliance matters

Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our drug candidates, which would delay or prevent further clinical development of those candidates, or prevent marketing approval from FDA or similar regulatory authorities.

We have not received approval to market any of our drug candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals. To obtain the requisite regulatory approvals to market and sell any of our drug candidates, including CYT-0851, and any other future drug candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are both safe and effective in humans. To date, we have only a limited amount of safety data and have not generated efficacy data in our ongoing phase 1/2 clinical trial of CYT-0851.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our drug candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. The current safety experience of CYT-0851 may not be reflective of the ultimate safety profile of the drug, and rare and sometimes fatal side effects may not be seen until much larger numbers of patients have been treated. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be delayed in obtaining marketing approval, if at all.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or other comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our drug candidates for approval. We cannot guarantee that the FDA or other comparable foreign regulatory authorities will view our drug candidates as having sufficient efficacy to support the indication studied in the clinical trial even if positive results are observed in early clinical trials. To the extent that the results of the trials are not satisfactory to the FDA or other comparable foreign regulatory authorities for support of a marketing application, approval of our drug candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our drug candidates. Additionally, any safety or efficacy concerns observed in any of our clinical trials could limit the prospects for regulatory approval of our drug candidates in any disease indication or result in future limitations after approval, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our drug candidates, the commercial prospects for our drug candidates may be harmed and our ability to generate revenues will be impaired.

Our relationships with healthcare providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, anti-bribery, physician payment transparency and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell, and distribute our medicines for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

•

federal Anti-Kickback Statute, which prohibits, among other things, persons from offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•

federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement material to a false claim;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

the Physician Payments Sunshine Act, which requires pharmaceutical and medical device companies to report information related to certain payments and transfers of value to certain healthcare providers to the Center for Medicare & Medicaid Services, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback, anti-bribery and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers, as well as other state laws that require companies to comply with specific compliance standards, restrict financial interactions between companies and healthcare providers and require companies to report information related to payments to health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Given the breadth of the laws and regulations, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, governmental authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations, including, without limitation, certain of our advisory board agreements with physicians who receive stock or stock options as compensation for services provided to us. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition, results of operations, and prospects.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval or reimbursement of our current or future drug candidates or any future drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. In particular, in the U.S., there have been and continue to be a number of legislative initiatives at the federal and state level to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, of collectively, the ACA, was enacted, which substantially changed the way healthcare is financed by both government and private payors. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. It is unclear how any efforts to challenge, repeal, or replace the ACA will impact the ACA or our business.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. Further, healthcare reform may result in changes to payment methodologies, the implementation of pharmaceutical and biological product price controls, and reductions in Medicare and other healthcare funding. If any such changes were to be imposed, they could adversely affect the operation of our business.

The successful commercialization of our drug candidates will depend in part on the extent to which third-party payors establish coverage, adequate reimbursement levels and pricing policies.

Our ability to obtain coverage and adequate reimbursement for our drug candidates by governmental healthcare programs, private health insurers, and other third-party payors will have an effect on our ability to successfully commercialize our drug candidates. We cannot be sure that coverage and reimbursement will be available for our drug candidates or any product that we may develop, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future. No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our drug candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. If reimbursement is not available, is delayed, or is available only at limited levels, we may not be able to successfully commercialize our drug candidates, and may not be able to obtain a satisfactory financial return on our drug candidates.

We, our collaborators and our service providers are subject to a variety of U.S. and international restrictive data privacy and security laws, regulations, contractual obligations and industry standards governing the use, processing and cross-border transfer of data and personal information, which could increase compliance costs and our failure to comply with them could subject us to potentially significant liability, fines or penalties and otherwise harm our business.

We maintain a large quantity of sensitive information, including confidential business information, protected health information and other personal information, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we and our collaborators and service providers may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In particular, the conduct of our clinical trials may be subject to privacy restrictions based on U.S. and non-U.S. regulations. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. For example, we may be subject to the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020, and was further amended by the California Privacy Rights Act, or the CPRA, on November 3, 2020. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information. Among other things, the CCPA requires covered companies to provide new disclosures to California residents and provide such residents new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CPRA significantly modifies the CCPA by expanding residents’ rights with respect to certain personal information and creates a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation, including class action litigation.

Additionally, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the EU General Data Protection Regulation, or the GDPR. The GDPR, which came into effect on May 25, 2018, introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. At this time, we do not believe we are subject to the GDPR, but should this change, the GDPR will increase our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, in June 2016, the UK held a referendum and voted in favor of leaving the EU and, on January 31, 2020, the UK exited the EU and the implementation period or transition period ended on December 31, 2020. This referendum and exit has created political and economic uncertainty, particularly in the UK and the EU, and this uncertainty may last for years. Further, following the withdrawal of the United Kingdom from the EU and the European Economic Area, or the EEA, on January 31, 2020 and the end of the transition period, we will have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the EU and the EEA in relation to certain aspects of data protection law remains unclear, including how data transfers between EU and EEA member states and the United Kingdom will be treated. Our business could be affected during this period of uncertainty, and perhaps longer, by the impact of the UK’s referendum and exit.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

We may face potential liability if we obtain identifiable patient health information from clinical trials sponsored by us.

Most healthcare providers, including certain research institutions from which we may obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, in the future, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement such programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the European Union, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the European Union.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators may obtain health information, as well as the providers who may share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with applicable federal, state/provincial or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our therapeutic candidates and could harm or prevent sales of any affected therapeutics that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our therapeutics. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Even if we receive regulatory approval of any drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If any of our drug candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug candidate. The FDA may also require a REMS program as a condition of approval of our drug candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable foreign regulatory authorities may also have programs similar to REMS. In addition, if the FDA or a comparable foreign regulatory authority approves our drug candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our drug candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention or refusal to permit the import or export of our drug candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. The policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Risks related to this offering and ownership of our common stock

We do not know whether a market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $11.29 per share, representing the difference between the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. Moreover, we issued options in the past that allow the holders to acquire common stock at prices significantly below the assumed initial public offering price. As of May 15, 2021, there were 2,581,088 shares subject to outstanding options with a weighted-average exercise price of $4.45 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, you will incur further dilution. In addition, any future issuances of our common stock in securities offerings following this offering will result in further dilution. For a further description of the dilution you will experience immediately after this offering, see “Dilution.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A variety of risks associated with operating internationally could materially adversely affect our business or that of our collaborators.

Our business strategy includes potentially expanding internationally if any of our drug candidates receives regulatory approval. Doing business internationally involves several risks, including, but not limited to:

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multiple, conflicting, and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, economic sanctions laws and regulations, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses, including, among others, expenses for travel, translation, and insurance; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti-bribery provisions, as well as other applicable laws and regulations prohibiting bribery and corruption.

Any of these factors could significantly harm any future international expansion and operations and, consequently, our results of operations.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering and after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, we will have 34,466,582 shares of common stock outstanding, or 35,576,582 shares if the underwriters exercise their option to purchase additional shares in full, in each case based on the shares of our common stock outstanding as of May 15, 2021. Of these shares, the shares (or shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors and executive officers and their affiliates will beneficially own shares representing approximately 43.8% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions.

Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company and we have provided only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, if we are a smaller reporting company, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.

Provisions in our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and by-laws, which will become effective upon the closing of this offering, include provisions that:

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authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that our directors may be removed for cause only;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorized our board of directors to modify, alter or repeal our amended and restated by-laws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated by-laws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	the success of existing or new competitive drug candidates or technologies;

•	the timing and results of clinical trials and preclinical studies for any drug candidates that we may develop;

•	failure or discontinuation of any of our product development and research programs;

•	results of preclinical studies, clinical trials, or regulatory approvals of drug candidates of our competitors, or announcements about new research programs or drug candidates of our competitors;

•	developments or changing views regarding synthetic lethality or the use of PARP inhibition in the context of cancer drug development;

•	commencement or termination of collaborations for our product development and research programs;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our research programs, clinical development programs, or drug candidates that we may develop;

•	the results of our efforts to develop additional drug candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	expiration of market stand-off or lock-up agreement;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry, and market conditions; and

•	the other factors described in this “Risk Factors” section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Risks related to general legal matters

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of any medicine drug candidates we may develop in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize a drug candidate;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased market demand for any product; and

•	loss of revenue.

The product liability insurance we currently carry, and any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any drug candidate, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operation and business, including preventing or limiting the commercialization of any precision medicine drug candidates we develop.

U.S. federal income tax reform could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department.

Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, on March 27, 2020, the United States enacted the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Additionally, on December 22, 2017, the United States enacted the Tax Cuts and Jobs Act, or the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA included significant changes to corporate and individual taxation, some of which could adversely impact an investment in our common stock. Many of the provisions of the TCJA and CARES Act still require guidance through the issuance or finalization of regulations by the U.S. Treasury Department in order to fully assess their effects, and there many be substantial delays before such regulations are promulgated or finalized, increasing the uncertainty as to the ultimate effects of the TCJA and CARES Act on us and our stockholders. There also may be technical corrections legislation or other legislative changes proposed with respect to the TCJA and CARES Act, the effects of which cannot be predicted and may be adverse to us or our stockholders. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We may also have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:

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the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and related preparatory work and the period during which the results of the trials will become available, as well as our research and development programs;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our ability to obtain regulatory approval of CYT-0851, CYT-1853 and any of our current and future drug candidates that we develop;

•	our ability to identify and develop additional drug candidates;

•	business disruptions affecting the initiation, patient enrollment, development and operation of our clinical trials, including a public health emergency, such as the recent COVID-19 pandemic;

•	our expectations regarding the potential market size and the rate and degree of market acceptance for any drug candidates that we develop;

•	the effects of competition with respect to CYT-0851, CYT-1853 or any of our other current or future drug candidates, as well as innovations by current and future competitors in our industry;

•	our ability to fund our working capital requirements;

•	our intellectual property position, including the scope of protection we are able to establish, maintain, defend and enforce for intellectual property rights covering our drug candidates;

•	our financial performance and our ability to effectively manage our anticipated growth;

•	our ability to obtain additional funding for our operations and our expected use of proceeds from this offering; and

•	other risks and uncertainties, including those listed under the section titled “Risk Factors.”

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $114.3 million, or approximately $131.8 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial price to the public of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $6.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $15.8 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $85.0 million to advance the clinical development of CYT-0851 through the potential completion of its first monotherapy registration clinical trial;

•	approximately $22.0 million to advance the development of CYT-1853 through the potential completion of the phase 1 portion of its phase 1/2 monotherapy clinical trial;

•	approximately $31.0 million for other research and development activities; and

•	the remainder, if any, for working capital and other general corporate purposes.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2023. We expect that the completion of the first monotherapy registrational clinical trial for CYT-1853 will require substantial additional capital. The sources of this additional required capital may include subsequent equity or debt financings, and/or funding from potential partnerships with biopharmaceutical companies to develop and commercialize one or more of our drug candidate programs. Further, the specific allocation of the proceeds from this offering and our current cash, cash equivalents and marketable securities towards specific programs will depend on, among other things, results from our research and development efforts, the timing and success of our preclinical studies and clinical trials, and the timing and outcome of regulatory submissions. We have based these estimates on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical and preclinical development efforts, our operating costs and other factors described under “Risk Factors” in this prospectus.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in our current and any future financing instruments. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

Capitalization

The following table summarizes our cash and cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 24,294,330 shares of common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of 7,400,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the filing and effectiveness of our amended and restated articles of incorporation.

You should read the information in this table together with the consolidated financial statements and related notes to those statements, as well as the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2021
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$84,195	$84,195	$198,489

Redeemable convertible preferred stock (Series A, Series B and Series C), $0.001 par value; 82,802,881 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$137,066	$—	$—

Stockholders’ (deficit) equity
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 40,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value; 114,000,000 shares authorized, 2,768,965 shares issued and 2,266,458 shares outstanding, actual; 114,000,000 shares authorized, 27,063,295 shares issued and 26,560,897 shares outstanding, pro forma; 280,000,000 shares authorized, 34,463,295 shares issued and 33,960,897 shares outstanding, pro forma as adjusted	2	27	34
Additional paid-in capital	2,733	139,774	254,061
Accumulated deficit	(57,239)	(57,239)	(57,239)

Total stockholders’ (deficit) equity	(54,504)	82,562	196,856

Total capitalization	$82,562	$82,562	$196,856

The pro forma as adjusted information above is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $6.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock shown as issued and outstanding in the table above is based on 27,063,295 shares of our common stock, which includes 502,507 shares of unvested early exercised stock options and the conversion of the 24,294,330 shares of redeemable convertible preferred stock outstanding as of March 31, 2021, and excludes:

•	2,439,491 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2012 Plan at a weighted average exercise price of $4.12 per share;

•	2,855,077 shares of common stock available for future issuance as of March 31, 2021 under the 2012 Plan;

•	3,200,000 shares of common stock reserved for issuance under the 2021 Plan, which will become effective in connection with this offering; and

•	300,000 shares of common stock reserved for issuance under the ESPP, which will become effective in connection with this offering.

Dilution

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book deficit as of March 31, 2021 was $(55.2) million, or $(19.94) per share of common stock. Our historical net tangible book deficit is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock, which is not included within stockholders’ (deficit) equity. Historical net tangible book deficit per share represents historical net tangible book deficit divided by the 2,768,965 shares of common stock outstanding as of March 31, 2021, which includes 502,507 shares of unvested early exercised stock options.

Our pro forma net tangible book value as of March 31, 2021 was $81.8 million, or $3.02 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 24,294,330 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021, which includes 502,507 shares of unvested early exercised stock options, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of 7,400,000 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $196.9 million, or $5.71 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.69 to existing stockholders and immediate dilution of $11.29 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$17.00
Historical net tangible book deficit per share as of March 31, 2021	$(19.94)
Increase per share attributable to the pro forma adjustments described above	22.96

Pro forma net tangible book value per share as of March 31, 2021	3.02
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering	2.69

Pro forma as adjusted net tangible book value per share after this offering		5.71

Dilution per share to new investors purchasing common stock in this offering		$11.29

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.20 and dilution per share to new investors purchasing common stock in this offering by $0.80, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $0.29 and decrease the dilution per share to new investors purchasing common stock in this offering by $0.29, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $0.30 and increase the dilution per share to new investors purchasing common stock in this offering by $0.30, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $6.03, representing an immediate increase in pro forma as adjusted net tangible book value per share of $0.32 to existing stockholders and decrease the dilution per share by $0.32 to new investors purchasing common stock in this offering, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2021, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percentage
Existing stockholders	27,063,295	78.5%	$142,895,558	53.2%	$5.28
Investors participating in this offering	7,400,000	21.5	125,800,000	46.8	$17.00

Total	34,463,295	100.0%		$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $7.4 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.4 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.5 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $17.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by

3.2 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 3.6 percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 76.1% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to 23.9% of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above are based on the number of shares of our common stock outstanding as of March 31, 2021, which includes 502,507 shares of unvested early exercised stock options and the conversion of the 24,294,330 shares of redeemable convertible preferred stock and excludes:

•	2,439,491 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2012 Plan at a weighted average exercise price of $4.12 per share;

•	2,855,077 shares of common stock available for future issuance as of March 31, 2021 under the 2012 Plan;

•	3,200,000 shares of common stock reserved for issuance under the 2021 Plan, which will become effective in connection with this offering; and

•	300,000 shares of common stock reserved for issuance under the ESPP, which will become effective in connection with this offering.

To the extent that outstanding stock options are exercised, new stock options are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected financial data

The following tables set forth our selected financial data for the periods indicated. We have derived the following summary of our condensed consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and our condensed consolidated balance sheet data as of March 31, 2021 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the consolidated balance sheet data as of December 31, 2020 and 2019, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	Three months ended March 31,		Years ended December 31,
	2021	2020	2020	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Grant revenue	$—	$—	$—	$8

Operating expenses:
Research and development	5,613	5,001	16,765	12,768
General and administrative	1,724	1,009	4,178	3,345

Total operating expenses	7,337	6,010	20,943	16,113

Loss from operations	(7,337)	(6,010)	(20,943)	(16,105)

Total other income	25	81	120	1,061

Net loss	$(7,312)	$(5,929)	$(20,823)	$(15,044)

Net loss attributable to common stockholders—basic and diluted(1)	$(7,312)	$(5,929)	$(20,823)	$(15,044)

Net loss per share—basic and diluted(1)	$(3.40)	$(4.20)	$(13.60)	$(11.66)

Weighted average common stock outstanding—basic and diluted(1)	2,152,613	1,413,306	1,530,924	1,290,185

Pro forma net loss per share attributable to common stockholders—basic and diluted(1)	$(0.31)		$(1.07)

Pro forma weighted average common shares outstanding—basic and diluted(1)	23,890,273		19,433,604

(1)	See Note 11 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders. The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 have been prepared to give effect to the issuance of 21,784,885 shares of our Series C redeemable convertible preferred stock in February 2021 and to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock as if the proposed initial public offering had occurred on the later of the beginning of each period or the issuance date of the redeemable convertible preferred stock.

	March 31, 2021	December 31,
		2020	2019
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$84,195	$10,938	$29,012
Working capital(1)	81,121	8,994	28,465
Total assets	87,789	13,735	31,369
Redeemable convertible preferred stock	137,066	57,411	57,411
Total stockholders’ deficit	(54,504)	(48,031)	(28,336)

(1)	We define working capital as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a clinical-stage biotechnology company focused on developing and commercializing the next-generation of precision oncology medicines that inhibit DNA damage repair and cause cancer cell death through a therapeutic strategy known as synthetic lethality. Synthetic lethality represents a clinically validated approach to drug development and arises when there is a deficiency in either of two conditions that are tolerable alone in cells but lethal together. Our lead program, CYT-0851, as well as our next generation drug candidate CYT-1853, exploits a novel gain-of-function synthetically lethal relationship between overexpression of a family of DNA damaging genes called cytidine deaminases, or CDs, and functional inhibition of homologous recombination, or HR, a DNA repair pathway critical for the survival of some cancers. CYT-0851 is a novel, oral small molecule inhibitor of RAD51-mediated HR and, to our knowledge, is the only such inhibitor of RAD51-mediated HR in clinical development. We are investigating CYT-0851 in a phase 1/2 trial in adult patients with hematologic malignancies and solid tumors, and have observed encouraging preliminary single agent activity in the dose escalation portion of the trial. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors. We also plan to develop CYT-0851 in additional tumor settings as both a monotherapy and in combination with approved cancer therapeutics and plan to initiate dosing in a phase 1/2 trial that explores tolerability and preliminary activity of combinations with standard-of-care therapies in the second half of 2021.

Since our inception in 2012, we have focused primarily on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and performing research and development of novel therapeutics. We do not have any drug candidates approved for sale and have not generated any revenue from product sales. Since our inception, we have funded our operations primarily with proceeds from the sale of redeemable convertible preferred stock and have raised an aggregate of approximately $141.0 million of gross proceeds from the sale of redeemable convertible preferred stock as of March 31, 2021.

We have incurred significant operating losses since inception, including net losses of $7.3 million, $5.9 million, $20.8 million and $15.0 million for the three months ended March 31, 2021, and 2020 and the years ended December 31, 2020 and 2019, respectively. As of March 31, 2021 and December 31, 2020, we had an accumulated deficit of $57.2 million and $49.9 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future as we:

•	continue the research and development of our drug candidates;

•	initiate and conduct additional preclinical studies and clinical trials for our drug candidates;

•	further develop and refine the manufacturing processes for our drug candidates;

•	seek regulatory approvals and pursue commercialization for any of our drug candidates that successfully complete clinical trials;

•	seek to identify and validate additional drug candidates and their associated biomarkers;

•	obtain, maintain, protect and enforce our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	acquire or in-license other drug candidates and technologies;

•	create additional infrastructure to support our operations as a public company and incur increased legal, accounting, investor relations and other expenses; and

•	experience delays or encounter issues with any of the above.

We will not generate any revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our drug candidates, if ever. If we obtain regulatory approval for any of our drug candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution.

Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy, as we advance our drug candidates through clinical development, seek regulatory approval, prepare for and, if any of our drug candidates are approved, proceed to commercialization and operate as a public company. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions.

If we are unable to obtain funding, we will be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion and ultimate commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.

As of March 31, 2021, we had cash and cash equivalents of $84.2 million. We believe that our existing cash and cash equivalents as of March 31, 2021, together with the anticipated net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

COVID-19 business update

In response to the ongoing COVID-19 pandemic, we established a cross-functional task force and have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business, including our clinical trials. Our operations are considered an essential business and we have been allowed to continue operating under current governmental restrictions during this period. We have taken measures to secure our research and development activities, while our work in laboratories and facilities has been organized to reduce risk of COVID-19 transmission. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, trial sites, contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. While we are experiencing limited financial impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition and results of operations ultimately could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.

Components of results of operations

Revenue

All of our revenue has been derived from our grants from the National Institutes of Health, or NIH. In May 2019, the project period expired and the grants were completed and terminated. To date, we have not generated any revenue from product sales. If our development efforts for our drug candidates and preclinical programs are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the preclinical and clinical development and manufacture of our drug candidates, and include:

•	personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and other related costs for individuals involved in research and development activities;

•

external research and development expenses incurred under agreements with CROs as well as investigative sites and consultants that conduct our clinical trials and other scientific development services;

•	costs incurred under agreements with CMOs for developing and manufacturing material for our preclinical studies and clinical trials;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	costs related to compliance with regulatory requirements;

•	costs of laboratory supplies and acquiring, developing and manufacturing study materials; and

•	facilities and other allocated expenses, which include direct and allocated expenses for rent, insurance and other operating costs.

Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors and our clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses and expensed as the related goods are delivered or the services are performed.

A significant portion of our research and development costs have been external costs, which we track on a program-by-program basis after a clinical drug candidate has been identified. Our internal research and development costs are primarily personnel-related costs, internal lab costs and other indirect costs. The majority of our external research and development expenses to date have been incurred in connection with CYT-0851.

We do not allocate employee costs, costs associated with our discovery efforts, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources and third-party consultants primarily to conduct our research and discovery activities as well as for managing our process development, manufacturing and clinical development activities.

The successful development of our drug candidates is highly uncertain. We plan to substantially increase our research and development expenses for the foreseeable future as we continue our existing clinical trial, initiate future clinical trials for our drug candidates and continue to discover and develop additional drug candidates. Therefore, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development and commercialization of our future drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of CYT-0851 or potential future drug candidates, if approved. This is due to the numerous risks and uncertainties associated with developing drug candidates, including the uncertainty of:

•	the scope, rate of progress and expenses of our ongoing research activities and clinical trials and other research and development activities;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	establishing an appropriate safety profile;

•	whether our drug candidates show safety and efficacy in our clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining, maintaining, protecting and enforcing patent and trade secret protection and regulatory exclusivity for our drug candidates;

•	commercializing drug candidates, if and when approved, whether alone or in collaboration with others; and

•	continued acceptable safety profile of the products following any regulatory approval.

Any changes in the outcome of any of these variables with respect to the development of our drug candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these drug candidates. We may never succeed in achieving regulatory approval for any of our drug candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some drug candidates or focus on others. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that drug candidate.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses will increase in the future as we increase our general and administrative headcount to support our continued research activities and development of our drug candidates. We also expect that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other income

Change in fair value of preferred stock tranche obligation

Other income primarily consists of fluctuations in the fair value of our preferred stock tranche obligation. The preferred stock tranche obligation relates to our obligation to issue, and investors’ obligation to purchase, additional shares of our Series B Preferred Stock following the initial closing of our Series B Preferred Stock financing. This obligation was fully satisfied in July 2019 when the third and final tranche of the Series B Preferred Stock was closed.

Interest income

Other income includes interest income, which consists of interest earned on cash equivalents that generate interest on a monthly basis.

Results of operations

Comparison of the three months ended March 31, 2021 and 2020

The following table summarizes our results of operations:

	Three months ended March 31,
(in thousands)	2021	2020	Change
Operating expenses:
Research and development	$5,613	$5,001	$612
General and administrative	1,724	1,009	715

Total operating expenses	7,337	6,010	1,327

Loss from operations	(7,337)	(6,010)	(1,327)

Other income:
Other income	25	81	(56)

Total other income	25	81	(56)

Net loss	$(7,312)	$(5,929)	$(1,383)

Research and development expenses

The following table summarizes our research and development costs for each of the periods presented:

	Three months ended March 31,
(in thousands)	2021	2020	Change
Direct research and development expenses by program:
RAD51-mediated HR inhibitor programs	$3,140	$3,214	$(74)

Unallocated research and development expenses:
Personnel expenses (including stock-based compensation)	1,604	1,124	480
Other expenses	869	663	206

Total research and development expenses	$5,613	$5,001	$612

Research and development expenses were $5.6 million for the three months ended March 31, 2021, which increased by $0.6 million from $5.0 million for the three months ended March 31, 2020. The increase in research and development expenses was primarily attributable to the following:

•	a $0.5 million increase in personnel-related costs, including stock-based compensation expense, primarily due to an increase in headcount; and

•

a $0.2 million increase in other research and development operational expenses, including facilities and lab-related costs and insurance driven by the increase in headcount, as well as costs related to our discovery efforts.

General and administrative expenses

General and administrative expenses were $1.7 million for the three months ended March 31, 2021, which increased by $0.7 million from $1.0 million for the three months ended March 31, 2020. The increase in general and administrative expenses was primarily attributable to the following:

•	a $0.5 million increase in personnel costs, including stock-based compensation expense, primarily due to an increase in headcount;

•	a $0.2 million increase in other general and administrative expenses, including consulting and professional fees, and software and IT services

Total other income

Total other income was approximately $25,000 for the three months ended March 31, 2021, compared to $0.1 million for the three months ended March 31, 2020. The decrease is primarily attributable to a decrease in interest income related to our cash equivalents, which are primarily invested in money market funds.

Comparison of the years ended December 31, 2020 and 2019

The following table summarizes our results of operations:

	Years ended December 31,
(in thousands)	2020	2019	Change
Grant revenue	$—	$8	$(8)

Operating expenses:
Research and development	16,765	12,768	3,997
General and administrative	4,178	3,345	833

Total operating expenses	20,943	16,113	4,830

Loss from operations	(20,943)	(16,105)	(4,838)

Other income:
Other income	120	246	(126)
Change in preferred stock tranche obligations	—	815	(815)

Total other income	120	1,061	(941)

Net loss	$(20,823)	$(15,044)	$(5,779)

Revenue

We recognized grant revenue of approximately $8,000 for the year ended December 31, 2019 under the NIH grants. No revenue was recognized for the year ended December 31, 2020 as a result of the completion of the NIH grants in May 2019.

Research and development expenses

The following table summarizes our research and development costs for each of the periods presented:

	Years ended December 31,
(in thousands)	2020	2019	Change
Direct research and development expenses by program:
RAD51-mediated HR inhibitor programs	$9,627	$8,442	$1,185

Unallocated research and development expenses:
Personnel expenses (including stock-based compensation)	4,795	3,556	1,239
Other expenses	2,343	770	1,573

Total research and development expenses	$16,765	$12,768	$3,997

Research and development expenses were $16.8 million for the year ended December 31, 2020, which increased by $4.0 million from $12.8 million for the year ended December 31, 2019. The increase in research and development expenses was primarily attributable to the following:

•

a $1.2 million increase in costs related to our RAD51-mediated HR inhibitor programs driven by the continued development of CYT-0851, our lead drug candidate, specifically due to the advancement of our ongoing clinical trial, as well as preclinical costs related to CYT-1853;

•

a $1.6 million increase in other research and development operational expenses, including facilities and lab-related costs and insurance driven by the increase in headcount, as well as costs related to our discovery efforts; and

•	a $1.2 million increase in personnel-related costs, including stock-based compensation expense, primarily due to an increase in headcount.

General and administrative expenses

General and administrative expenses were $4.2 million for the year ended December 31, 2020, which increased by $0.8 million, from $3.3 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to the following:

•	a $0.6 million increase in personnel costs, including stock-based compensation expense, primarily due to an increase headcount and external consultants;

•	a $0.2 million increase other general and administrative expenses, including professional fees, facilities, rent and insurance costs.

Total other income

Total other income was $0.1 million for the year ended December 31, 2020, compared to $1.1 million for the year ended December 31, 2019. Total other income for the year ended December 31, 2019 is primarily related to changes in the fair value of the preferred stock tranche obligation of $0.8 million. The preferred stock tranche obligation was fully satisfied in July 2019 with the closing of the third tranche of our Series B Preferred Stock financing. Total other income also includes interest income on our cash equivalents, which are primarily invested in money market funds. During the years ended December 31, 2020 and 2019, interest income was $0.1 million and $0.2 million, respectively.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have not recognized any product revenue and have incurred operating losses and negative cash flows from our operations. We have not yet commercialized any product and we do not expect to generate revenue from sales of any products for several years, if at all.

We have funded our operations primarily with proceeds from the sale of redeemable convertible preferred stock and have raised an aggregate of approximately $141.0 million from the sale of redeemable convertible preferred stock as of March 31, 2021.

Funding requirements

As of March 31, 2021, our cash and cash equivalents on hand were $84.2 million. We believe that our existing cash and cash equivalents as of March 31, 2021, together with the anticipated net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

We expect to incur significant expenses and operating losses for the foreseeable future as we advance our drug candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved drug candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research and development activities. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. If we receive regulatory approval for any of our other drug candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other drug candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialization of our drug candidates, we are unable to estimate the exact amount of our working capital requirements. Our future capital requirements will depend on many factors, including:

•	the continuation, timing, costs, progress and results of our planned clinical trials of CYT-0851;

•	the progress of preclinical development and possible clinical trials of our current earlier-stage programs;

•	the scope, progress, results and costs of our research programs and preclinical development of any additional drug candidates that we may pursue;

•	the development requirements of other drug candidates that we may pursue;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other regulatory authorities;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval;

•

the cost of expanding, maintaining, protecting and enforcing our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our drug candidates;

•	the extent to which we in-license or acquire rights to other products, drug candidates or technologies;

•	the extent to which the impact of COVID-19 or other pandemics may delay the development of our drug candidates;

•	our headcount growth and associated costs as we expand our research and development, increase our office space, and establish a commercial infrastructure; and

•	the ongoing costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our drug candidates even if we would otherwise prefer to develop and market such drug candidates ourselves.

Cash flows

The following table summarizes our cash flows for each of the periods presented:

	Three months ended March 31,		Years ended December 31,
(in thousands)	2021	2020	2020	2019
Net cash used in operating activities	$(6,374)	$(4,655)	$(18,539)	$(17,557)
Net cash used in investing activities	(178)	(541)	(850)	(133)
Net cash provided by financing activities	79,809	—	1,427	36,890

Net increase (decrease) in cash, cash equivalents and restricted cash	$73,257	$(5,196)	$(17,962)	$19,200

Operating activities

Net cash used in operating activities for the three months ended March 31, 2021 was $6.4 million, primarily due to our net loss of $7.3 million, partially offset by non-cash charges of depreciation expense of $0.1 million, stock-based compensation expense of $0.5 million and changes in operating assets and liabilities, including a $0.3 million increase in our accounts payable, $0.1 million increase in other assets, and a $0.1 million decrease in deferred rent.

Net cash used in operating activities for the three months ended March 31, 2020 was $4.7 million, primarily due to our net loss of $5.9 million, partially offset by non-cash charges of depreciation expense of $0.1 million, stock-based compensation expense of $0.1 million and changes in operating assets and liabilities, including a $0.5 million increase in our accounts payable, a $0.4 million increase in accrued expenses, a $0.3 million increase in deferred rent and a $0.1 million decrease in prepaid expenses and other current assets.

Net cash used in operating activities for the year ended December 31, 2020 was $18.5 million, primarily due to our net loss of $20.8 million, partially offset by non-cash charges of depreciation expense of $0.4 million, stock-based compensation expense of $0.5 million and changes in operating assets and liabilities, including a $1.0 million increase in our accounts payable, $0.1 million increase in accrued expenses, a $0.1 million increase in deferred rent and $0.2 million decrease in prepaid expenses and other current assets.

Net cash used in operating activities for the year ended December 31, 2019 was $17.6 million, primarily due to our net loss of $15.0 million and changes in our working capital of $2.2 million, including a $1.3 million increase in our prepaid expenses and other current assets and a $0.9 million decrease in accounts payable, as well as the decrease in the preferred stock tranche obligation of $0.8 million. These amounts were partially offset by non-cash charges of depreciation expense of $0.2 million and stock-based compensation expense of $0.2 million.

Investing activities

Net cash used in investing activities was $0.2 million and $0.5 million for the three months ended March 31, 2021 and 2020, respectively, and resulted from our purchases of property and equipment.

Net cash used in investing activities was $0.9 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively, and resulted from our purchases of property and equipment.

Financing activities

Net cash provided by financing activities was $79.8 million for the three months ended March 31, 2021, consisting of $79.7 million of net proceeds from the issuance of Series C Preferred Stock in February 2021, and $0.2 million from stock option exercises. We had no financing activities for the three months ended March 31, 2020.

Net cash provided by financing activities was $1.4 million for the year ended December 31, 2020, relating to stock option exercises, including $0.8 million from early exercises of stock options.

Net cash provided by financing activities was $36.9 million for the year ended December 31, 2019, consisting of $36.6 million of net proceeds from the issuances of Series B Preferred Stock in July 2019 and September 2019, and $0.3 million from stock option exercises.

Contractual obligations and commitments

The following table summarizes our commitments to settle contractual obligations as of December 31, 2020 (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$2,077	$715	$1,362	$—	$—

Total	$2,077	$715	$1,362	$—	$—

Lease commitments

We have entered into an operating lease for rental space in Lexington, Massachusetts. The table above includes future minimum lease payments under the non-cancelable lease arrangement, which extends through October 2023.

Purchase and other obligations

We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials and testing and manufacturing services. Most contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including non-cancelable obligations of our service provided up to one year after the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

Critical accounting policies and estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements.

We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in greater detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued research and development expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel and vendors to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Stock-Based compensation

We account for all share-based compensation awards granted as stock-based compensation expense at fair value. Our share-based payments include stock options and grants of common stock, restricted for vesting conditions. The measurement date for awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis. Stock-based compensation expense is classified in the accompanying statements of operations based on the function to which the related services are provided. We recognize stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected share price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. As there is currently no public market for our common shares, we determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected term of our stock options granted to employees has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies.

The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. We have not paid, and do not anticipate paying, dividends on our common shares; therefore, the expected dividend yield is assumed to be zero.

Determination of the fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors considering the valuations of our company’s enterprise value prepared by a third-party valuation firm, and in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. These third-party valuations utilized either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The market approaches utilized in these valuations were based on the subject company transaction method if our company had completed a recent arm’s-length securities transaction, or the guideline public company method if no arm’s-length securities transaction was completed near the time that the valuation was performed. The subject company transaction method considers the value based on prior transactions of the subject company, and the guideline public company method relies on analysis of publicly traded companies in the same industry or which have similar operating characteristics to the subject company. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The estimates of fair value of common stock resulting from each scenario are weighted based on the expected likelihood of each outcome. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each share class. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

In addition to considering the results of the third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development efforts, including the status of preclinical studies and ongoing and planned clinical trials for our RAD51-mediated HR inhibitor programs;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the achievement of enterprise milestones;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the likelihood of achieving a liquidity event for the holders of our preferred stock and common stock, such as an IPO, or a sale of our company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our drug candidates, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the completion of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options granted

The following table sets forth, by grant date, the number of shares underlying options granted from January 1, 2020 through the date of this prospectus, the per share exercise price of the options, the fair value per share of common stock on each grant date and the estimated per share fair value of the options granted during the period:

Grant date	Number of common shares subject to options granted	Exercise price per common share(1)	Fair value per common share at grant date(1)	Weighted average estimated per-share options(2)
February 25, 2020	290,466	$1.19	$1.19	$0.87
March 24, 2020	434,524	$1.19	$1.19	$0.89
June 13, 2020	165,330	$1.19	$1.19	$0.89
July 22, 2020	371,150	$1.19	$1.19	$0.90
September 23, 2020	4,401	$1.19	$1.19	$0.90
December 10, 2020	177,507	$1.67	$1.67	$1.26
December 22, 2020	42,543	$1.67	$1.67	$1.26
February 22, 2021	1,217,532	$7.09	$7.09	$5.40
May 3, 2021	83,619	$9.65	$9.65	$7.46
May 7, 2021	73,350	$9.65	$9.65	$7.46

(1)	The exercise price per share of common stock and the fair value of our common stock represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuation of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant.

(2)	The estimated per share fair value of options reflects the weighted average fair value of options granted on each grant date, determined using the Black-Scholes option-pricing model.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules and regulations.

Recent accounting pronouncements

See Note 2 to our annual consolidated financial statements and Note 2 to our condensed consolidated financial statements appearing elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Quantitative and qualitative disclosures about market risks

Interest rate risk

Our primary exposure to market risk is interest rate sensitivity, which is impacted by changes to the general level of U.S. interest rates, particularly because our cash equivalents are in the form of money market funds that are invested in U.S. Treasury securities. As of March 31, 2021 and December 31, 2020, we had cash and cash equivalents of $84.2 million and $10.9 million, respectively. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

As of March 31, 2021 and December 31, 2020, we had no debt outstanding, and therefore we are not subject to interest rate risk related to debt.

Foreign currency exchange risk

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates.

Emerging growth company status

We are an “emerging growth company”, or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we may avail ourselves of the exemption from providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

we may avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

•	we may provide reduced disclosure about our executive compensation arrangements; and

•	we may not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous rolling three-year period or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Business

Overview

We are a clinical-stage biotechnology company focused on developing and commercializing the next-generation of precision oncology medicines that inhibit DNA damage repair and cause cancer cell death through a therapeutic strategy known as synthetic lethality. Synthetic lethality represents a clinically validated approach to drug development and arises when there is a deficiency in either of two conditions that are tolerable alone in cells but lethal together. Our lead program, CYT-0851, as well as our next generation drug candidate CYT-1853, exploits a novel gain-of-function synthetically lethal relationship between overexpression of a family of DNA damaging genes called cytidine deaminases, or CDs, and functional inhibition of homologous recombination, or HR, a DNA repair pathway critical for the survival of some cancers. CYT-0851 is a novel, oral small molecule inhibitor of RAD51-mediated HR and, to our knowledge, is the only such inhibitor of RAD51-mediated HR in clinical development. We are investigating CYT-0851 in a phase 1/2 trial in adult patients with hematologic malignancies and solid tumors, and have observed encouraging preliminary single agent activity in the dose escalation portion of the trial. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors. We also plan to develop CYT-0851 in additional tumor settings as both a monotherapy and in combination with approved cancer therapeutics and plan to initiate dosing in a phase 1/2 trial that explores tolerability and preliminary activity of combinations with standard-of-care therapies in the second half of 2021.

Cells have complex, coordinated DNA damage repair pathways to ensure genome integrity. Several DNA repair pathways have been identified as essential for repairing the myriad forms of DNA damage our cells experience, such as non-homologous end joining, or NHEJ, and HR. NHEJ repairs double stranded DNA, or dsDNA, breaks by directly rejoining the two broken ends, an error-prone pathway that can introduce DNA mutations. HR is critical for the error-free repair of dsDNA breaks by using the sister DNA strand as a template to restore the broken DNA strand to its original sequence. HR is thereby able to preserve the normal function of damaged genes by preventing the introduction of DNA mutations. Activity of this highly coordinated network of DNA damage sensing and repairing pathways is collectively called the DNA Damage Response, or DDR.

A hallmark feature of cancer cells is the accumulation of DNA mutations, many of which drive the aggressive characteristics of cancer cells, such as uncontrolled cell proliferation, invasion of surrounding tissues and, importantly, resistance to standard therapies. DNA damage, while a driver of normal cells becoming cancer cells, can trigger cell death when it accumulates to lethal levels. To survive, cancer cells become dependent on error-free DNA repair pathways, preventing them from reaching lethal levels of DNA damage. Consequently, they often become more vulnerable than normal cells to therapeutic inhibition of those same DNA repair pathways, which are made up of hundreds of individual proteins and potential drug targets. We initially focused on cancers that overexpress a DNA damaging enzyme, Activation-Induced Cytidine Deaminase, or AID, a member of the CD family, rendering them dependent on HR for their survival.

The physiological role of AID, expressed primarily in activated B cells of the immune system, is to augment our immune response to pathogens by enabling diverse antibody production. However, when AID is overexpressed, as it often is in certain forms of cancer, such as B-cell lymphomas, it leads to genome-wide DNA damage and collateral mutations. To avoid cell death, cancer cells frequently activate DNA damage repair pathways, including HR, to properly repair the harmful damage to genes that are vital for the cancer’s survival. This increased dependency on HR presents a therapeutic opportunity in those cancers overexpressing AID, including B cell lymphomas. Like AID, the Apolipoprotein B mRNA Editing Catalytic Enzymes, or APOBEC, genes, which are also members of the CD family, have been shown to induce cancer causing mutations when constitutively overexpressed and functionally dysregulated. The APOBEC3 genes are normally involved in anti-viral response mechanism and are induced downstream of interferon signaling in response to viral infections. They are also often highly expressed in cancers and are thought to play a major role in driving cancer progression in subsets of solid tumors, such as head and neck, breast and lung cancers.

Capitalizing on this therapeutic opportunity, we developed a platform to discover small molecule HR inhibitors, without regard to molecular target, based on the observation that AID-overexpressing B cells are dependent on HR for their survival. CYT-0851 is the result of extensive medicinal chemistry efforts optimizing early hits from this novel drug screening platform.

Our approach to drug discovery and development

We are using our expertise in DDR biology and a disciplined approach to select targets for other novel, differentiated drug discovery and development programs. Our approach includes:

•

systematically prioritizing DDR targets based on our deep understanding of DDR biology, coupled with the mining of mutational information collected on diseased tissues and the analysis of results from both internal and external CRISPR-based genetic, chemical and cellular phenotypic synthetic lethality screens;

•

elucidating synthetic lethality dependencies of our drug targets and using that information to molecularly define patient populations most likely to benefit from our therapies as a monotherapy, and maximizing tumor selectivity that limits side effects and allows our drugs to be used in combination with other standard anti-cancer therapies;

•	developing potent, highly selective, well tolerated, small molecule therapies against these targets and evaluating them in biomarker-selected in vitro and in vivo model systems; and

•	expeditiously progressing lead candidates through preclinical studies and into focused clinical trials in defined patient populations using a biomarker-guided approach.

Our core capabilities in discovery biology focusing on DNA damage repair have enabled us to move efficiently from drug discovery to clinical development. We have the management team with the successful global registration experience to potentially advance our drug candidates to registration. In only three years, we progressed CYT-0851 from discovery to clinical proof of concept. In 2021, we intend to define the optimal development plan for potentially achieving accelerated approval of CYT-0851 initially as monotherapy in late lines of treatment for certain lymphomas and/or solid tumors. In addition, we may broaden the target patient population in both hematologic malignancies and solid tumors and move to earlier lines of treatment, either alone and/or in combination with standard-of-care therapies.

Our pipeline

The following chart summarizes our clinical product pipeline. We hold worldwide development and commercialization rights to our drug candidates.

* CYT-0851 monotherapy indications include DLBCL, MCL, MM, TNBC, pancreatic cancer, ovarian cancer, and soft tissue sarcoma; CYT-0851 combination therapy and CYT-1853 monotherapy indications to be determined

** Following the Phase 1/2 trial, the pivotal trial could be a Phase 3 trial, or if the Phase 1/2 data warrant and subject to FDA agreement, a Phase 2 registrational trial. If the FDA does not agree, or the data do not warrant advancing to a pivotal trial, we may be required to conduct an additional trial before advancing to the pivotal trial.

Our programs

Our lead program, CYT-0851, is a novel, oral, once-daily, small molecule inhibitor of RAD51-mediated HR with a potentially high therapeutic index. In the dose escalation portion of our ongoing phase 1/2 trial of CYT-0851, we have enrolled 50 patients as of June 1, 2021, and have an aggregated analysis on 35 of these patients from April 6, 2021. The dose-escalation portion of the trial is primarily designed to identify the maximum tolerated dose with secondary endpoint measurements that include the formal analysis of anti-tumor activity as assessed by response rate. As phase 1 trials designed in this way do not compare patients treated with a given investigational drug to those administered standard-of-care or placebo, an analysis of statistical significance cannot be performed and thus phase 1 studies are not powered for statistical significance. Phase 1 response data is not sufficient for or intended to be used for drug approval, and additional trials will be required to further characterize the safety and efficacy in larger populations. At this analysis, 21 patients were considered response-evaluable, and we observed preliminary evidence of clinical benefit with 10 patients achieving stable disease, three patients with diffuse large B-cell lymphoma, or DLBCL, follicular lymphoma and soft tissue sarcoma achieving a partial response and the remaining eight patients having progressive disease. The partial responses in DLBCL and follicular lymphona were confirmed by Lugano criteria, and the partial response in soft tissue sarcoma was unconfirmed according to RECIST criteria. Of these 35 patients, 37% reported relatively mild (primarily grade 1 and 2) treatment-related adverse events and 63% did not report any treatment-related adverse events. These data reported to date distinguish CYT-0851 from most other approved cancer drugs and those in development that employ similar synthetically lethal strategies to treat cancer. We plan to advance CYT-0851 into monotherapy phase 2 expansion in seven tumor-specific patient groups beginning in the second half of 2021. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors.

To expand the potential of CYT-0851 beyond monotherapy use, we have conducted preclinical studies to explore combinations with a variety of standard-of-care anti-cancer drugs and have observed synergistic treatment effects. We believe the encouraging preclinical results in conjunction with the favorable monotherapy clinical activity and tolerability of CYT-0851 to date provide a strong rationale for the development of a combination therapy in the future. Many of these therapies work by exacerbating DNA damage in cancer cells, which puts stress on DDR pathways and potentially creates a synergistic opportunity with CYT-0851 treatment. We anticipate dosing the first patient in combination with other approved anti-cancer therapies in the second half of 2021.

To complement CYT-0851, we are developing CYT-1853 as a next generation inhibitor of RAD51-mediated HR. Importantly, in preclinical models, CYT-1853 is also synthetically lethal in CD-overexpressing cancer cells, is active across a range of cancer cell lines, and exhibits improved potency compared to CYT-0851. We are planning to complete IND-enabling studies in 2021 and to file an IND in 2022.

Furthermore, we have identified an undisclosed second target, a protein in one of the DNA repair pathways other than HR, as well as subsets of cancers that depend on this protein for their survival. We have identified a potential biomarker for use in candidate development and, ultimately, patient selection. Importantly, expression of this protein is prognostic, meaning patients whose cancer cells overexpress this protein generally have shorter survival compared to patients whose cancer cells do not. We are in the discovery stage of this program, and we anticipate reaching the drug candidate nomination stage and initiating IND-enabling studies in 2022.

Our management team

We have assembled a management team of biopharmaceutical industry veterans with extensive experience in developing novel oncology therapies, including advancing drug candidates from preclinical research through clinical development and ultimately regulatory approval and commercialization. Our team is led by our President and Chief Executive Officer, Markus Renschler, M.D., who has over 25 years’ experience at Celgene Corporation, Pharmion Corporation and Pharmacyclics in building successful biopharmaceutical companies, with direct involvement in developing and commercializing drugs such as Imbruvica® (ibrutinib), REVLIMID® (lenalidomide), POMALYST® (pomalidomide), ABRAXANE® (nab-paclitaxel) and VIDAZA® (azacytidine). Paul Secrist, Ph.D., our Chief Scientific Officer, has over 25 years’ experience in drug discovery and pre-clinical development at OSI Pharmaceuticals, Aton Pharma, Merck Inc., and AstraZeneca, with direct involvement in the development of Zolinza® (vorinostat) and Tarceva® (erlotinib). Andrew Gengos, our Chief Business Officer, has over 25 years’ experience in strategic, operational, and financial roles at both emerging and established companies in the biopharmaceutical sector, including McKinsey & Company, Chiron, ImmunoCellular Therapeutics and Amgen Inc., where he led business development activities and closed multiple billions of dollars of M&A, licensing, and corporate venture capital transactions. Thomas O’Shea, Ph.D., our Senior Vice President of Clinical Pharmacology and Preclinical Development has over 25 years’ experience at Sanofi, Genzyme, AstraZeneca, Pharmacia and Searle & Co. Inc., with a proven track record of successfully driving preclinical research and development across diverse therapeutic areas, contributing to the successful global registration of several drugs including Cerdelga® (eliglustat), Kynamro® (mipomersen) and Mozobil® (plerixafor).

We have raised more than $140 million of capital from a group of leading life sciences investors, including Novo Holdings, Droia Ventures, Venrock, Osage University Partners, Lightstone Ventures, RA Capital Management and Janus Henderson Investors, as well as Celgene Corporation, or Celgene, a global biotechnology company that merged with Bristol-Myers Squibb Company.

Strategy

Our goal is to be the leading biopharmaceutical company developing and commercializing next generation precision oncology medicines that inhibit DDR and cause cancer cell death through synthetic lethality. We employ an integrated drug discovery approach with a streamlined drug development process that leverages our team’s distinguished success bringing medicines to the market with the aim to build a patient-centric portfolio of effective cancer therapies.

The key elements of our strategy are to:

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Build upon the differentiated profile and encouraging preliminary single-agent activity of our lead drug candidate, CYT-0851, to advance it through clinical development and regulatory approval.    We designed CYT-0851 to have a highly selective and potent profile that may enable it to be a leading inhibitor of RAD51-mediated HR, if approved. We are currently in a phase 1/2 trial for both hematologic malignancies and solid tumors that overexpress CD/AID and, depending on the cancer type, we may develop a biomarker for patient enrichment. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors.

•

Leverage CYT-0851’s favorable monotherapy clinical activity and tolerability to develop it in combination with DNA damaging drugs, such as chemotherapy or poly-ADP ribose polymerase, or PARP, inhibitors. In parallel with monotherapy development, we intend to evaluate CYT-0851 in combination with standard-of-care DNA damaging cancer drugs, such as chemotherapy and PARP inhibitors. Our preclinical data support such combinations and may expand our market opportunities not only into additional cancer types but also into earlier lines of therapy where chemotherapy continues to be a treatment standard. We plan to initiate dosing in a phase 1/2 trial that explores tolerability and preliminary activity of combinations with standard-of-care therapies in the second half of 2021.

•	Advance our next generation inhibitor of RAD51-mediated HR, CYT-1853, through clinical development and regulatory approval to complement CYT-0851. We intend to leverage our experience with CYT-0851 to develop CYT-1853 as a monotherapy for various cancers. CYT-1853 is more than 10-fold more potent than CYT-0851 in cell-based assays, potentially allowing CYT-1853 to treat tumor types either where CYT-0851 lacks sufficient potency or where resistance to CYT-0851 has developed. CYT-1853 has demonstrated reduced potential for drug-drug interactions, or DDIs, and therefore may broaden its potential for combination therapy. We believe the ability of CYT-1853 to inhibit HR and promote synthetic lethality has the potential to deliver potent anti-tumor effects across a wide range of cancers and expect to complete IND-enabling studies in 2021 and file an IND in 2022.

•

Utilize our deep understanding of DDR and tumor biology to identify novel drug candidates and expand our pipeline.    We will continue to build and direct our discovery platform of DDR biology and chemistry expertise to generate additional therapeutic programs. We have identified an undisclosed second target, a protein in one of the DNA repair pathways other than HR. This protein often is overexpressed in cancers and, when overexpressed, it is associated with shorter survival. We have also identified a potential biomarker for patient selection and anticipate reaching the drug candidate nomination stage to initiate IND-enabling studies in 2022. In addition to advancing this program, we will continue to focus our drug discovery effort on other potential DDR targets to exploit synthetic lethality in cancers.

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Maximize the value of our drug candidates and pipeline while selectively evaluating strategic collaborations.    We own all worldwide rights to our pipeline of precision-oncology programs, and we intend to commercialize our drug candidates, if approved, in key geographies. In the future, we may selectively enter into strategic collaborations around certain targets, drug candidates, disease areas or geographies if we believe these collaborations could maximize the value of our drug candidates.

Cancer treatments moving toward targeted therapeutics but unmet need remains

Advances in the molecular and genetic understanding of cancer have driven a fundamental shift away from cytotoxic chemotherapy treatments toward more targeted therapies that address aberrations in the cellular pathways and proteins necessary for cancer cell growth, proliferation and survival. These targeted therapies provide a precise method for treating the patients who are most likely to clinically benefit from them. For example, certain patients with lung cancer express mutated forms of epidermal growth factor receptor, or EGFR, which have been validated targets for EGFR-directed therapies. Other targeted therapies address dysregulated pathways that are shared among an entire disease specific population, such as the use of vascular endothelial growth factor inhibitors in renal cell carcinoma. Despite their successes, targeted therapies have had limited utility in those cancers that (1) have no identifiable therapeutic targets, (2) have an identifiable target, but it is not “druggable” given the limitations of current technologies, or (3) ultimately develop resistance through mutations, the use of alternative pathways or the loss of the target. Combining therapies and treating cancer through orthogonal pathways with multiple agents can limit the development of resistance to targeted therapies; however, the overlapping toxicity profile of many targeted agents has prevented their use in combination with chemotherapy, immunotherapy and/or radiation. We believe that DNA damage repair, essential for the survival of many cancer cells and for the progression of tumors, provides a unique opportunity to improve patient outcomes by expanding the number of addressable targets and allowing for combination with current standard-of-care therapies.

The importance of DNA damage repair

Deoxyribonucleic acid, or DNA, the often-called “blueprint of life” biomolecule found in chromosomes of all living organisms, is made up of two strands of deoxyribonucleic acids. DNA is constantly under barrage by DNA damaging radiation, including ultraviolet radiation in sunlight, carcinogens in tobacco smoke and even naturally occurring substances produced inside our cells during the normal processes of cell growth and division. This damage can occur on single or both strands of DNA, and it has been estimated that every cell in our body endures tens of thousands of DNA damaging events per day.

Cells have complex, coordinated DNA damage repair pathways to ensure genome integrity. Several DNA repair pathways have been identified as essential for repairing the myriad forms of DNA damage our cells experience, such as non-homologous end joining, or NHEJ, and homologous recombination, or HR. NHEJ repairs double stranded DNA, or dsDNA, breaks by directly rejoining the two broken ends, an error-prone pathway that can introduce DNA mutations. HR is critical for the error-free repair of dsDNA breaks by using the sister DNA strand as a template to restore the broken DNA strand to its original sequence. HR is thereby able to preserve the normal function of damaged genes by preventing the introduction of DNA mutations. Activity of this highly coordinated network of DNA damage sensing and repairing pathways is collectively called the DNA Damage Response, or DDR.

Multiple DNA repair pathways exist to sense and repair damaged DNA

Different DNA repair pathways sense and repair the myriad types of DNA damage that all cells incur daily. Some of the most well characterized DNA repair pathways shown above include HR, NHEJ, Micro-Homology Mediated End Joining, or MMEJ, Single Strand Annealing, or SSA, Base Excision Repair, or BER, Nucleotide Excision Repair, or NER, Translesion Synthesis, or TLS, as well as Mismatch Repair, or MMR, which proofreads and corrects DNA errors introduced during DNA replication.

Dependence on DNA damage repair creates a therapeutic opportunity in cancer

A hallmark feature of cancer cells is the accumulation of DNA mutations, many of which drive the aggressive characteristics of cancer cells, such as uncontrolled cell proliferation, invasion of surrounding tissues and, importantly, resistance to standard therapies. Although a driver of normal cells becoming cancer cells, unrepaired DNA damage can accumulate to lethal levels that trigger cell death. To survive, cancer cells become dependent on error-free DNA repair pathways, preventing them from reaching lethal levels of DNA damage. Consequently, they often become more vulnerable than normal cells to therapeutic inhibition of those same DNA repair pathways, which are made up of hundreds of individual proteins and potential drug targets. We initially focused on cancers that overexpress a DNA damaging enzyme, Activation-Induced Cytidine Deaminase, or AID, a member of the cytidine deaminase, or CD, family, rendering them dependent on HR for their survival. The figure below depicts how cells utilize DDR pathways to repair damaged DNA, and how the increased levels of DNA damage that cancer cells incur can make them more dependent on DNA damage repair and more sensitive to DDR-targeted therapy.

Cancer cells become dependent on DNA damage repair pathways

By their nature, cancer cells suffer excessive DNA damage compared to normal cells, and this increases their dependence on DNA repair processes, such as HR, to prevent the accumulation of genome-wide, catastrophic levels of DNA damage that would otherwise trigger cell death. This dynamic creates the opportunity for a unique strategy to therapeutically target the cancer’s Achilles’ heel, the specific DDR pathway crucial for the cancer cell’s survival. By selectively inhibiting DNA repair, DDR-targeted cancer therapies can cause the massive accumulation of unrepaired DNA breaks in cancer cells, ultimately inducing cell death through a process known as mitotic catastrophe. Normal cells are often spared from cell death because they express a full complement of overlapping DNA repair pathways as well as fully functional cell cycle checkpoint safeguards—these pathways, sensing DNA damage, direct the cell to stop dividing until its DNA is properly repaired, thereby avoiding mitotic catastrophe.

Harnessing the therapeutic potential of synthetic lethality in DDR

Leveraging synthetic lethality is a potentially powerful approach in cancer drug discovery because it may lead to better tolerated therapies that preferentially kill cancer cells and it facilitates the identification of patient subpopulations most likely to respond to therapy. Synthetic lethality represents a clinically validated approach to drug development and arises when there is a deficiency in either of two conditions that are tolerable alone in cells but lethal together. As it relates to cancer therapeutics, a pre-existing, cancer-specific gene mutation might be a condition that is synthetically lethal with the therapeutic inhibition of a second target protein. The existence of the cancer-specific gene mutation makes the therapeutic intervention lethal to the cancer cells, but relatively innocuous to the normal cells that do not express the sensitizing mutation. Because DDR defects are common in nearly all cancers, DNA repair pathways are fertile areas to discover novel synthetic lethal targets for the development of effective targeted cancer therapies. Gene mutations are generally classified as either loss-of-function (inactivation of a tumor suppressor gene) or gain-of-function (activation of an oncogene) defects. While synthetic lethality is most frequently associated with loss-of-function conditions, it also can be applied to gain-of-function conditions.

A clinically validated example of loss-of-function synthetic lethality is the use of PARP inhibitors to treat a subset of tumors that harbor certain HR deficiencies. For example, in subsets of ovarian, breast, prostate, and pancreatic cancers, pre-existing mutations in the Breast Cancer Genes, or BRCA, functionally impair HR and render those cancer cells sensitive to treatment with PARP inhibitors. The co-existence of both conditions—the pre-existing loss-of-function BRCA mutation and the therapeutic targeting of PARP—creates synthetic lethality that leads to cancer specific cell death. The FDA and foreign regulatory authorities have approved four PARP inhibitors for the treatment of patients, including those with BRCA-mutant ovarian cancer, breast cancer, pancreatic cancer and metastatic castration-resistant prostate cancer. Global sales of PARP inhibitors in 2020 totaled more than $2.5 billion.

The success of PARP inhibitors has provided proof of concept for the therapeutic potential of using synthetic lethality as an approach to identify and develop clinically effective cancer therapies. It confirms that pre-existing defects in cancers (HR deficiencies) render cells sensitive to therapeutic inhibition of a DDR target (PARP) and at the same time provide the basis for a clinical biomarker to identify patients poised to respond to the therapy (e.g., BRCA gene mutations). The pivotal clinical trial of olaparib as maintenance therapy for patients with BRCA-mutant ovarian cancer demonstrated a 70% lower risk of disease progression or death when treated with olaparib compared to placebo. While the magnitude of this treatment effect represents substantial benefit for the subset of patients harboring BRCA mutations, only a small minority of patients with these cancers harbors such mutations. For example, only 10-15% of all ovarian cancer patients are estimated to harbor them. An unmet need remains for most patients without the BRCA mutation and for patients with cancers other than these four approved indications. In addition, patients with hematologic malignancies typically do not harbor BRCA mutations, and therefore PARP inhibitors are not approved for this use.

Discovery of a novel gain-of-function synthetically lethal relationship

Our lead program, CYT-0851, as well as our next generation drug candidate CYT-1853, exploits a novel gain-of-function synthetically lethal relationship between overexpression of CDs and functional inhibition of HR, a DNA repair pathway critical for the survival of some cancers.

AID is a member of a larger family of enzymes referred to as CDs. CDs are tightly regulated nucleic acid damaging enzymes that convert cytidine into uridine by removing an amine group, a process known as deamination. The deamination of cytidine to uridine in DNA creates base pair mismatching that fosters DNA mutations and dsDNA breaks that can lead to chromosomal translocations, known drivers of cancer, as depicted in the figure below.

Activation-induced cytidine deaminase induces DNA damage

The physiological role of AID, expressed primarily in activated B cells of the immune system, is to augment our adaptive immune response to pathogens by enabling diverse antibody production. AID and the DNA damage it induces at specific sites in our genome where antibody genes reside is critical to establishing a normal antibody response to infections. In normal B cells, AID is transiently expressed and tightly regulated to concentrate its mutagenic action on the DNA encoding our antibody genes, a beneficial effect that ultimately improves our immunity. When AID becomes constitutively overexpressed and dysregulated, as it often does in certain forms of cancer, such as B cell lymphomas, it leads to genome-wide DNA damage and collateral mutations beyond our antibody genes. To avoid mitotic catastrophe, cancer cells frequently rely on DNA damage repair pathways, including HR, to properly repair the harmful damage incurred to genes vital for the cancer’s survival. This increased dependency on HR presents a therapeutic opportunity in those cancers overexpressing AID, including B cell lymphomas.

AID induces physiological (beneficial) and pathological (harmful) DNA damage

Recognizing this therapeutic opportunity, we developed a platform to discover small molecule HR inhibitors, without regard to molecular targets, based on the observation that AID-overexpressing B cells were more sensitive to HR inhibition than B cells not expressing AID. We applied extensive medicinal chemistry efforts optimizing early hits from this novel drug screening platform to discover CYT-0851. CYT-0851 and its analogs are proprietary small molecules that have been claimed in two issued U.S. patents.

Synthetic lethality opportunities for CYT-0851 beyond AID and B cell lymphomas

Like AID, the other Apolipoprotein B mRNA Editing Catalytic Enzymes, or APOBEC, genes, which are also members of the CD family, have been shown to induce cancer causing mutations when constitutively overexpressed and functionally dysregulated. The APOBEC3 genes are normally involved in viral immunity and are induced downstream of interferon signaling in response to viral infections. They are also often highly expressed in cancers and are thought to play a major role in driving cancer progression in subsets of solid tumors, such as head and neck, breast and lung cancers. As expected, B cell lymphomas and leukemias generally express high levels of many of the CD genes, but importantly, several solid tumor types also express high levels of AID or individual APOBEC3 genes. This observation supports our belief that therapies targeting HR and exploiting the synthetic lethality relationship created by AID/APOBEC3 overexpression might have broad utility across both hematologic malignancies and solid tumor cancers.

Beyond CD gene overexpression, it is plausible that additional cellular conditions exist in subsets of cancers, such as specific defects in alternative DNA damage repair pathways or cell cycle checkpoint genes that create synthetic lethality with HR inhibition. Such conditions may provide additional therapeutic opportunities for our lead program and are being explored.

Synthetic lethality opportunities for CYT-0851 in combination therapy

Monotherapy treatment relying on the synthetic lethality described above requires pre-existing, intrinsic defects in the cancer cells. Combination therapy can create the synthetic lethality, without any pre-existing defects in DDR in the cancer, through the exogenous induction of DNA damage by chemotherapy or radiation therapy combined with therapeutic inhibition of HR. Such combination therapy potentially could be used broadly across cancer types and with multiple classes of chemotherapy drugs and other DDR agents such as PARP inhibitors.

Strong rationale to explore multiple drug combinations in a broad range of cancers

The clinical utility of such a combination approach in the past has been limited by the overlapping toxicities of DDR inhibitors, such as PARP inhibitors or other experimental agents, and chemotherapy, particularly with respect to myelosuppression. We believe that the observed safety profile of CYT-0851, particularly the lack of myelosuppression observed to date both preclinically and clinically, may allow such combinations to be tolerable. Finally, synthetic lethality may also be achieved through inhibition of PARP and inhibition of HR with a drug such as CYT-0851. Each drug inhibits different DNA repair pathways, that when simultaneously inhibited, could create synthetic lethality in cancer cells that have high levels of endogenous DNA damage.

CYT-0851: A drug candidate with broad therapeutic potential in HR-dependent cancers

Program overview

Our lead drug candidate, CYT-0851, is a potent and selective oral small molecule inhibitor of RAD51-mediated HR that we are developing for the treatment of hematologic malignancies and solid tumors. Cancer cells require HR for the error-free repair of dsDNA breaks, the most harmful and difficult type of DNA damage to repair. Inhibiting this non-redundant DNA repair pathway drives synthetic lethality in cancer cells that are dependent on HR for survival.

In preclinical studies, CYT-0851 has demonstrated potent anti-tumor activity, cancer cell selectivity, and favorable safety and pharmacokinetic profiles that support its potential as a novel therapy that could address the serious unmet need in multiple cancers. We efficiently and expeditiously advanced CYT-0851 into the clinic with a development strategy designed to support the potential regulatory approval for treatment of patients with certain hematologic malignancies or solid tumors.

We are currently conducting a phase 1/2 trial, which we refer to as Study CYT-0851-01, enrolling patients with either hematologic malignancies or solid tumors for monotherapy treatment. The first portion of the trial will establish the dose and schedule of CYT-0851 administration as a monotherapy. The second part of the trial will evaluate the preliminary anti-tumor activity in various hematologic malignancies and solid tumors including diffuse large B-cell lymphoma, or DLBCL, mantle cell lymphoma, or MCL, multiple myeloma, or MM, triple negative breast cancer, ovarian cancer, soft tissue sarcoma and pancreatic cancer. This study is intended to provide these necessary insights to support our broad development program of CYT-0851.

In the dose-escalation portion of our trial to date, CYT-0851 has demonstrated the potential for achieving anti-tumor effects in a variety of advanced solid tumors or hematologic malignancies and maintained a favorable safety profile. CYT-0851 has the potential to be the first DDR-targeting drug to be approved in the United States for hematologic malignancies. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors.

In the second half of 2021, we also intend to initiate the evaluation of CYT-0851 in combination with standard-of-care cancer drugs, which may include chemotherapy or PARP inhibitors, for the treatment of either hematologic malignancies or solid tumors.

Hematologic malignancies and the current standard of care

Hematologic malignancies are a heterogeneous group of disorders, characterized as cancers arising from cells originating in the bone marrow or lymphoid tissues. Given their cell of origin, these cancers readily spread throughout the body through the cardiovascular and lymphatic systems and typically require a systemic approach for treatment and cannot be cured by surgery or localized radiation therapy in most cases. Certain diseases such as DLBCL, the most common type of non-Hodgkin lymphoma, or NHL, are potentially curable with aggressive therapies even in the most advanced setting, while other disorders such as MCL, follicular lymphoma, or FL, and MM are treated with the goal of long-term disease and symptom control because cure typically has not been possible. The first line of treatment for the majority of these disorders consists of combination therapy comprised of chemotherapy, targeted agents and/or radiation. When the disease progresses, commonly referred to as relapsed or refractory disease, alternative regimens and combinations are employed, but typically with reduced rates of success and shorter duration of benefit at each progression until the patient exhausts their therapeutic options, is no longer in a physical condition to receive treatment or elects to discontinue active treatment of their disease.

Hematologic malignancies market opportunity

In 2021, according to the American Cancer Society, 186,000 newly diagnosed hematologic malignancy cases and more than 57,000 deaths are expected in the United States. MM and NHL are expected to account for 35,000 and more than 81,000 of these new cases, respectively. Within NHL, DLBCL, FL and MCL are expected to account for about 59%, or 48,000, of new cases. These four indications are expected to account for more than an estimated 20,000 deaths in 2021, indicative of the large ongoing unmet need.

Malignancy	2021 estimated incidence	2021 estimated mortality
All Hematologic	186,400	57,800
MM	35,000	12,400
NHL	81,560	20,720
DLBCL	25,000	5,300
FL	18,000	1,650
MCL	4,900	NA

Hematologic malignancies: CYT-0851 development plan

In the phase 2 expansion portion of Study CYT-0851-01, we are planning to include cohorts of patients with DLBCL, MCL and MM. In addition, we will have a biomarker selected basket of patients with hematologic malignancies, including FL. CYT-0851 has the potential to be the first DDR-targeting drug to be approved in the United States for hematologic malignancies. If warranted by the phase 1/2 data, and subject to FDA agreement, we intend to initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma.

In the second half of 2021, we also intend to initiate the evaluation of CYT-0851 in combination with standard-of-care cancer drugs for the treatment of hematologic malignancies.

Solid tumors and the current standard of care

Solid tumors are cancers originating from an organ or tissue outside the blood and lymphatic systems. These tumors are further classified, named and ultimately treated based on their tissue of origin, such as breast, ovarian or pancreatic cancer. Solid tumors are responsible for the vast majority of cancers and account for more than 1.5 million new diagnoses in the United States annually. Unlike hematologic malignancies, some solid tumors are identified early through screening procedures or symptomatic presentation prior to spreading throughout the body. In these instances, the cancer can often be removed by surgical excision to ultimately cure the patient’s disease. Outcomes for early-stage disease are highly variable across tumor types, with most early-stage colorectal and breast cancers being cured and almost all pancreatic cancers recurring and metastasizing even despite early intervention. Once solid tumors metastasize, or spread to other sites in the body, the goal of therapy often shifts to long-term control and palliation since cures are typically unattainable. In this incurable setting, the most effective therapies are typically used in combination with the first lines of treatment, and subsequent lines of treatment typically become progressively less effective. The number of available lines of therapy is disease type-specific and generally ranges from as low as one to two lines of therapy in pancreatic cancer and soft tissue sarcoma to more than five lines of therapy in hormone-receptor positive breast cancer. Patients remain on treatment until they have exhausted all therapeutic options, develop symptoms that preclude further treatment or elect to stop further treatment of their cancer.

Solid tumor market opportunity

According to the American Cancer Society, the 2021 estimated United States annual incidence and mortality of these four types of malignancies included in Study CYT-0851-01 are expected to exceed 125,000 and 66,000, respectively, indicative of the large unmet need.

Tumor Type	2021 estimated incidence	2021 estimated mortality
Pancreatic Cancer	60,000	48,000
Ovarian Cancer	21,000	13,800
Triple Negative Breast Cancer	35,000	NA
Soft Tissue Sarcoma	10,700	4,300

Totals:	126,700	66,100

Solid tumors: CYT-0851 development plan

Several solid tumors express high levels of CDs and have been included in our ongoing Study CYT-0851-01. The phase 2 expansion cohorts will include patients with pancreatic, ovarian, and triple negative breast cancers and soft tissue sarcomas. If warranted by the phase 1/2 data, and subject to FDA agreement, we could initiate a potentially registrational trial in 2022 for the treatment of relapsed and/or refractory lymphoma and/or solid tumors.

In the second half of 2021, we also intend to evaluate CYT-0851 in combination with standard-of-care cancer drugs, which may include chemotherapy or PARP inhibitors, for the treatment of solid tumors.

Mechanism of action

DNA damage is a hallmark of cancer. CYT-0851 works by preventing the repair of the excessive DNA damage present in cancer cells by inhibiting the non-redundant, error-free, dsDNA break repair pathway known as HR. This results in an accumulation of DNA damage sufficient to induce cancer cell death via mitotic catastrophe. Cells overexpressing AID become dependent on HR for their survival because the excessive DNA damage caused by high levels of AID activity requires HR for error-free repair. CYT-0851 was developed to functionally inhibit RAD51-mediated HR and therapeutically exploit such HR dependencies in cancer cells.

CYT-0851 inhibits RAD51-mediated HR and increases DNA damage

The focal recruitment of the recombinase protein RAD51 to sites of DNA damage within the nuclei of cells undergoing DNA repair is a critical event during HR and is used as a measure of ongoing HR. In the above figure, ongoing HR in the nuclei of an AID-overexpressing lymphoma cell was visualized by staining the RAD51 foci green (panels A and B) and staining the unrepaired DNA red (panels C and D) using gamma H2AX, an endogenous DDR protein that localizes to dsDNA breaks. In these lymphoma cells, ongoing HR was apparent by the abundance of green RAD51 foci (panel A) and productive DNA repair was apparent by the paucity of red gamma H2AX foci (panel C). Upon treatment of the cells with CYT-0851, inhibition of HR-mediated DNA repair was evident by a reduction of green RAD51 foci (panel B versus panel A) and an amplification of red gamma H2AX foci (panel D versus panel C). The bar graphs on the right summarize the effects of CYT-0851 on RAD51 and gamma H2AX foci from approximately 120 lymphoma cells, demonstrating that CYT-0851 significantly inhibits HR-mediated DNA repair.

Preclinical data: monotherapy

CYT-0851 is being developed as a targeted anti-cancer therapy to treat cancers dependent on HR for their survival, irrespective of their tissue of origin. In preclinical studies, CYT-0851 has demonstrated broad-spectrum anti-cancer activity across a large panel of diverse cancer cell lines. In the graph below, each cancer cell line tested is represented by a circle drawn at half the maximal inhibitory concentration, or IC50. CYT-0851 was generally more potent in hematologic malignancies and inhibited the proliferation of a subset of both hematologic- and solid tumor-derived cancer cell lines at IC50s at or below plasma concentrations achieved in patients.

CYT-0851: Efficacious in a broad range of hematologic and solid tumor cell lines

We have observed CYT-0851 to have a favorable tolerability and pharmacokinetic profile across multiple preclinical studies and animal models. In the preclinical in vivo study below, we evaluated once daily (QD), oral (PO) dosing of CYT-0851 in an AID-overexpressing Burkitt’s lymphoma tumor xenograft study. In this study, mice implanted with the lymphoma cells were dosed orally, once daily, over a period of 27 days with vehicle or CYT-0851 at its maximum tolerated dose of 80 mg/kg/day (n=10 mice per group). CYT-0851 was well tolerated and demonstrated complete tumor growth inhibition over the 27-day dosing period. Data points (and error bars) represent mean (+/- standard error) tumor volume of each dosing cohort for each time point.

CYT-0851: Complete tumor growth inhibition in AID-overexpressing lymphoma model

Beyond hematologic indications, we have tested CYT-0851 in several patient derived xenograft, or PDX, models of solid tumors. In the preclinical study below, we evaluated once daily, oral dosing of CYT-0851 in a pancreatic PDX study. In this study, mice implanted with human-derived pancreatic tumor cells were dosed orally, once daily, over a period of 45 days with vehicle or CYT-0851 at 80 mg/kg/day (n=10 mice per group). CYT-0851 was well tolerated and again demonstrated complete tumor growth inhibition over the 45-day dosing period. Data points (and error bars) represent mean (+/- standard error) tumor volume of each dosing cohort for each time point.

CYT-0851: Complete tumor growth inhibition in patient-derived pancreatic tumor mouse model

Preclinical data: combination therapy

To expand the potential utility of CYT-0851 beyond monotherapy use, we have initiated preclinical studies to explore combinations with a variety of standard-of-care anti-cancer drugs. Analogous to how overexpression of AID induces endogenous DNA damage that creates synthetic lethality with HR inhibition, radiation therapy and certain chemotherapies induce exogenous DNA damage that we believe may also create synthetic lethality with HR inhibition. A documented mechanism of acquired resistance to these therapies is the reliance on DNA repair pathways. By preventing the repair of the DNA damage caused by radiation and chemotherapy, we believe CYT-0851 may improve their effectiveness and delay the development of resistance to therapy.

Some of the most widely used chemotherapies work by damaging DNA in rapidly dividing cancer cells. Alkylating agents (e.g., platinum-containing drugs and bendamustine), antimetabolites (e.g., gemcitabine) and topoisomerase inhibitors (e.g., topotecan) work through DNA damaging mechanisms that could potentially synergize with CYT-0851 to further enhance their anti-cancer activities. We have begun preclinical testing in cell lines, and we have seen encouraging results with CYT-0851 in combination with chemotherapies that are used to treat many of the same cancers we are exploring in the CYT-0851 monotherapy setting.

CYT-0851: Synergy in combination with DNA damaging chemotherapy

The figure above shows the results from an in vitro experiment performed in a solid tumor cell line using a chemotherapy commonly used in that indication, both with and without the combination of CYT-0851. While the magnitude of the synergy varied across the cell lines studied, in this tumor cell line the addition of 0.75 micromolar CYT-0851 improved the potency of the chemotherapy 40-fold. Based on emerging preclinical combination data such as this, we believe CYT-0851 may be an attractive agent to use in combination with radiation or chemotherapy across multiple cancers.

Beyond radiation and chemotherapy, scientific rationale also exists for combining CYT-0851 with more targeted agents, such as PARP inhibitors. PARP inhibitors work, at least in part, by trapping the PARP protein onto the DNA, ultimately leading to increased DNA damage and dsDNA breaks. By disabling HR-mediated dsDNA break repair, CYT-0851 might be synthetically lethal with PARP inhibitors. We have initiated preclinical experiments to evaluate the potential of combining CYT-0851 with PARP inhibitors in certain tumor types.

A common limitation of many drug combinations is the lack of tolerability. For many of the DDR-targeting agents in development, severe myelosuppression has been particularly limiting to the development of chemotherapy combinations. To date, CYT-0851 has not been associated with any significant myelosuppression as a single agent in patients, nor has it shown adverse pharmacodynamic effects in vitro on human bone marrow cells. We believe this could enable a unique opportunity among DDR-targeted therapies to combine CYT-0851 with either chemotherapies or PARP inhibitors.

Preclinical toxicology studies

Based on the activity observed in cell lines and tumor growth inhibition achieved in animal models, we advanced CYT-0851 toward clinical testing and embarked on IND-enabling toxicology studies in rodents and non-rodents.

In these toxicology studies we identified the doses and associated systemic exposures that caused toxicity. From these studies we determined the starting dose level in patients and identified potential toxicities that would define the maximum tolerated dose in the phase 1/2 clinical trial. Importantly, in these toxicology studies we observed no significant hematologic toxicity (e.g., myelosuppression) at any doses tested in rodents and non-rodents. If achieved, lack of myelosuppression in patients treated with CYT-0851 would present a significant advantage for CYT-0851 to be used in combination therapy with other cancer drugs that have dose limiting hematologic toxicities.

Biomarker development

Overexpression of CD genes, such as AID and APOBEC3, in cancer cells can cause lethal levels of DNA damage to accumulate. Those cancer cells survive this increased DNA damage by relying on HR to repair the damage and avoid mitotic catastrophe. This increased reliance on HR in the cellular context of CD overexpression presents a therapeutic opportunity for inhibitors of HR, such as CYT-0851.

To verify whether CD gene expression is correlated with sensitivity to CYT-0851 in B cell lymphomas, we compared the level of AID and APOBEC3 gene expression across a panel of 23 Burkitt’s lymphomas (red circles) and DLBCL cell lines (blue squares) that exhibited a range of sensitivities to CYT-0851. We plotted increasing AID/APOBEC3 gene expression from left to right horizontally on the X axis and sensitivity to CYT-0851 on the vertical Y axis with lower IC50 values representing greater sensitivity to CYT-0851. A strong correlation was observed between AID/APOBEC3 gene expression and sensitivity to CYT-0851, consistent with our belief that CD overexpression is synthetically lethal with inhibition of RAD51-mediated HR by CYT-0851.

CYT-0851: Strong correlation between AID/APOBEC3 gene expression and responsiveness

To evaluate whether AID overexpression influenced the sensitivity of cancer cells to CYT-0851, we genetically modified an AID-overexpressing B cell leukemic cell line sensitive to CYT-0851 using CRISPR technology to remove the AID gene. As shown in the figure below, the AID-null cells were approximately 30-fold less sensitive to CYT-0851 (open red squares) than the AID-overexpressing wild-type, or WT, cell line (solid red squares). Importantly, both cell lines were equally sensitive to the topoisomerase inhibitor, topotecan, as reflected by the overlapping blue curves. Topotecan is an approved chemotherapeutic agent used as an experimental control in this study to confirm that the AID-null cells are not simply more sensitive to all anti-cancer drugs. This observation further supports our belief that AID overexpression creates synthetic lethality with inhibition of RAD51-mediataed HR that can be therapeutically exploited with CYT-0851.

CYT-0851 preferentially kills AID-Overexpressing over AID-null B cell leukemia cells

For patients with DLBCL, and potentially other non-Hodgkin lymphomas such as Burkitt’s lymphoma, we do not expect patient selection to be necessary, as most patients express high levels of AID and APOBEC3. For patients with other B-cell malignancies and those with solid tumors, if CYT-0851 is approved, we may seek to develop a companion diagnostic to select patients who overexpress CD genes and therefore may be more likely to respond to CYT-0851 therapy.

We have developed a proprietary assay that measures expression levels of AID and several APOBEC3 genes and received an Investigational Device Exemption, or IDE, for this assay. The test can be performed on fresh or archival tumor specimens and is being further evaluated in Study CYT-0851-01. Throughout development, we plan to evaluate the predictive nature of each gene and its respective expression thresholds, which may lead to further refinements in the assay for patient selection.

Beyond CD overexpression, we are exploring additional potential biomarkers that may predict sensitivity to CYT-0851. The observations that not all preclinical tumor models that respond to CYT-0851 express high levels of CD genes suggest there are additional cellular contexts in cancer cells that lead to increased dependency on HR and may be sensitive to CYT-0851. Developing additional biomarkers that identify such cellular contexts and predict sensitivity to CYT-0851 continues to be a focus of our translational biology team. These additional biomarker hypotheses primarily focus on identifying cancer cells dependent on HR and include: (1) evaluating RAD51 expression levels, (2) DNA sequencing of tumor tissue and circulating tumor cell DNA to identify mutations in alternative DNA repair pathways and (3) RNA sequencing to identify predictive gene expression signatures.

CYT-0851 monotherapy clinical trial design (Study CYT-0851-01)

CYT-0851 is being tested in patients in Study CYT-0851-01, a phase 1/2 clinical trial of both hematologic malignancies and solid cancers. We are currently enrolling the phase 1 dose-escalation portion of the study, utilizing a standard 3+3 design to establish a single monotherapy dose for all malignancies. Fifty patients have been enrolled in nine dose levels as of June 1, 2021. The primary endpoint is dose-limiting toxicities, or DLTs, to identify the maximally tolerated dose, or MTD. Secondary endpoints are pharmacokinetics, safety, and preliminary anti-tumor activity. Our design also includes pharmacodynamic backfill cohorts that allow us to enroll up to 12 patients in total at any dose level to further characterize the safety, pharmacokinetic, or PK, and pharmacodynamic profiles for dose selection, as well as collect additional tumor biopsies for biomarker development.

Trial design for the phase 1 portion of the trial

When we identify the MTD, we will select a recommended phase 2 dose and proceed into the phase 2 portion of the study. The primary endpoint for this phase is the objective response rate to characterize the anti-tumor activity of CYT-0851 in eight cohorts. The secondary endpoints for this portion include further assessment of the clinical activity in terms of duration of response, progression-free survival, and overall survival, as well as safety and pharmacokinetics.

To assess the primary endpoint, each phase 2 cohort will proceed with a Simon two-stage design. This approach minimizes the number of patients to be enrolled. This design enrolls and evaluates the response in a set number of patients in the first-stage. The proportion of responding patients is assessed and, if sufficient, enrollment into the second stage proceeds to further evaluate the response rate. Our target response rates for each indication are based on historical benchmarks for standard of care. Each cohort will independently guide future development for each disease indication and may include further expansion of the cohort in the current trial, commencement of randomized trials, pursuit of an accelerated approval registration pathway, therapeutic combination strategies or some permutation thereof.

Trial design for the phase 2 expansion cohorts

Current phase 1/2 trial (Study CYT-0851-01) interim results

As of June 1, 2021, we have enrolled 50 patients across all cohorts and are enrolling at the 400 mg daily dose level. We performed an aggregated analysis for the safety and clinical activity that includes 35 of the enrolled patients as of April 6, 2021.

Safety assessment

No patient has reported a DLT or treatment-related serious adverse event, or SAE. Only 37% of patients have reported any treatment-related adverse events, or TRAEs, the majority of which were low-grade (grade 1-2) and manageable.

Treatment related adverse events experienced by more than one patient on trial

Efficacy assessment

As of April 6, 2021, 21 patients were considered response-evaluable per protocol (treated with CYT-0851 and had at least one post-baseline disease assessment). Four of these patients (15, 20 and 30 mg twice daily, or BID) received doses considered to be subtherapeutic based upon preclinical modeling. Three of these patients experienced a partial response, or PR, 10 of these patients had stable disease, or SD, and eight of these patients experienced progressive disease, or PD, as their best overall response according to disease specific criteria (RECIST v1.1 or modified Lugano response criteria). The PRs in DLBCL and follicular lymphona were confirmed by Lugano criteria, and the PR in soft tissue sarcoma was unconfirmed according to RECIST criteria.

Response evaluable patients and their best overall change in tumor size and disease specific response

Pharmacokinetic assessment

Preliminary pharmacokinetic analyses of CYT-0851 demonstrated dose proportional systemic exposure. A plasma half-life of approximately three days supported transition from twice daily to once daily administration. Furthermore, the minimum exposure projected to be clinically active, based on preclinical studies, was reached at 45 mg twice daily.

Pharmacodynamic assessment

To assess target engagement, we evaluated the downstream effects (pharmacodynamics) of CYT-0851 by analyzing the accumulation of unrepaired DNA damage/double-strand breaks as measured by gamma H2AX. This was assessed from blood samples containing both circulating tumor cells, or CTCs, and normal blood cells at baseline and on-treatment. Our hypothesis is that if CYT-0851 is inhibiting HR-mediated DNA repair and is specific for tumor cells, then treatment would increase gamma H2AX in CTCs (CK/EpCAM+) while sparing effects in normal blood cells (CD45+). In the six patients with CTCs both at baseline and on treatment, we observed an overall increase in gamma H2AX in three of these patients’ CTCs with no increased DNA damage in normal blood cells (representative image below). In this patient, a 16-fold increase from 59.8 to 939.2 in relative fluorescent intensity of gamma H2AX was observed after treatment.

Pharmacodynamic effects of CYT-0851 in circulating tumor cells from a patient with pancreatic cancer

CYT-0851 initial patient targeting

Hematologic malignancies

We are initially targeting patients with DLBCL and FL. CYT-0851 has several features that may differentiate it from other drugs on the market and in development for these indications. CYT-0851 is oral and can be dosed as an outpatient treatment. Many of the currently approved therapies are intravenous, require hospitalization or specialized centers for administration, have limited durations of treatment due to cumulative treatment side effects, or may not be feasibly administered in the community setting. The lack of myelosuppression and the overall safety observed to date for CYT-0851 may allow prolonged dosing strategies and treatment of patients who are elderly or frail or have limited bone marrow and end organ reserve from prior therapies. We have not identified cumulative toxicities in humans treated up to 11 months at current dose levels. CYT-0851 can also be potentially combined with other therapies to both delay the onset of resistance and improve efficacy.

Our estimates described below for potentially addressable patient populations, where included, are based on a combination of third-party estimates, our internal estimates and management’s experience. Starting with the annual incidence for our target indications, we estimated the number of patients that receive each line of treatment based on statistics reported in journal articles or specialized disease reports, adjusted these numbers of patients treated-by-line for the expected frequency of CD overexpression as derived from cancer genomic databases, and then matched our proposed CYT-0851 treatment profile to each addressable patient line to estimate a total addressable population for CYT-0851.

CYT-0851 could be positioned initially as a third or later line of treatment in DLBCL patients whose disease has progressed after two lines of standard therapy, or in patients who cannot tolerate standard first- or second-line therapies due to age, frailty or other factors. As most patients with DLBCL have very high levels of CD expression, we do not believe biomarker selection is required. We estimate that there may be up to approximately 9,500 patients meeting these treatment criteria annually in the U.S.

In FL, CYT-0851 could be positioned initially for CD-positive refractory patients as a third or later line of treatment. In preclinical experiments, we have observed a high correlation between CD expression and sensitivity to CYT-0851. Consistent with this preclinical observation, the patient with FL in our clinical trial who is experiencing tumor shrinkage is CD-positive as measured by our AID/APOBEC3 biomarker assay. If CYT-0851 proves tolerable in FL patients, enabling a long duration of treatment, we believe the addressable FL market could be substantial. We estimate that there may be up to approximately 8,500 patients meeting these treatment criteria annually in the U.S.

We plan on including cohorts of MCL and MM patients in the phase 2 expansion portion of Study CYT-0851-01. If results are positive in these cohorts, we anticipate targeting relapsed and/or refractory third-line or later MCL patients and MM patients previously treated with three prior therapies, including a proteasome inhibitor, an immunomodulatory agent, or IMiD, and an anti-CD38 antibody.

Malignancy	Initial treatment opportunity
DLBCL	• 3rd Line+ • 1st/2nd Line+ for elderly/frail patients

FL	• 3rd Line+ • 1st/2nd Line+ for elderly/frail patients

MCL	• 3rd Line+ previously treated with chemotherapy and a Bruton’s tyrosine kinase inhibitor

MM	• Treated with three prior therapies including a proteosome inhibitor, IMiD and anti-CD38 antibody

Solid tumors

To date in Study CYT-0851-01, we have observed decreases in tumor burden in a pancreatic cancer patient (19% reduction) and a partial response in a patient with soft tissue sarcoma (30% reduction). These observations are consistent with our preclinical data indicating that a subset of solid tumor cancer models, including pancreatic and breast cancer PDX models, is sensitive to CYT-0851. Our phase 2 expansion will further evaluate the activity of CYT-0851 in patients with pancreatic, ovarian and triple negative breast cancers, as well as soft tissue sarcomas.

We currently define the initial target patient population in pancreatic cancer to be second and later line treatments. We estimate that there may be up to approximately 22,500 patients meeting these treatment criteria annually in the U.S.

Similarly, the initial target patient populations for triple negative breast cancers are third and later line treatments.

In ovarian cancer, we could initially target CD-positive patients who are progressing after platinum-based chemotherapy and PARP inhibitors for patients who are HR deficient. As the majority of patients are receiving both of these agents as part of a first-line regimen, we believe we could target second and later lines as an initial target population. We estimate that there may be up to approximately 12,500 patients meeting these treatment criteria annually in the U.S.

Soft tissue sarcomas are a heterogeneous collection of tumors from both a cell-of-origin and genetic standpoint. Our analysis of the TCGA database indicates that a high percentage of sarcoma patients have high levels of CD expression. In the phase 1 dose escalation portion of Study CYT-0851-01, we have two sarcoma patients who have been on treatment for at least 136 and 195 days, respectively, without progression, one of whom experienced a partial response by RECIST criteria. Notably, to date both patients have tolerated the treatment well without any treatment-related adverse events. Based on these observations, and the unmet need, we believe a path toward accelerated approval of CYT-0851 may be possible. Based on these initial clinical results, we anticipate the initial target population in soft tissue sarcomas will be second or later line treatment.

Tumor type	Initial treatment opportunity
Metastatic or recurrent pancreatic cancer	• 2nd Line+
Advanced ovarian cancer	• 2nd Line+
Metastatic triple negative breast cancer	• 3rd Line+
Soft tissue sarcoma	• 2nd Line+

CYT-0851 as a combination therapy

Rationale

Cancer treatments are effective at killing the majority of cancer cells, but in doing so create a selective pressure that leads to the outgrowth of resistant clones. One approach that has been successful in addressing this phenomenon is to combine therapies targeting non-redundant pathways. We believe that CYT-0851 provides a rational combination partner for other anti-cancer therapies such as chemotherapy and radiation. These combinations may create synthetic lethality with inhibition of RAD51-meditated HR since one mechanism of resistance is the reliance on DNA repair pathways. Thus, we plan to evaluate the safety and efficacy of CYT-0851 in combination with anti-cancer drugs.

If approved, combination regimens would substantially expand our market opportunities not only into a broader range of indications, but also into earlier lines of therapy where chemotherapy remains a mainstay. These standard-of-care regimens remain highly effective and are otherwise difficult to displace with a monotherapy agent. Based on synergies observed in preclinical experiments combining CYT-0851 with other cancer therapies, we believe CYT-0851 may be safely combined and found to be synergistic with other cancer therapies.

Combination trial plans

CYT-0851 is being developed as a monotherapy in patients who have tumors with high levels of endogenous DNA damage requiring HR for repair and survival. To broaden their potential application, we plan to investigate combinations of CYT-0851 with other standard-of-care cancer therapies that both induce DNA damage (e.g., chemotherapy) and create further reliance on intact HR (e.g., PARP inhibitors). We plan to initiate dosing in a phase 1/2 trial that explores tolerability and preliminary activity of combinations with standard-of-care therapies in the second half of 2021.

CYT-1853: Next generation HR inhibitor program

Program overview

To complement CYT-0851, we are developing CYT-1853 as a next generation inhibitor of RAD51-mediated HR. Importantly, in preclinical models, CYT-1853 is also synthetically lethal in CD-overexpressing cancer cells, is active across a range of cancer cell lines, and exhibits improved potency compared to CYT-0851. We are planning to complete IND-enabling studies in 2021 and to file an IND in 2022.

We believe the following attributes of CYT-1853 allow for the complementary development of both drug candidates:

1.	CYT-1853 is more than 10-fold more potent than CYT-0851 in cell-based assays, potentially allowing CYT-1853 to treat tumor types either where CYT-0851 lacks sufficient potency or where resistance to CYT-0851 has developed.

2.	CYT-1853 has demonstrated reduced potential for drug-drug interactions, or DDIs, and therefore may broaden its potential for combination therapy.

3.	CYT-1853 exhibits more desirable physicochemical properties compared to CYT-0851, such as improved aqueous solubility that enables broader formulation options that may prove beneficial as a development candidate.

Preclinical data

CYT-1853 is also being developed as a targeted therapy to treat cancers dependent on HR for their survival. Since HR inhibition is synthetically lethal with AID overexpression in B cell malignancies, it was important to evaluate whether AID overexpression led to increased sensitivity to CYT-1853.

To evaluate whether AID overexpression influenced the sensitivity of cancer cells to CYT-1853, we genetically modified an AID-overexpressing B cell leukemic cell line sensitive to CYT-1853 using CRISPR technology to remove the AID gene. As shown in the figure below, the AID-null cells were approximately 100-fold less sensitive to CYT-1853 (open red squares) than the AID-overexpressing WT cell line (solid red squares). Importantly, both cell lines were equally sensitive to the topoisomerase inhibitor, topotecan, as reflected by the overlapping blue curves. This observation further supports our belief that HR inhibitors like CYT-0851 and CYT-1853 are synthetically lethal in CD-overexpressing cancer cells.

CYT-1853 preferentially kills AID-overexpressing compared to AID-null B cell leukemia cells

One of the primary objectives of our next generation program was to identify proprietary compounds at least 10-fold more potent than CYT-0851. As shown below, CYT-1853 was 34-fold more potent than CYT-0851 at inducing cell death in the AID-overexpressing Daudi Burkitt’s lymphoma cell line.

CYT-1853 is more potent than CYT-0851 at inducing cancer cell death

Beyond Burkitt’s lymphoma, CYT-1853 has demonstrated broad-spectrum anti-cancer activity across a panel of diverse cancer cell lines. As shown below, CYT-1853 is active across multiple hematologic and solid tumor cell lines and is generally more than 10-fold more potent than CYT-0851 at inhibiting cancer cell proliferation, as measured by the IC50. The dots represent individual cancer cell lines across multiple tumor types as indicated by the colored legend. The black diagonal dotted line represents equipotency between CYT-1853 and CYT-0851 so cell lines that lie below the diagonal were more sensitive to CYT-1853. The observation that most of the cell lines were more sensitive to CYT-1853 than CYT-0851 supports the possibility that CYT-1853 may be able to treat tumor types where CYT-0851 lacks sufficient efficacy. Specifically, cell lines that fall in the shaded box may represent cancers that, due to their increased sensitivity, might be more effectively treated with CYT-1853 than CYT-0851.

CYT-1853 exhibits potent and broad activity across multiple cancer cell lines

We also evaluated CYT-1853 in in vivo tumor models. In the preclinical study below, we evaluated twice daily oral dosing of CYT-1853 in an AID-overexpressing Daudi Burkitt’s lymphoma tumor xenograft model. In this study, mice implanted with tumor cells were dosed twice daily over a period of 17 days with vehicle or CYT-1853 at tolerated doses of 10, 25 or 50 mg/kg BID (n=6 mice per group). CYT-1853 was well-tolerated and demonstrated complete tumor growth inhibition at 50 mg/kg BID over the 17-day dosing period. Data points (and error bars) represent mean (+/- standard error) tumor volume of each dosing cohort for each time point.

CYT-1853: Significant tumor growth inhibition in AID-overexpressing lymphoma model

Our discovery approach and pipeline

We are using our expertise in DDR biology and a disciplined approach to select targets for other novel, differentiated drug discovery and development programs. Our approach includes:

•

systematically prioritizing DDR targets based on our deep understanding of DDR biology, coupled with the mining of mutational information collected on diseased tissues and the analysis of results from both internal and external CRISPR-based genetic, chemical and cellular phenotypic synthetic lethality screens;

•

elucidating synthetic lethality dependencies of our drug targets and using that information to molecularly define patient populations most likely to benefit from our therapies as a monotherapy, and assuring tumor selectivity that limits side effects and allows our drugs to be used in combination with other standard anti-cancer therapies;

•	developing potent, highly selective, well tolerated, small molecule therapies against these targets and evaluating them in biomarker-selected in vitro and in vivo model systems; and

•	expeditiously progressing lead candidates through preclinical studies and into focused clinical trials in defined patient populations using a biomarker-guided approach.

Our core capabilities in discovery biology focusing on DNA damage repair have enabled us to move efficiently from drug discovery to clinical development. We have the management team with the successful global registration experience to potentially advance our drug candidates to registration. In only three years, we progressed CYT-0851 from discovery to clinical proof of concept. In 2021, we intend to define the optimal development plan for potentially achieving accelerated approval of CYT-0851 initially as monotherapy in late lines of treatment for certain lymphomas and/or solid tumors. In addition, we may broaden the target patient population in both hematologic malignancies and solid tumors and move to earlier lines of treatment, either alone and/or in combination with standard-of-care therapies.

Furthermore, we have identified an undisclosed second target, a protein in one of the DNA repair pathways other than HR, as well as subsets of cancers that depend on this protein for their survival. We have identified a potential biomarker for use in candidate development and, ultimately, patient selection. Importantly, expression of this protein is prognostic, meaning patients whose cancer cells overexpress this protein generally have shorter survival compared to patients whose cancer cells do not. We are in the discovery stage of this program, and we anticipate reaching the drug candidate nomination stage and initiating IND-enabling studies in 2022.

In addition to advancing this second target, we continue to evaluate other DDR drug targets internally. We will continue to invest in our capacity to identify novel DDR targets and advance additional drug development programs.

Competition

While we believe that our technology, drug development expertise and deep understanding of DDR biology provide us with certain competitive advantages, we face competition from many pharmaceutical and biotechnology companies, as well as academic institutions that are involved in the discovery, development, and commercialization of oncology therapeutics. To our knowledge, we are the only company with a drug candidate in clinical development targeting RAD51-mediated HR, and we believe that we could potentially have the first approval of a DDR targeting therapy in hematologic malignancies.

Many other companies are advancing oncology therapeutics that target DNA repair, including AbbVie, Artios Pharma, AstraZeneca, BeiGene, Breakpoint Therapeutics, Bristol Myers Squibb, Clovis Oncology, EMD Serono, Foghorn Therapeutics, Genentech, GlaxoSmithKline, IDEAYA Biosciences, Merck & Co, Pfizer, Repare

Therapeutics and Tango Therapeutics. In addition, academic and other non-profit organizations have early-stage ongoing drug discovery efforts that target DNA repair, such as Cancer Research UK, University of Chicago, and Dana Farber Cancer Institute. In addition, to gain market acceptance for our drug candidates, if they are approved for commercial sale, we will face competition from numerous companies that are developing novel cancer therapeutics using a variety of modalities other than targeting DNA repair.

Our success will be based upon our ability to advance CYT-0851 and our portfolio of DDR drug candidates through clinical development to regulatory approval and successful commercialization. We believe our therapeutics have the potential to be more tolerable and more effective than competing products in our target indications both as a monotherapy and in combination with standard-of-care chemotherapy. Our competitive position will also depend on our ability to attract and retain qualified personnel relative to peer companies and in light of the highly competitive market for talent in the biopharmaceutical industry, to obtain and maintain patent protection or otherwise to develop proprietary products and protect and enforce our intellectual property, and to secure sufficient capital to support our research and development efforts in a way that allows us achieve our preclinical and clinical development goals relative to our competitors.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, or are less expensive than our drug candidates. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual property

We strive to obtain, maintain, protect, enforce and enhance the proprietary technology, inventions and improvements that we believe are commercially important to the development of our business, including by seeking, maintaining, enforcing and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, and continuing technological innovation to develop, strengthen and maintain our proprietary position in our field.

Our future commercial success depends, in part, on our ability to: obtain and maintain patent and other intellectual property and proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our intellectual property and proprietary rights, in particular our patents rights; preserve the confidentiality of our trade secrets; operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other intellectual property and proprietary rights of third parties; and prevent others from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property or proprietary rights that cover these activities.

As of March 23, 2021, we owned two issued U.S. patents, six pending U.S. non-provisional patent applications, one pending U.S. provisional patent application, 28 pending foreign patent applications, and four pending Patent Cooperation Treaty, or PCT, applications, as detailed in the table below.

Related To	Type of IP protection	Application / Patent No.	Jurisdiction	Status	Expiration Date

Early analogs of CYT-0851	Composition of matter	2018301381	Australia	Pending	7/11/2038 (expected)

Early analogs of CYT-0851	Composition of matter	3069003	Canada	Pending	7/11/2038 (expected)

Early analogs of CYT-0851	Composition of matter	201880058652.7	China	Pending	7/11/2038 (expected)

Early analogs of CYT-0851	Composition of matter	18746518.2	EPO	Pending	7/11/2038 (expected)

Early analogs of CYT-0851	Composition of matter	2020-523682	Japan	Pending	7/11/2038 (expected)

Early analogs of CYT-0851	Composition of matter	MX/A/2020/000367	Mexico	Pending	7/11/2038 (expected)

Early analogs of CYT-0851	Composition of matter	16/623,850	United States	Pending	7/11/2038 (expected)

CYT-0851	Composition of matter	20180102580	Argentina	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	107131953	Taiwan	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	10,590,122	United States	Issued	9/11/2038

CYT-0851	Composition of matter	10,336,746	United States	Issued	9/11/2038

CYT-0851	Use	16/734,566	United States	Allowed	9/11/2038 (expected)

CYT-0851	Composition of matter	2018328818	Australia	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	BR112020004828-3	Brazil	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	3075062	Canada	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	201880072664.5	China	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	18782257.2	EPO	Allowed	9/11/2038 (expected)

CYT-0851	Composition of matter	62020015272.1	Hong Kong	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	273156	Israel	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	202027013549	India	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	2020-514206	Japan	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	10-2020-7010585	South Korea	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	MX/a/2020/002745	Mexico	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	762501	New Zealand	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	1-2020-550079	Philippines	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	2020113064	Russia	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	11202002069W	Singapore	Pending	9/11/2038 (expected)

CYT-0851	Composition of matter	2020/01436	South Africa	Pending	9/11/2038 (expected)

CYT-1853	Composition of matter	109108203	Taiwan	Pending	3/12/2040 (expected)

CYT-1853	Composition of matter	16/816,393	United States	Pending	3/12/2040 (expected)

CYT-1853	Composition of matter	PCT/US2020/022293	PCT	Pending	3/12/2040 (expected)

CYT-0851	Use	109110065	Taiwan	Pending	3/25/2040 (expected)

CYT-0851	Use	16/829,099	United States	Pending	3/25/2040 (expected)

CYT-0851	Use	PCT/US2020/024601	PCT	Pending	3/25/2040 (expected)

CYT-0851	Use	109121113	Taiwan	Pending	6/22/2040 (expected)

CYT-0851	Use	16/907,430	United States	Pending	6/22/2040 (expected)

CYT-0851	Use	PCT/US2020/038895	PCT	Pending	6/22/2040 (expected)

Related To	Type of IP protection	Application / Patent No.	Jurisdiction	Status	Expiration Date

CYT-0851	Use	110107561	Taiwan	Pending	3/3/2041 (expected)

CYT-0851	Use	17/191,220	United States	Pending	3/3/2041 (expected)

CYT-0851	Use	PCT/US2021/020661	PCT	Pending	3/3/2041 (expected)

CYT-0851	Use	63/066,921	United States	Pending	8/18/2041 (expected)

A subset of our patent portfolio relates to CYT-0851, and includes patents and patent applications directed to CYT-0851 and certain methods of use. As of March 23, 2021, we owned two issued U.S. patents, four pending

U.S. non-provisional patent applications, one pending U.S. provisional patent application, 21 pending foreign patent applications, and three pending PCT applications related to CYT-0851. As of March 23, 2021, we owned one pending U.S. non-provisional patent application, one pending foreign patent application and one pending PCT application related to CYT-1853. We do not currently own or in-license any issued patents related to CYT-1853. The foregoing patents and patent applications will, if issued, have statutory expiration dates between 2038 and 2041, excluding any patent term adjustments or patent term extensions that may be available.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file patent applications, including the U.S., the patent term is 20 years from the earliest date of filing a non-provisional patent application. In addition, in the U.S., in certain instances, a patent term can be extended by a patent term adjustment to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, review period in issuing the patent and/or by patent term extension to account for a portion of the term effectively lost as a result of the FDA regulatory review period, and a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our drug candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our owned and licensed pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our owned or licensed patents or whether such claims, if issued, will cover our drug candidates, provide sufficient protection from competitors or otherwise provide any competitive advantage. Any issued patents that we may receive or in-license in the future may be challenged, invalidated, narrowed, held unenforceable, infringed or circumvented. In addition, because of the extensive time required for clinical development and regulatory review of a drug candidate we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide.

We cannot be certain of the priority of inventions covered by our owned or licensed patents and pending patent applications, in part because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and patent application filings. Accordingly, we may not have been the first to invent the subject matter disclosed in some of our patents and patent applications or the first to file patent applications covering such subject matter.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with any collaborators, scientific advisors, employees and consultants and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with consultants, scientific advisors and collaborators who are involved in the creation of our technology. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, grant us ownership of technologies that are developed through our relationship with the counterparty. However, these agreements may not provide meaningful protection, and we cannot guarantee that we have executed such agreements with all applicable counterparties. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

See “Risk Factors—Risks Related to our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Manufacturing

We currently rely and expect to continue relying on contract development and manufacturing organizations, or CDMOs, to manufacture our drug substances and drug products for preclinical and clinical testing and for future commercial manufacturing of our products. We require the CDMOs manufacturing our drug substances and drug products for clinical testing to comply with current good manufacturing practices, or cGMP, requirements. We have assembled a team of experienced employees and consultants to provide the required technical, quality, and regulatory oversight over our CDMOs. The development of our analytical methods to control and analyze our products is maintain at a phase appropriate level corresponding to the clinical development.

Our drug substances are small molecules and our CDMOs manufacture them by synthetic processes from available starting materials. We expect to continue the development of the manufacturing processes of our drug substances at CDMOs and to produce them in a cost-effective manner and meeting all regulatory requirements.

Commercialization

We currently employ no staff dedicated to commercialization activities. If we receive regulatory approval for CYT-0851, we anticipate building an internal staff to undertake commercial activities in the United States such as reimbursement, marketing, and sales, as well as medical affairs and pharmacovigilance. For our first approved product, we may partner with one or more biopharmaceutical companies to access commercialization capabilities for support in the United States and for all activities in ex-U.S. global markets where we receive regulatory approvals. If we have multiple approved products over time, we anticipate internalizing all commercial activities for the United States and potentially other major markets.

Government regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our drug candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, where we are initially focusing our drug development, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, as amended, its implementing regulations and other laws. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before our drug candidates are approved as drugs for therapeutic indications and may be marketed in the United States generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

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completion of the manufacture, under current good manufacturing practices, or cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

•	approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of a new drug application, or NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA, to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potentially, satisfactory completion of FDA audit of the clinical trial sites that generated the data in support of the NDA;

•	payment of user fees for FDA review of the NDA; and

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical studies and clinical trials for drugs

Before testing any drug in humans, the drug candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until the deficiencies articulated by FDA are corrected.

The clinical stage of development involves the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend to the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as a lack of observed efficacy. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. For example, information about clinical trials, including results for clinical trials other than Phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism, distribution, and excretion of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. It is common to combine Phase 1 and Phase 2 studies in oncology drug development.

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Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of NDA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. marketing approval for drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA package requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA must approve an NDA before a drug may be marketed in the United States.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, if it believes that a risk evaluation and mitigation strategy is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited development and review programs for drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients more quickly than standard FDA review timelines typically permit.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the agency may review portions of the marketing application before the sponsor submits the complete application. In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review, once an NDA is submitted, if the drug that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review. Products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated Approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or an indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, as a condition for Accelerated Approval, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

Pediatric information and pediatric exclusivity

The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, as amended, certain NDAs and NDA supplements must contain data that can be used to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing marketing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

U.S. post-approval requirements for drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the generation of additional data or the conduct of additional preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Patent term restoration and extension

Depending upon the timing, duration and specifics of FDA approval of our drug candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension, or PTE, under the Hatch-Waxman Amendments. As compensation for patent term lost during product development and the FDA regulatory review process, the Hatch-Waxman Amendments permit a patent restoration term, which is limited to a maximum of five years, or less if the extended patent term would exceed 14 years after the date of the regulatory approval of the product. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA, less any time the sponsor did not act with due diligence during the period and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved drug or drug product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, we may intend to apply for restoration of a patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA. However, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. There can be no assurance that we will benefit from any PTE or favorable adjustment to the term of any of our patents. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Marketing exclusivity

Market exclusivity provisions authorized under the FD&C Act can delay the submission or the approval of certain marketing applications. The FD&C Act provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FD&C Act alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

In addition, pediatric exclusivity and orphan drug exclusivity, as described above, may offer a six-month or seven-year period of exclusivity, respectively, except in certain circumstances.

Regulation of companion diagnostics

Companion diagnostics are diagnostic tests designed to identify patients who may be most likely to benefit from a particular therapeutic product, identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product, or monitor response to treatment with a particular therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

Companion diagnostics are regulated as medical devices by the FDA. In the United States, the FD&C Act, and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification, or 510(k), and approval of a premarket approval application, or PMA.

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a pre-amendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the subject device is comparable to the predicate device with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device, the subject device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer.

A PMA must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the quality system regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. The FDA’s review of an initial PMA is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Once cleared or approved, the companion diagnostic device must adhere to post-marketing requirements including the requirements of the FDA’s QSR, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug makers, companion diagnostic makers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities.

Other regulatory matters

Manufacturing, sales, promotion and other activities of drug candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other healthcare laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

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The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

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The federal civil monetary penalties laws impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary, if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The Physician Payments Sunshine Act, which imposes annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners.

•	Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

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Analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant federal government compliance guidance; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers; restrict marketing practices or require disclosure of marketing expenditures and pricing information. State and foreign laws may govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and reimbursement by third-party payors

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a drug candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, the Medicare and Medicaid programs are increasingly used as models for how private and other governmental payors develop their coverage and reimbursement policies for drugs. No uniform policy of coverage and reimbursement for drug products exists, however, among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, which will require additional expenditure above and beyond the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, drug candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Current and future healthcare reform legislation

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. For example, various portions of the Affordable Care Act are currently facing legal and constitutional challenges in the Fifth Circuit Court of Appeals and the United States Supreme Court. Additionally, the current administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices, and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the Affordable Care Act. It is unclear whether the Affordable Care Act will be overturned, repealed, replaced, or further amended. We cannot predict what effect further changes to the Affordable Care Act would have on our business.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with a temporary suspension from May 1, 2020 through December 31, 2020, unless additional Congressional action is taken. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, including bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Although a number of these measures may require additional authorization to become effective, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

On July 24, 2020, President Trump announced a number of executive orders related to prescription drug pricing that attempt to implement several of the Administration’s proposals, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directs HHS to finalize the Canadian drug importation proposed rule previously issued by HHS and makes other changes allowing for personal importation of drugs from Canada; and one that directs HHS to finalize the rulemaking process on modifying the anti-kickback law safe harbors for plans, pharmacies, and pharmaceutical benefit managers after HHS confirms that the action is not projected to increase federal spending, Medicare beneficiary premiums, or patients’ total out-of-pocket costs. The probability of success of these newly announced policies and their impact on the U.S. prescription drug marketplace is unknown. There are likely to be political and legal challenges associated with implementing these reforms as they are currently envisioned.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government regulation of drugs outside of the United States

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Facilities

Our corporate headquarters is located at 128 Spring St, Building A, Suite 510, Lexington, MA 02421, where we lease and occupy approximately 14,636 square feet of office and laboratory space. The current term of our 128 Spring St. lease expires in 2023. We expect to execute an amendment to our lease in the near term that will increase our office and laboratory space to approximately 20,167 square feet and extend our lease term to 2025.

To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Employees

As of May 15, 2021, we had 31 full-time employees. Sixteen of our employees have M.D. or Ph.D. degrees. Within our workforce, 21 employees are engaged in research and development and 10 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

Our executive officers and directors, and their ages and positions as of May 15, 2021, are as set forth below:

Name	Age	Position(s)

Executive Officers

Markus Renschler, M.D.	60	President, Chief Executive Officer, Director

Andrew Gengos	56	Chief Business Officer

Paul Secrist, Ph.D.	55	Chief Scientific Officer

David Gaiero	43	Vice President, Finance

Non-Employee Directors

Racquel Bracken	38	Director

Jean George, M.B.A	63	Director

Karen Hong, Ph.D.	49	Director

Susan Molineaux, Ph.D.	67	Director

Janwillem Naesens, M.Sc., M.B.A	38	Director

Timothy Romberger	49	Director

Joseph S. Zakrzewski	58	Director

Executive officers

Markus Renschler, M.D. has served as a member of our board of directors since May 2016, and as President & Chief Executive Officer since January 2018. Previously, Dr. Renschler was an executive at Celgene from 2008 to 2017, serving as Senior VP and Chief Medical Officer of Celgene Cellular Therapeutics, Senior VP and Global Head of Hematology Oncology Medical Affairs, VP of Business Development and VP of Clinical Research & Development. Prior to that, from 2007 to 2008, Dr. Renschler was VP of Clinical Development at Pharmion Corporation. Prior to that from 1996 to 2007, Dr. Renschler served in different clinical development roles at Pharmacyclics, last as Senior VP, Oncology Clinical Development. Dr. Renschler has over 25 years’ experience in building successful biopharmaceutical companies and in cancer research from basic laboratory research to drug approval and drug launches. Dr. Renschler had responsibility for successful global registrations and launches in breast cancer, non-small cell lung cancer and pancreatic cancer as well as the medical strategy for drug launches in hematologic malignancies and solid tumors for drugs such as REVLIMID® (lenalidomide), POMALYST® (pomalidomide), ABRAXANE® (nab-paclitaxel), and VIDAZA® (azacytidine). Dr. Renschler was a post-doctoral fellow with Dr. Ronald Levy at Stanford University. Dr. Renschler is a board-certified medical oncologist with an MD from Stanford University and BA from Princeton University. Dr. Renschler was an Adjunct Clinical Associate Professor of Medicine (Oncology) at Stanford University until 2015, where he was teaching and treating patients in the lymphoma program. Over his career, Dr. Renschler has authored or co-authored over 40 scientific papers and has been named as an inventor on numerous issued and pending patents. We believe Dr. Renschler is qualified to serve on our board of directors due to his extensive experience in the biotechnology industry, cancer drug discovery and development, corporate governance, business development and executive leadership.

Andrew Gengos has served as our Chief Business Officer since February 2020. Prior to joining Cyteir, Mr. Gengos served as Chief Business Officer and Chief Financial Officer of AOBiome Therapeutics from January 2019 to December 2019. Prior to that, from October 2017 to December 2018, Mr. Gengos served as Chief Operating Officer and Head of Corporate Development at Synlogic Inc. Before joining Synlogic, Mr. Gengos served as Chief Executive Officer, President, and Director of ImmunoCellular Therapeutics from December 2012 to December 2016. Prior to that, Mr. Gengos served as Vice President of Strategy and Corporate Development at Amgen from 2002 to 2010. Prior to Amgen, Mr. Gengos was Senior Engagement Manager at McKinsey & Company from 1991 to 1998, focusing in their healthcare practice. Mr. Gengos received his B.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the UCLA Anderson School of Management.

Paul Secrist, Ph.D. has served as our Chief Scientific Officer since June 2020. Prior to joining Cyteir, Dr. Secrist was the Senior Vice President of Discovery Research at Lifemine Therapeutics from January 2018 until June 2020. Prior to that, Dr. Secrist served as Sr. Principal Scientist and Director at AstraZeneca Pharmaceuticals from September 2011 to December 2017. Prior to that, Dr. Secrist has served in various scientific leadership roles at drug discovery and development companies including OSI Pharmaceuticals, Aton Pharma, and Merck & Company since beginning his pharmaceutical and biotechnology career in 1996. In these organizations, Dr. Secrist led multiple preclinical drug discovery, drug development and translational biology programs, focusing primarily in oncology. Dr. Secrist received a bachelor’s degree in Biology from Wartburg College and a Ph.D. in Pharmacology from Mayo Graduate School. He received his post-doctoral training at National Jewish Hospital in Denver, CO.

David Gaiero has served as our Vice President of Finance since December 2020. Prior to joining Cyteir, Mr. Gaiero served in various roles at Wave Life Sciences from 2017 to 2020, most recently serving as Interim Chief Financial Officer and prior to that, serving as Vice President and Corporate Controller. Prior to joining Wave, from 2015 to 2017, Mr. Gaiero served as Vice President and Corporate Controller of OvaScience, Inc. Prior to that, Mr. Gaiero held various positions of increasing responsibility and scope in finance and accounting at iRobot Corporation. Mr. Gaiero began his career in public accounting at PricewaterhouseCoopers LLP. Mr. Gaiero received a B.B.A. in Accounting from the University of Massachusetts, Amherst, and is a Certified Public Accountant in Massachusetts.

Non-employee directors

Racquel Bracken has served as a member of our board of directors since 2018. Ms. Bracken currently serves as a Partner at Venrock, where she has worked since May 2016, and focuses on pharmaceutical and biotech investments. Prior to Venrock, Ms. Bracken was a founding early employee of Clovis Oncology, a biopharmaceutical company focused on acquiring, developing and commercializing targeted small molecule therapies in combination with companion diagnostics. Earlier in her career, Ms. Bracken was on the investment team at Domain Associates, where she focused on early-stage healthcare investing. Prior to joining Domain, Ms. Bracken was a consultant at Easton Associates, a management consultancy dedicated to the medical industry. Ms. Bracken is also a co-founder and member of the board of directors of Federation Bio, where she has served since January 2019, and Prothelia Therapeutics, where she has served since May 2020. Ms. Bracken received an A.B. in molecular and cellular biology from Harvard University and is a member of the Kaufman Fellows. We believe Ms. Bracken is qualified to serve on our board of directors due to her knowledge and experience in the venture capital and biopharmaceutical industries.

Jean George, M.B.A. has served as a member of our board of directors since 2018. Ms. George is currently a General Partner of Lightstone Ventures, where she focuses on biopharmaceutical and medical device investments, which position she has held since April 2013. Ms. George is also a General Partner of Advanced Technology Ventures, which position she has held since February 2002. Ms. George has been featured on the Forbes Midas List and was previously a member of the Scientific Advisory Board for the Massachusetts Life Sciences Center. Ms. George has been in the biopharmaceutical industry for over 20 years, including 10 years with Genzyme Corporation, where she held a variety of operation roles in marketing, product development, and business development, including Vice President of Global Sales and Marketing. Ms. George was also Vice President and Founder of Genzyme’s Tissue Repair Division. Ms. George currently serves on the board of directors of Calithera Biosciences, Inc. since 2010, Gemini Therapeutics since 2016, and a number of private companies. Ms. George previously served on the board of directors of Acceleron Pharma, Inc. from 2005 to April 2020, Zeltiq Aesthetics from October 2013 to June 2015 and Catabasis Pharmaceuticals, Inc. from 2010 to June 2019. Ms. George received a B.S. in Biology from the University of Maine and an M.B.A. from Simmons College Graduate School of Management. We believe Ms. George is qualified to serve on our board of directors due to her knowledge and experience in the venture capital and biopharmaceutical industries.

Karen Hong, Ph.D. has served as a member of our board of directors since October 2019. Since April 2019, Dr. Hong has been employed as a partner at Novo Ventures (US), Inc., which provides consulting services to Novo Holdings A/S, an investment firm focused on life sciences and finance. Prior to Novo, Dr. Hong was a Partner at Takeda Ventures, Inc from May 2017 to April 2019, and, before that, held roles including Associate, Principal and Partner at ProQuest Investments from June 2001 to March 2016. Prior to joining ProQuest, Dr. Hong led numerous research projects in the area of mammalian cancer genetics and genomics in the laboratory of Dr. Eric Lander at the Whitehead Institute for Biomedical Research. Dr. Hong served on the board of Agile Therapeutics from May 2006 to July 2016. Dr. Hong has also served on the board of directors of Obsidian Therapeutics, Palleon Pharmaceuticals and Clarus Therapeutics. In addition, she was an observer on the board of directors of BioRexis Pharmaceutical Corp., Gloucester Pharmaceuticals and LEAD Therapeutics, among others. Dr. Hong received a B.A. in Molecular Biology and B.S. in Chemistry from the University of California at Berkeley, where she graduated with honors and as a member of Phi Beta Kappa, and a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology. We believe Dr. Hong is qualified to serve on our board of directors due to her substantial experience in life science investing and biomedical research as well as her experience serving on the board of directors of multiple public and private biopharmaceutical companies.

Susan Molineaux, Ph.D. has served as a member of our board of directors since 2020. Dr. Molineaux has also served as a member of the board of directors of Theravance Biopharma Inc. since 2015 and Geron Corporation since 2012. Dr. Molineaux also has been Chief Executive Officer, President and a member of the board of directors of Calithera Biosciences, Inc., a biotechnology company developing oncology therapeutics, since co-founding the company in June 2010. Prior to starting Calithera, Dr. Molineaux was a co-founder of Proteolix and served as Chief Scientific Officer for two years before becoming Proteolix’s President and Chief Executive Officer. Proteolix was acquired by Onyx Pharmaceuticals in November 2009. Prior to co-founding Proteolix, Dr. Molineaux was Vice President of Biology at Rigel Pharmaceuticals from 2000 to 2003. Before that, she was Vice President of Biology at Praelux, and from 1994 to 1999, Dr. Molineaux served as Vice President of Drug Development at Praecis Pharmaceuticals. From 1989 to 1994, Dr. Molineaux was a scientist in the immunology group at Merck. Dr. Molineaux received a B.S. in Biology from Smith College and a Ph.D. in Molecular Biology from Johns Hopkins University. Dr. Molineaux completed a postdoctoral fellowship at Columbia University. We believe Dr. Molineaux is qualified to serve on our board of directors due to her extensive experience as an executive officer at biopharmaceutical companies, as well as her scientific background.

Janwillem Naesens, M.Sc., M.B.A. has served as a member of our board of directors since 2019. Mr. Naesens currently serves as Managing Director of Droia Ventures, a specialist investor in early-stage drug development companies, which position he has held since September 2013. Prior to joining Droia in 2013, Mr. Naesens was an

Investment Manager at Waterland Private Equity, a European investment group providing growth capital to small and mid-sized companies. Mr. Naesens started his career at McKinsey & Company in New York, working as a strategy consultant in life sciences and finance. Mr. Naesens currently serves on the board of directors of Frontier Medicines, Ambagon Therapeutics, Ananke Therapeutics, Highlight Therapeutics, Octimet Oncology and Black Belt Therapeutics. Mr. Naesens is also a board observer at PACT Pharmaceuticals and Accent Therapeutics, and was formerly a board member of Tusk Therapeutics. Mr. Naesens holds a M.Sc. in Engineering from the University of Leuven and an M.B.A. from INSEAD, Fontainebleau. We believe Mr. Naesens is qualified to serve on our board of directors due to his knowledge and experience in the venture capital and oncology drug development industries.

Timothy Romberger our co-founder, has served as a member of our board of directors since 2015. Mr. Romberger served as our acting Chief Executive and Head of Business Development from 2012 to the fall of 2015. Mr. Romberger played an instrumental role in the engagement of Celgene as an early strategic partner and the closing of both the Series A and Series B investment rounds. Mr. Romberger is currently Managing Director of TRC Advisory, LLC, a business strategy consulting firm that he founded in July 2014. Before founding Cyteir and TRC, Mr. Romberger served as Managing Director at Marakon Associates, a global strategy consultancy. Mr. Romberger is an experienced business strategist and entrepreneur with more than 25 years of experience advising CEOs and their leadership teams in the areas of strategy, commercial effectiveness and organizational development. Mr. Romberger holds a degree in Economics and Corporate Finance from the University of Pennsylvania—Wharton School of Business. We believe Mr. Romberger is qualified to serve on our board of directors due to his expertise and experience as our co-founder and his extensive experience as a business strategist.

Joseph S. Zakrzewski has served as a member of our board of directors since 2018 and chairman since 2020. Mr. Zakrzewski has also served as a member of the board of directors of Amarin Corporation since 2010, Acceleron Pharma Inc. since 2011 and Sangamo Therapeutics, Inc. since June 2017. Mr. Zakrzewski also served as chairman of the board of directors of Onxeo S.A. from 2015 to 2019. From 2008 through 2017, Mr. Zakrzewski served as a member of the board of directors of Insulet Corporation. From 2010 through 2013, Mr. Zakrzewski served as Chairman and Chief Executive Officer of Amarin. From 2007 to 2010, Mr. Zakrzewski served as President and Chief Executive Officer of Xcellerex. From 2005 to 2007, Mr. Zakrzewski served as the Chief Operating Officer of Reliant Pharmaceuticals. From 1988 to 2004, Mr. Zakrzewski held various executive positions at Eli Lilly & Company in the areas of R&D, manufacturing, finance and business development. In addition, Mr. Zakrzewski served as a Venture Partner with OrbiMed in 2010 and 2011. He also currently serves and has previously served on the board of directors of a number of privately held companies. Mr. Zakrzewski received a BS in Chemical Engineering and an MS in Biochemical Engineering from Drexel University as well as an MBA in Finance from Indiana University. We believe that Mr. Zakrzewski’s substantial experience as an executive officer of other pharmaceutical companies, as well as Mr. Zakrzewski’s service on boards of directors of other pharmaceutical companies qualify him to serve as a member of our Board of Directors.

Board composition and election of directors

Classified board of directors

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:

The Class I directors will be Karen Hong, Ph.D. and Janwillem Naesens, and their terms will expire at our first annual meeting of stockholders following this offering.

The Class II directors will be Racquel Bracken, Jean George and Timothy Romberger, and their terms will expire at our second annual meeting of stockholders following this offering.

The Class III directors will be Susan Molineaux, Ph.D., Markus Renschler, M.D. and Joseph Zakrzewski, and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and Our By-laws” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective immediately prior to the closing of this offering.

Director independence

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the Nasdaq Stock Market rules of the require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the Nasdaq Stock Market, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under Nasdaq Stock Market rules and the Exchange Act rules.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Dr. Renschler, is an “independent director” as defined under applicable rules of the Nasdaq Stock Market. In addition, Mr. Romberger satisfies the independence criteria set forth in Rule 10A-3 under the Exchange Act, and all members of our compensation committee satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Renschler is not an independent director under these rules because he is our President and Chief Executive Officer.

Board committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a science and technology committee, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The board of directors may also establish other committees from time to time to assist us and the board of directors in their duties. Upon the effectiveness of the registration statement of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market and the Exchange Act. Upon our listing on the Nasdaq Stock Market, the audit committee’s, compensation committee’s and nominating and corporate governance committee’s charters will be available on the corporate governance section of our website at www.cyteir.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Audit committee

The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•

overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm, and pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, including earnings releases;

•	reviewing and discussing with management and our independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations;

•

coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints and legal and regulatory matters;

•	discussing our risk management policies with management;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving any related person transactions;

•	overseeing our guidelines and policies governing risk assessment and risk management;

•	overseeing the integrity of our information technology systems, process and data;

•	preparing the audit committee report required by SEC rules;

•	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

•	performing, at least annually, an evaluation of the performance of the audit committee.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are Karen Hong, Ph.D., Janwillem Naesens and Timothy Romberger. Timothy Romberger chairs the audit committee. Our board of directors has determined that each member of our audit committee has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has also determined that Janwillem Naesens and Timothy Romberger are “audit committee financial experts,” as defined under Item 407 of Regulation S-K. We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under the rules of the Nasdaq Stock Market and SEC rules and regulations for companies completing their initial public offering.

Compensation committee

Our compensation committee’s responsibilities upon completion of this offering will include:

•	assisting our board of directors in developing and reviewing potential candidates for executive positions;

•	reviewing our overall compensation strategy, including base salary, incentive compensation and equity-based grants;

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and our other executive officers;

•	recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	overseeing and administering our cash and equity incentive plans;

•

reviewing, considering and selecting, to the extent determined to be advisable, a peer group of appropriate companies for purposing of benchmarking and analysis of compensation for our executive officers and directors;

•	reviewing and approving all employment contract and other compensation, severance and change-in- control arrangements for our executive officers;

•	recommending to our board of directors any stock ownership guidelines for our executive officers and non-employee directors;

•	retaining, appointing or obtaining advice of a compensation consultant, legal counsel or other advisor, and determining the compensation and independence of such consultant or advisor;

•	preparing, if required, the compensation committee report on executive compensation for inclusion in our annual proxy statement in accordance with the proxy rules;

•	monitoring our compliance with the requirements of Sarbanes-Oxley relating to loans to directors and officers;

•	overseeing our compliance with applicable SEC rules regarding shareholder approval of certain executive compensation matters;

•	reviewing the risks associated with our compensation policies and practices;

•	reviewing and assessing, at least annually, the adequacy of the compensation committee’s charter; and

•	performing, on an annual basis, an evaluation of the performance of the compensation committee.

The members of our compensation committee are Racquel Bracken, Jean George and Joseph Zakrzewski. Racquel Bracken chairs the compensation committee. Prior to establishing a compensation committee, our board of directors made decisions relating to the compensation of our executive officers.

Nominating and governance committee

Our nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	identifying individuals qualified to become members of our board of directors consistent with criteria approved by the board and receiving nominations for such qualified individuals;

•	recommending to our board of directors the persons to be nominated for election as directors and to each committee of the board;

•	establishing a policy under which our shareholders may recommend a candidate to the nominating and corporate governance committee for consideration for nomination as a director;

•	reviewing and recommending committee slates on an annual basis;

•	recommending to our board of directors qualified candidates to fill vacancies on our board of directors;

•	developing and recommending to our board of directors a set of corporate governance principals applicable to us and reviewing the principles on at least an annual basis;

•	reviewing and making recommendations to our board with respect to our board leadership structure and board committee structure;

•	reviewing, in concert with our board of directors, our policies with respect to significant issues of corporate public responsibility;

•	making recommendations to our board of directors processes for annual evaluations of the performance of our board of directors, our chief executive officer and committees of our board of directors;

•

overseeing the process for annual evaluations of our board of directors, chief executive officer and committees of our board of directors and certifying that performance of our chief executive officer and other members of executive management is being properly evaluated;

•	considering and reporting to our board of directors any questions of possible conflicts of interest of members of our board of directors;

•	providing new director orientation and continuing education for existing directors on a periodic basis;

•	overseeing the maintenance and presentation to our board of directors of management’s plans for succession to senior management positions in the Company;

•	reviewing and assessing, at least annually, the adequacy of the nominating and corporate governance committee’s charter; and

•	performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee.

The members of our nominating and corporate governance committee are Jean George, Susan Molineaux, Ph.D. and Joseph Zakrzewski. Jean George chairs the nominating and corporate governance committee. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence standards of the applicable rules of the Nasdaq Stock Market.

Science and technology committee

Our science and technology committee’s responsibilities upon completion of this offering will include:

•	serving as a resource and providing feedback to us and the board of directors concerning any aspects of our research and development strategy and execution;

•

reviewing, evaluating, and advising the board of directors and management regarding the long-term research and development strategic goals and objectives, and the direction of our research and development programs;

•

reviewing matters relating to scientific capabilities and programs, reporting to the board of directors regarding such review in order to help facilitate the board of directors’ oversight of our research and development activities;

•	regularly reviewing our research and development pipeline;

•	reviewing and assessing our intellectual property portfolio and strategy;

•	annually performing, or participating in, an evaluation of the performance of the science and technology committee, the results of which shall be presented to the board of directors;

•	reviewing and reassessing the adequacy of the science and technology committee’s charter and submitting any changes to the board of directors for approval on an annual basis; and

•	reviewing such other topics as delegated to the science and technology committee from time to time by the board of directors.

The members of our science and technology committee are Karen Hong, Ph.D., Susan Molineaux, Ph.D. and Janwillem Naesens. Susan Molineaux, Ph.D. chairs the science and technology committee.

Our board of directors may establish other committees from time to time.

Role of the board in risk oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of business conduct and ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the code will be posted on the investor section of our website. In addition, we intend to post on our website all disclosures that are required by law or listing rules concerning any amendments to, or waivers from, any provision of the code.

Executive and director compensation

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation awarded to, earned by or paid to our principal executive officer and our next two most highly compensated executive officers listed below in respect of their service to us for the fiscal year ended December 31, 2020. We refer to these individuals as our named executive officers. Our named executive officers are:

•	Markus Renschler, M.D., our President and Chief Executive Officer;
•	Andrew Gengos, our Chief Business Officer; and
•	Paul Secrist, Ph.D., our Chief Scientific Officer.

The compensation committee of our board of directors is responsible for determining the compensation of our executive officers. Our Chief Executive Officer made recommendations to the compensation committee about the compensation of his direct reports, including Mr. Gengos and Dr. Secrist, in respect of fiscal year 2020.

Summary compensation table

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2020:

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	Nonequity incentive plan compensation ($)(3)	Total ($)
Markus Renschler, M.D.	2020	450,000	—	106,116	180,000	736,116
President and Chief Executive Officer
Andrew Gengos(4)	2020	299,674	25,000	246,205	111,832	682,711
Chief Business Officer
Paul Secrist, Ph.D.(5)	2020	172,769	25,000	248,104	67,456	513,329
Chief Scientific Officer

(1)	The amounts reported in this column reflect a $25,000 signing bonus paid to each of Mr. Gengos and Dr. Secrist in connection with the commencement of his employment with us.

(2)	The amounts reported in this column represent the aggregate grant date fair value of stock options granted to each of our named executive officers during fiscal 2020 determined in accordance with ASC Topic 718. The underlying valuation assumptions for these stock option awards are discussed in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(3)	The amounts reported in this column represent annual bonuses earned by our named executive officers in respect of fiscal 2020 based on the attainment of corporate performance goals as described below under “Annual bonuses”.

(4)	Mr. Gengos commenced employment with us on February 24, 2020.

(5)	Dr. Secrist commenced employment with us on June 15, 2020.

Narrative disclosure to summary compensation table

Annual base salary

The amended and restated employment agreement with each named executive officer, described below, establishes an annual base salary for the officer, which is subject to periodic review. In connection with this offering, Dr. Renschler’s base salary will be increased to $537,000, Mr. Gengos’s base salary will be increased to $400,000 and Dr. Secrist’s base salary will be increased to $405,000.

Annual bonuses

With respect to fiscal year 2020, each of Drs. Renschler and Secrist and Mr. Gengos was eligible to receive an annual bonus, with the target amount of such bonus for each named executive officer set forth in his employment agreement with us, described below. For fiscal year 2020, the target bonus amount, expressed as a percentage of annual base salary, for Dr. Renschler was 40% and for each of Mr. Gengos and Dr. Secrist was 35%. Annual bonuses for fiscal year 2020 for our named executive officers were based on the attainment of corporate objectives relating to building the leadership team, driving key research and development and pipeline objectives and managing cash preservation, as determined by the compensation committee. For 2020, each of Dr. Renschler, Mr. Gengos and Dr. Secrist received 100% of his target bonus, pro-rated as applicable for any partial year of service, or $180,000, $111,832 and $67,456, respectively. In connection with this offering, the target bonus amount for Dr. Renschler, Mr. Gengos and Dr. Secrist will be increased to 50% of base salary, 40% of base salary and 40% of base salary, respectively.

Agreements with our named executive officers

Drs. Renschler and Secrist and Mr. Gengos are each party to an amended and restated employment agreement with us that sets forth the terms and conditions of his respective employment. The material terms of the agreements are described below. The terms “cause,” “good reason” and “change in control” referred to below are defined in the respective named executive officer’s agreement.

Dr. Renschler.    We entered into an amended and restated employment agreement with Dr. Renschler, effective May 25, 2021. Dr. Renschler’s employment agreement, as amended, provides for an initial annual base salary of $466,000 per year, and a target bonus equal to 40% of his annual base salary. The actual amount of the bonus is payable based upon the achievement of quantitative and qualitative performance objectives established by our board of directors or the compensation committee. Dr. Renschler’s employment agreement also provides that, for so long as Dr. Renschler serves as our President and Chief Executive Officer, we will nominate him to serve as a member of our board of directors at each annual meeting of stockholders at which his then-current term expires and, if so elected, he will continue to serve on our board of directors.

Dr. Renschler’s employment agreement contains a perpetual non-disparagement covenant. Dr. Renschler is also party to a Non-Competition Agreement pursuant to which he has agreed not to compete with us during his employment and for one year following the termination of his employment other than due to a layoff or a termination by us without cause. He is also party to a Nondisclosure, Inventions and Nonsolicitation Agreement under which he has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant, and has agreed not to solicit our business partners and employees during his employment and for one year following the termination of his employment for any reason.

Mr. Gengos.    We entered into an amended and restated employment agreement with Mr. Gengos, effective May 25, 2021, that provides for an annual base salary of $388,000 per year and a target bonus equal to 35% of his annual base salary. The actual amount of the bonus is payable based on achievement of performance goals established by our board of directors or the compensation committee. The employment agreement provides that the one-time signing bonus of $25,000 paid to Mr. Gengos in connection with his commencement of employment is repayable by him if his employment is terminated by us for cause or by him without good reason, in either case before February 24, 2022.

Under his employment agreement, Mr. Gengos has agreed not to compete with us during his employment and for one year following the termination of his employment other than due to a layoff or a termination by us without cause, and not to solicit our business partners, employees and independent contractors during his employment and for one year following the termination of his employment for any reason. In addition, he has agreed to a perpetual confidentiality covenant, a perpetual non-disparagement covenant and an assignment of intellectual property covenant. Mr. Gengos is also party to a Nondisclosure, Inventions and Nonsolicitation Agreement under which he has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant, and has agreed not to solicit our business partners and employees during his employment and for one year following the termination of his employment for any reason.

Dr. Secrist.    We entered into an amended and restated employment agreement with Dr. Secrist, effective May 25, 2021, that provides for an annual base salary of $362,000 per year and a target bonus equal to 35% of his annual base salary. The actual amount of the bonus is payable based on achievement of performance goals established by our board of directors or the compensation committee. The employment agreement provides that the one-time signing bonus of $25,000 paid to Dr. Secrist in connection with his commencement of employment is repayable by him if his employment is terminated by us for cause or by him without good reason, in either case before June 15, 2022.

Under his employment agreement, Dr. Secrist has agreed not to compete with us during his employment and for one year following the termination of his employment other than due to a layoff or a termination by us without cause, and not to solicit our business partners, employees and independent contractors during his employment and for one year following the termination of his employment for any reason. In addition, he has agreed to a perpetual confidentiality covenant, a perpetual non-disparagement covenant and an assignment of intellectual property covenant. Dr. Secrist is also party to a Nondisclosure, Inventions and Nonsolicitation Agreement under which he has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant, and has agreed not to solicit our business partners and employees during his employment and for one year following the termination of his employment for any reason.

Severance upon termination of employment; change in control

Dr. Renschler.    Under his amended and restated employment agreement, if Dr. Renschler’s employment is terminated by us without cause or by him for good reason, he will be entitled to (i) continued payment of his base salary for 12 months and (ii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Dr. Renschler and his eligible dependents prior to such termination for 12 months (or, if earlier, until he ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

If Dr. Renschler’s employment is terminated by us without cause or by him for good reason, in either case, within 24 months after a change in control, in lieu of the severance benefits described above, he will be entitled to (i) an amount equal to 1.5 multiplied by the sum of his base salary and target bonus, payable over a period of 18 months, and (ii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Dr. Renschler and his eligible dependents prior to such termination for a period of 18 months (or, if earlier, until he ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

If Dr. Renschler’s employment is terminated by us without cause or by him for good reason, in either case, at any time after a change in control, in addition to the severance benefits described above, he will be entitled to (i) accelerated vesting of all outstanding stock options and other equity-based awards held by him at the time of the change in control (with any awards that are subject to performance-based vesting conditions vesting based on the greater of target or actual achievement of the applicable performance goals, as determined by our board of directors or the compensation committee, determined as if any applicable service-based vesting requirement had been met) and (ii) extended exercisability of outstanding stock options through the original term of the stock option.

Mr. Gengos.    Under his amended and restated employment agreement, if Mr. Gengos’s employment is terminated by us without cause or by him for good reason, he will be entitled to (i) continued payment of his base salary for nine months and (ii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Mr. Gengos and his eligible dependents prior to such termination for nine months (or, if earlier, until he ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

If Mr. Gengos’s employment is terminated by us without cause or by him for good reason, in either case, within 12 months following a change in control, in lieu of the severance benefits described above, Mr. Gengos will be entitled to (i) an amount equal to the sum of his base salary and target bonus, payable over a period of 12 months and (ii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Mr. Gengos and his eligible dependents prior to such termination for 12 months (or, if earlier, until he ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

If Mr. Gengos’s employment is terminated by us without cause or by him for good reason, in either case, at any time after a change in control, in addition to the severance benefits described above, he will be entitled to accelerated vesting of all outstanding stock options and other equity-based awards held by him at the time of the change in control (with any awards that are subject to performance-based vesting conditions vesting based on the greater of target or actual achievement of the applicable performance goals, as determined by our board of directors or the compensation committee, determined as if any applicable service-based vesting requirement had been met).

Dr. Secrist.    Under his amended and restated employment agreement, if Dr. Secrist’s employment is terminated by us without cause or by Dr. Secrist for good reason, he will be entitled to (i) continued payment of his base salary for a period of nine months following such termination and (ii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Dr. Secrist and his eligible dependents prior to such termination for nine months (or, if earlier, until he ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

If Dr. Secrist’s employment is terminated by us without cause or by him for good reason, in either case, within 12 months following a change in control, in lieu of the severance benefits described above, Dr. Secrist will be entitled to (i) an amount equal to the sum of his base salary and target bonus, payable over a period of 12 months and (ii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Dr. Secrist and his eligible dependents prior to such termination for 12 months (or, if earlier, until he ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

If Dr. Secrist’s employment is terminated by us without cause or by him for good reason, in either case, at any time after a change in control, in addition to the severance benefits described above, he will be entitled to accelerated vesting of all outstanding stock options and other equity-based awards held by him at the time of the change in control (with any awards that are subject to performance-based vesting conditions vesting based on the greater of target or actual achievement of the applicable performance goals, as determined by our board of directors or the compensation committee, determined as if any applicable service-based vesting requirement had been met).

Severance Subject to Conditions.    Our obligation to provide an executive with severance payments and other benefits under the executive’s employment agreement is conditioned on the executive signing a release of claims in favor of us and complying with the restrictive covenants applicable to him.

Equity compensation

Each of our named executive officers received stock option grants in fiscal year 2020 under the Cyteir Therapeutics, Inc. 2012 Stock Incentive Plan, or the 2012 Plan.

On February 25, 2020, Dr. Renschler was granted an option to purchase 121,761 shares of our common stock, which vests in 48 equal monthly installments commencing on January 1, 2020, generally subject to Dr. Renschler’s continued employment with us through the applicable vesting date.

On March 24, 2020, Mr. Gengos was granted an option to purchase 220,636 shares of our common stock, which vests as to 25% of the shares underlying the award on February 24, 2021 and as to the remaining shares underlying the award in 36 equal monthly installments thereafter, generally subject to Mr. Gengos’s continued employment with us through the applicable vesting date. On March 24, 2020, Mr. Gengos was also granted an option to purchase 55,159 shares of our common stock, which vests as to 75% of the shares underlying the award on February 24, 2023 and as to the remaining shares underlying the award in 12 equal monthly installments thereafter, generally subject to Mr. Gengos’s continued employment with us through the applicable vesting date.

On July 22, 2020, Dr. Secrist was granted an option to purchase 220,636 shares of our common stock, which vests as to 25% of the shares underlying the award on June 15, 2021 and as to the remaining shares underlying the award in 36 equal monthly installments thereafter, generally subject to Dr. Secrist’s continued employment with us through the applicable vesting date. On July 22, 2020, Dr. Secrist was also granted an option to purchase 55,159 shares of our common stock, which vests as to 75% of the shares underlying the award on June 15, 2023 and as to the remaining shares underlying the award in 12 equal monthly installments thereafter, generally subject to Dr. Secrist’s continued employment with us through the applicable vesting date.

In December 2020, our board of directors approved an amendment to all outstanding stock option award agreements to allow for early exercise of unvested stock options in exchange for shares of restricted stock subject to the same vesting schedule as the underlying stock options. Each of Dr. Renschler and Mr. Gengos elected to early exercise a portion of the stock options granted to him and, as of December 31, 2020, held 250,490 shares of restricted stock and 73,545 shares of restricted stock, respectively.

Employee and retirement benefits

We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life and AD&D, disability, vision and dental insurance. In addition, we maintain a 401(k) retirement plan for our full-time employees. The 401(k) plan also permits us to make discretionary employer contributions. We did not make any discretionary employer contributions to the 401(k) plan in 2020. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding awards at fiscal year-end table

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2020:

	Option awards					Stock awards

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($/share)	Option expiration date		Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)(1)
Markus Renschler, M.D.	—	63,417	1.19	2/24/2030	(2)	30,440	50,838
	—	106,357	1.02	12/10/2028	(3)	220,050	367,500
Andrew Gengos	—	147,091	1.19	3/23/2030	(4)	73,545	122,826
	—	55,159	1.19	3/23/2030	(5)	—	—
Paul Secrist, Ph.D.	—	220,636	1.19	7/21/2030	(6)	—	—
	—	55,159	1.19	7/21/2030	(7)	—	—

(1)	Based on the estimated market value of a share of our common stock ($1.67) as determined by our board of directors taking into account an independent valuation analysis performed in September 2020, the closest valuation date to fiscal-year end.

(2)	Represents an option to purchase 121,761 shares of our common stock granted on February 25, 2020, which vests in 48 equal monthly installments commencing on January 1, 2020, generally subject to Dr. Renschler’s continued employment with us through the applicable vesting date. Dr. Renschler early exercised 30,440 shares underlying this option and held 30,440 restricted shares of our common stock as of December 31, 2020, which restricted shares vest on the same schedule as the option award.

(3)	Represents an option to purchase 748,170 shares of our common stock granted on December 19, 2018, which vests as to 18,337 shares underlying the award per month beginning February 3, 2019, generally subject to Dr. Renschler’s continued employment with us through the applicable vesting date. Dr. Renschler early exercised 220,050 shares underlying this option and held 220,050 restricted shares of our common stock as of December 31, 2020, which restricted shares vest on the same schedule as the option award.

(4)	Represents an option to purchase 220,636 shares of our common stock granted on March 24, 2020, which vests as to 25% of the shares underlying the award on February 24, 2021 and as to the remaining shares underlying the award in 36 equal monthly installments thereafter, generally subject to Mr. Gengos’s continued employment with us through the applicable vesting date. Mr. Gengos early exercised 73,545 shares underlying this option and held 73,545 restricted shares of our common stock as of December 31, 2020, which restricted shares vest on the same schedule as the option award.

(5)	Represents an option to purchase 55,159 shares of our common stock granted on March 24, 2020, which vests as to 75% of the shares underlying the award on February 24, 2023 and as to the remaining shares underlying the award in 12 equal monthly installments thereafter, generally subject to Mr. Gengos’s continued employment with us through the applicable vesting date.

(6)	Represents an option to purchase 220,636 shares of our common stock granted on July 22, 2020, which vests as to 25% of the shares underlying the award on June 15, 2021 and as to the remaining shares underlying the award in 36 equal monthly installments thereafter, generally subject to Dr. Secrist’s continued employment with us through the applicable vesting date.

(7)	Represents an option to purchase 55,159 shares of our common stock granted on July 22, 2020, which vests as to 75% of the shares underlying the award on June 15, 2023 and as to the remaining shares underlying the award in 12 equal monthly installments thereafter, generally subject to Dr. Secrist’s continued employment with us through the applicable vesting date.

Director compensation

The following table sets forth the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2020. Dr. Renschler’s compensation for 2020 is included with that of our other named executive officers above.

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)	Total ($)
Racquel Bracken(3)	—	—	—
Jean George(3)	—	—	—
Karen Hong, Ph.D.(3)	—	—	—
Timothy Romberger(3)	—	—	—
Janwillem Naesens(3)	—	—	—
Joseph Zakrzewski	60,055	159,945	220,000
Susan Molineaux, Ph.D.(4)	1,438	54,735	56,173

(1)	Amounts represent cash fees earned in fiscal 2020, pro-rated for the director’s service during the year.

(2)	Amounts represent the aggregate grant date fair value of stock options granted to Mr. Zakrzewski and Dr. Molineaux during fiscal 2020 determined in accordance with ASC Topic 718. The underlying valuation assumptions for these stock option awards are discussed in Note 9 to our consolidated financial statements included elsewhere in this prospectus. As of December 31, 2020, Mr. Zakrzewski held 152,621 restricted shares of our common stock (received upon the early exercise of stock options held by him, as described below), and Dr. Molineaux held options to purchase 44,010 shares of our common stock.

(3)	Directors who are affiliated with our investors do not receive compensation in respect of their service as members of our board of directors.

(4)	Dr. Molineaux joined our board of directors on December 10, 2020.

Director compensation

Mr. Zakrzewski.    On June 10, 2020, in connection with his appointment as Chair of our board of directors, we entered into a letter agreement with Mr. Zakrzewski, pursuant to which he is entitled to receive an annual retainer of $80,000 effective as of May 12, 2020 and pro-rated for the 2020 calendar year to reflect service from May 12, 2020 through December 31, 2020 (prior to May 12, 2020, he was entitled to receive an annual retainer of $25,000). In addition to the June 13, 2020 equity grant described below, under the terms of his letter agreement, Mr. Zakrzewski was also entitled to receive a grant of stock options following the completion of our next private equity financing following the signing of the letter agreement led by an investor or investors who were not stockholders as of the date of the letter agreement (which has occurred) such that the shares that could be held by Mr. Zakrzewski as a result of exercise of stock options granted to him constitute 1% of our fully diluted equity as of immediately following the financing.

On March 24, 2020, Mr. Zakrzewski was granted an option to purchase 14,963 shares of our common stock, which vests in 24 equal monthly installments beginning on March 24, 2020. Pursuant to the terms of the letter agreement, on June 13, 2020, Mr. Zakrzewski was granted an option to purchase 165,330 shares of our common stock, which vests in 36 equal monthly installments beginning on May 12, 2020, subject to his continued service on our board of directors through the applicable vesting date.

If Mr. Zakrzewski is removed as a member of our board of directors other than for cause (as defined in his letter agreement), 50% of the outstanding stock options held by him will immediately vest and become exercisable. Upon the consummation of an acquisition, as defined in the 2012 Plan, all outstanding stock options held by Mr. Zakrzewski will immediately vest and become exercisable.

Following the amendment of our outstanding stock option award agreements in December 2020 to permit the early exercise of unvested stock options, Mr. Zakrzewski elected to early exercise a portion of his outstanding stock options on December 9, 2020, and, as of December 31, 2020, held 152,621 shares of restricted stock.

Dr. Molineaux.    On December 9, 2020, in connection with her appointment to our board of directors, we entered into a letter agreement with Dr. Molineaux, pursuant to which she is entitled to receive an annual retainer of $25,000. Pursuant to the terms of the letter agreement, on December 9, 2020, Dr. Molineaux was granted an option to purchase 44,010 shares of our common stock, which vests in 36 equal monthly installments beginning on the date of the grant, subject to her continued service on our board of directors through the applicable vesting date.

Director compensation policy

In connection with this offering, our board of directors adopted a non-employee director compensation policy. The following summary describes the material terms of the non-employee director compensation policy.

Under the non-employee director compensation policy, our directors, other than our employee directors, will be compensated as follows following this offering:

•	each non-employee director will receive an annual cash fee of $35,000 ($70,000 for the chair of our board of directors and $50,000 for our lead independent director, if applicable);

•	each non-employee director who is a member of the audit committee will receive an additional annual cash fee of $7,500 ($15,000 for the audit committee chair);

•	each non-employee director who is a member of our compensation committee will receive an additional annual cash fee of $7,500 ($15,000 for our compensation committee chair);

•

each non-employee director who is a member of the nominating and corporate governance committee will receive an additional annual cash fee of $4,000 ($8,000 for the nominating and corporate governance committee chair);

•	each non-employee director who is a member of the science and technology committee will receive an additional annual cash fee of $4,000 ($8,000 for the science and technology committee chair);

•

each non-employee director who is first elected or appointed to our board of directors after the completion of this offering will be granted an option to purchase 34,500 shares of our common stock; and

•

each non-employee director will annually be granted an option to purchase 17,250 shares of our common stock, pro-rated to reflect any partial year of service in the year the non-employee director is initially elected or appointed to our board of directors.

The stock options granted to our non-employee directors will have a per share exercise price equal to the closing price of a share of our common stock on the date of grant (or if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported) and will expire not later than ten years after the date of grant. The stock option granted to a non-employee director upon his or her initial election to our board of directors will vest as to one-third of the shares underlying the stock option on each of the first three anniversaries of the date of grant, subject to such director’s continued service on our board of directors. The annual stock options granted to our non-employee directors will vest as to 100% of the shares underlying the stock option on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders that follows the date of grant, subject to the director’s continued service on our board of directors. Upon a change in control (as defined in the 2021 Plan (or as such term or similar term is defined in any successor plan)), each initial stock option and each annual stock option that is then outstanding will vest in full, subject to the director’s continued service on our board of directors through such change in control.

Each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee on which he or she serves. A non-employee director may waive his or her right to compensation under the non-employee director compensation policy.

Equity and cash plans

2012 Stock Incentive Plan

In November 2012, our board of directors adopted the 2012 Plan. The 2012 Plan has been amended from time to time to, among other things, increase the aggregate number of shares of our common stock reserved for issuance under the plan, and was most recently amended in February 2021. The 2012 Plan permits the grant of stock options and other equity interests in the company, including restricted stock and restricted stock units. Subject to adjustment, the maximum number of shares that may be granted under the 2012 Plan is 6,942,406. As of May 15, 2021, 2,581,088 options were outstanding under the 2012 Plan and 2,710,193 shares remained available for future issuance. No awards may be granted under the 2012 Plan after ten years from the date the 2012 Plan was adopted by our board of directors.

This summary is not a complete description of all provisions of the 2012 Plan and is qualified in its entirety by reference to the amended and restated 2012 Plan, which is filed as an exhibit to the registration statement of which this prospectus is part.

It is anticipated that no further awards will be made under the 2012 Plan following the completion of this offering. In connection with this offering, we adopted a new omnibus equity plan under which we will grant equity-based awards in connection with and following this offering. This summary is not a complete description of all provisions of the 2012 Plan and is qualified in its entirety by reference to the 2012 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Plan administration

Our board of directors administers the 2012 Plan. Our board of directors may delegate any or all of its powers under the 2012 Plan as it may determine to one or more committees of our board of directors and, to the extent permitted by law, may delegate to one or more executive officers the power to grant awards and to exercise such other powers as our board of directors may determine. As used in this summary, the term “Administrator” refers to our board of directors and its authorized delegates, as applicable.

The Administrator has the discretionary authority to grant and amend awards, to adopt, amend and repeal rules relating to the 2012 Plan, to interpret, reconcile inconsistencies and correct the provisions of the 2012 Plan and any award and to modify and amend any award, subject to the limitations of the 2012 Plan.

Eligibility

Our employees, officers, directors, consultants and advisors, and those of our subsidiaries, are eligible to participate in the 2012 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees.

Types of awards

The 2012 Plan provides for the grant of stock options, restricted stock, restricted stock units, and other share-based awards.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under the 2012 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable and the effect of employment termination or other change in status of a participant on an award. The Administrator may at any time accelerate the vesting or exercisability of an award.

The Administrator may, without stockholder approval, amend any outstanding stock option to reduce its exercise price, and may cancel any outstanding stock option in exchange for a new stock option covering the same or a different number of shares of our common stock and having a lower exercise price than the cancelled stock option.

Transferability of awards

Except as the Administrator may otherwise determine or provide in an award, awards may not be transferred by the person to whom they are granted except by will or by the laws of descent and distribution or, in the case of a non-statutory stock option, pursuant to a qualified domestic relations order.

Effect of certain transactions

In the event of certain transactions (including the sale of the company by merger or consolidation, the sale, lease, exchange or other disposition of all or substantially all of the assets or capital stock of the company (other than in a spin-off or similar transaction) or any other acquisition of the business, as determined by our board of directors), the Administrator will, as to outstanding awards:

•

make appropriate provision for the continuation of such awards by us or the assumption of such awards by the surviving entity by substituting on an equitable basis for the shares then subject to such awards either (1) the consideration payable in connection with the transaction, (2) shares of stock of the surviving entity or (3) other consideration as the Administrator deems appropriate;

•	upon written notice, provide that the outstanding awards must be exercised, in whole or in part, within a specific number of days, at the end of which period such awards will terminate; or

•

provide that the outstanding awards will terminate in exchange for a cash payment equal to the excess of the fair market value of the vested shares subject to such awards over the exercise price, if any.

Adjustment provisions

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of shares, spin-off, or other similar change in capitalization or event, the Administrator will adjust in a manner it deems to be appropriate (i) the number and class of securities available for awards under the 2012 Plan, (ii) the number and class of securities, vesting schedule and exercise price per share of each outstanding award, (iii) the repurchase price per security subject to repurchase and (iv) the terms of each other outstanding stock-based award. Alternatively, substitute awards may be made by the Administrator.

Amendments and termination

The Administrator may amend, modify or terminate the 2012 Plan or any portion thereof at any time. In addition, the Administrator may amend any outstanding award granted pursuant to the 2012 Plan including, but not limited to, substituting another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a non-statutory stock option; provided, that, the participant’s consent to any amendment is required unless the Administrator determines that the action, taking into account any anticipated consequences, would not materially and adversely affect the participant.

2021 Equity Incentive Plan

In connection with this offering, our board of directors adopted the Cyteir Therapeutics, Inc. 2021 Equity Incentive Plan, or the 2021 Plan, and, in connection with and following this offering, all equity-based awards will be granted under the 2021 Plan. The following summary describes the material terms of the 2021 Plan. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

In connection with this offering, our board of directors intends to grant an option to purchase 17,250 shares of our common stock to each of Racquel Bracken, Jean George, Timothy Romberger and Janwillem Naesens. The option will vest as to 100% of the shares underlying the stock option on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders that follows the date of grant, subject to the director’s continued service on our board of directors. Our board of directors further intends to grant an option to purchase approximately 4,401 shares of our common stock to a non-executive employee in connection with the commencement of her employment with us. The option will vest as to 25% of the shares underlying the award on the first anniversary of employee’s employment commencement date, and as to the remaining shares underlying the award in 36 equal monthly installments thereafter, generally subject to the employee’s continued employment with us through the applicable vesting date.

Administration

The 2021 Plan will be administered by our compensation committee, which will have the discretionary authority to interpret the 2021 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2021 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Plan or any award. Our board of directors may at any time act in the capacity of the administrator of the 2021 Plan (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members (or one or more other members of our board of directors) and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Eligibility

Our employees, directors and consultants are eligible to participate in the 2021 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain affiliates on the date of grant of the award.

Authorized Shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Plan is (i) 3,200,000 shares (the “share pool”), plus (ii) the number of shares of our common stock available for issuance under the 2012 Plan as of the date we adopt the 2021 Plan and the number of shares of our common stock underlying awards under the 2012 Plan that on or after the date of adoption expire unexercised or are terminated, surrendered, forfeited, settled in cash or other become available again for grant under the 2012 Plan (up to an aggregate of 5,278,318 shares). The share pool will automatically increase on January 1st of each year from 2022 to 2031 by the lesser of (i) five percent of the number of shares of our common stock outstanding as of such date and (ii) the number of shares determined by our board of directors on or prior to such date for such year. Up to 25,725,000 shares may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under the 2021 Plan will not be reduced by (i) any shares of stock withheld by us in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements or (ii) any shares underlying any portion of an award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by us without the delivery (or retention, in the case of restricted or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the 2021 Plan will not be increased by any shares that have been delivered under the 2021 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the 2021 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Types of Awards

The 2021 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Plan; provided, that, dividend equivalents relating to an award that remains subject to a risk of forfeiture will be subject to the same risk of forfeiture as applies to the underlying award.

•

Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the 2021 Plan will be no less than 100% of the closing price of a share on the date of grant (or, if no closing price is reported for that date, the closing price on the immediately preceding day on which a closing price is reported) (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Plan may not be repriced, amended or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the closing price of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•

Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•	Performance awards. The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

•	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

•

Substitute awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Plan.

Director Limits

The aggregate value of all compensation granted or paid to any director with respect to any calendar year, including awards granted under the 2021 Plan and cash fees or other compensation paid by us to such director outside of the 2021 Plan for his or her services as a director during such calendar year (which, for the avoidance of doubt, will not include compensation granted or paid to a director for services other than as a director, including, without limitation, for services as a consultant or adviser to the company), is subject to a limit of $750,000 in the aggregate ($1,000,000 in the aggregate with respect to a director’s first year of service on our board of directors).

Vesting; Terms of Awards

The Administrator determines the terms and conditions of all awards granted under the 2021 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award.

Transferability of Awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of Certain Transactions

In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, our dissolution or liquidation or such other corporate transaction as is determined by the Administrator), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

•	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•	The acceleration of exercisability and/or delivery of shares in respect of any award, in full or in part; and/or

•

A cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed or that continue following the covered transaction.

Adjustment Provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Plan and the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards and any other provisions affected by such event.

Clawback

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired under any award and any other amounts received in respect of any award or shares acquired under any award will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the 2021 Plan or any award or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to shares of our common stock or that provides for clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendments and Termination

The Administrator may at any time amend the 2021 Plan or any outstanding award and may at any time terminate the 2021 Plan as to future grants. However, except as expressly provided in the 2021 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the 2021 Plan or at the time the award was granted). Any amendments to the 2021 Plan will be conditioned on shareholder approval to the extent required by applicable law or stock exchange requirements.

2021 Employee Stock Purchase Plan

In connection with this offering, our board of directors adopted the Cyteir Therapeutics, Inc. 2021 Employee Stock Purchase Plan, or the ESPP. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

The ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. Our board of directors may at any time act in the capacity of the administrator of the ESPP (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate to one or more of its members (or one or more members of our board of directors) such of its duties, powers, and responsibilities as it may determine and to employees or other persons as it determines such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Shares Subject to the ESPP

Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is 300,000 shares, plus an automatic increase, as of January 1st of each year, from 2022 to 2031, equal to the least of (i) one percent of the number of shares of our common stock outstanding as of the close of business as of such date, (ii) 600,000 shares and (iii) the number of shares determined by our board of directors on or prior to such date for such year (up to a maximum of 6,300,000 shares). Shares will not be treated as delivered, and will not reduce the number of shares in the aggregate unless and until, and to the extent, they are actually delivered to a participant. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will remain available for purchase under the ESPP.

Eligibility

Participation in the ESPP will generally be limited to our employees and employees of our subsidiaries (i) who have been continuously employed by us or one of our subsidiaries, as applicable, for a period of at least 90 calendar days as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week and (iv) who satisfy the eligibility and other requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who would, immediately after the grant of options, own (or would be deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP.

General Terms of Participation

The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under the ESPP will be six months in duration and commence on the first business day of January and July of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of 5,000 shares with respect to any offering period (or such other number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such other percentage as specified by the Administrator) of the lesser of: (a) the closing price of a share of our common stock on the date the option is granted (or, if no closing price is reported for that date, the closing price on the immediately preceding day on which a closing price is reported), which will be the first day of the offering period, and (b) the closing price of a share of our common stock on the exercise date (or, if no closing price is reported for that date, the closing price on the immediately preceding day on which a closing price is reported), which will be the last business day of the offering period.

The Administrator may change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.

Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions. Participants may elect to authorize payroll deductions between one and fifteen percent of the participant’s eligible compensation each payroll period.

Transfer Restrictions

For participants who have purchased shares under the ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Adjustments

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring, the

Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.

Corporate Transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or shares of our common stock, our dissolution or liquidation or such other corporate transaction as is determined by the Administrator), the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.

Amendments and Termination

The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.

2021 Cash Incentive Plan

In connection with this offering, the compensation committee adopted the Cyteir Therapeutics, Inc. 2021 Cash Incentive Plan, or the Cash Incentive Plan. The Cash Incentive Plan provides for the grant of cash-based incentive awards to our executive officers and key employees. The following summary describes the material terms of the Cash Incentive Plan. This summary is not a complete description of all provisions of the Cash Incentive Plan and is qualified in its entirety by reference to the Cash Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

The Cash Incentive Plan will be administered by our compensation committee and its delegates, except that our board of directors may at any time administer the Cash Incentive Plan. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

The Administrator will have the discretionary authority to interpret the Cash Incentive Plan and any awards granted under it, determine eligibility for and grant awards, adjust the performance criterion or criteria applicable to awards, determine, modify or waive the terms and conditions of any award, prescribe forms, rules and procedures relating to the Cash Incentive Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the Cash Incentive Plan.

Eligibility and Participation

Executive officers and key employees of us and our subsidiaries will be eligible to participate in the Cash Incentive Plan and will be selected from time to time by the Administrator to participate in the Cash Incentive Plan.

Awards; Performance Criteria

Awards under the Cash Incentive Plan will be made based on, and subject to achieving, specified performance criteria established by the Administrator. For each award granted under the Cash Incentive Plan, the Administrator will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved in whole or in part and such other terms and conditions as the Administrator deems appropriate.

Payments Under an Award

A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Cash Incentive Plan and the terms of the award, except as otherwise determined by the Administrator in accordance with the Cash Incentive Plan. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The Administrator has the discretionary authority to increase or decrease the amount actually paid under any award.

Recovery of Compensation

Payments in respect of an award will be subject to forfeiture and disgorgement to us if the participant violates a non-competition, non-solicitation, confidentiality or other restrictive covenant or to the extent provided in any applicable company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination

The Administrator may amend the Cash Incentive Plan or any outstanding award for any purpose, and may at any time terminate the Cash Incentive Plan as to any future grant of awards.

Certain relationships and related party transactions

The following is a summary of transactions since January 1, 2019 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”

Equity financings

Series B preferred stock

In September 2019, we completed the sale of our final tranche of Series B preferred stock resulting in an aggregate of 55,200,000 shares of our Series B preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of $55,200,000. Each share of our Series B preferred stock will convert into one share of our common stock upon the closing of this offering.

The following table summarizes purchases of shares of our Series B preferred stock by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Name of stockholder	Director(s)/executive officer(s)	Shares of Series B preferred stock	Approximate purchase price
Entities affiliated with Droia Ventures(1)	Janwillem Naesens	10,000,000	$10,000,000
Entities affiliated with Lightstone Ventures(2)	Jean George	7,500,000	$7,500,000
Osage University Partners II, LP(3)	N/A	7,592,987	$7,592,987
Novo Holdings A/S(4)	Karen Hong	14,000,000	$14,000,000
Z Investments, LLC(5)	Joseph S. Zakrzewski	200,000	$200,000
Entities affiliated with Venrock(6)	Racquel Bracken	10,000,000	$10,000,000

(1)	Droia Invest II SCSp is an affiliate of DF II GP Sàrl and of Wepaven BV, and is a holder of five percent or more of our capital stock. Mr. Naesens is a Director at Wepaven BV, which is a Manager at DF II GP Sàrl, which is the General Partner of Droia Invest II SCSp, and is a member of our board of directors.

(2)	Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. together are holders of five percent or more of our capital stock. Ms. George is a Managing Director of LSV Associates II, LLC, the general partner of Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. and may be deemed to have shared voting and dispositive power with respect to the shares held by Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. Ms. George is a member of our board of directors.

(3)	Osage University Partners II, LP is a holder of five percent or more of our capital stock.

(4)	Novo Holdings A/S is a holder of five percent or more of our capital stock. Dr. Hong is employed as a Partner at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of our board of directors. Dr. Hong is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S.

(5)	Joseph S. Zakrzewski is a managing member of Z Investments, LLC and is a member of our board of directors.

(6)	Venrock Associates VII, L.P. and Venrock Partners VII, L.P. are holders of five percent or more of our capital stock. Racquel Bracken is a Partner at Venrock and is a member of our board of directors.

Series C preferred stock

In February 2021, we completed the sale of an aggregate of 21,784,885 shares of our Series C preferred stock at a purchase price of $3.67 per share for an aggregate purchase price of $79,999,980. Each share of our Series C preferred stock will convert into one share of our common stock upon the closing of this offering.

The following table summarizes purchases of shares of our Series C preferred stock by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Name of stockholder	Director(s)/executive officer(s)	Shares of series C preferred stock	Approximate purchase price
Entities affiliated with Droia Ventures(1)	Janwillem Naesens	1,109,368	$4,073,899
Entities affiliated with Lightstone Ventures(2)	Jean George	832,026	$3,055,424
Novo Holdings A/S(3)	Karen Hong	1,553,116	$5,703,461
Osage University Partners II, LP(4)	N/A	842,342	$3,093,307
Entities affiliated with RA Capital Management, L.P.(5)	N/A	6,807,778	$24,999,999
Entities affiliated with Venrock(6)	Racquel Bracken	1,109,368	$4,073,899

(1)	Droia Invest II SCSp is an affiliate of DF II GP Sàrl and of Wepaven BV, and is a holder of five percent or more of our capital stock. Mr. Naesens is a Director at Wepaven BV, which is a Manager at DF II GP Sàrl, which is the General Partner of Droia Invest II SCSp, and is a member of our board of directors.

(2)	Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. together are holders of five percent or more of our capital stock. Ms. George is a Managing Director of LSV Associates II, LLC, the general partner of Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. and may be deemed to have shared voting and dispositive power with respect to the shares held by Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. Ms. George is a member of our board of directors.

(3)	Novo Holdings A/S is a holder of five percent or more of our capital stock. Dr. Hong is employed as a Partner at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of our board of directors. Dr. Hong is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S.

(4)	Osage University Partners II, LP is a holder of five percent or more of our capital stock.

(5)	Consists of 5,786,611 shares of common stock issuable upon conversion of shares of Series C preferred stock held by RA Capital Healthcare Fund, L.P. (RA Healthcare) and 1,021,167 shares of common stock issuable upon conversion of Series C preferred stock held by RA Capital Nexus Fund II, L.P. (Nexus Fund). RA Capital Management, L.P. is the investment manager for RA Healthcare and Nexus Fund. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare and Nexus Fund. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(6)	Venrock Associates VII, L.P. and Venrock Partners VII, L.P. are holders of five percent or more of our capital stock. Racquel Bracken is a Partner at Venrock and is a member of our board of directors.

Investor rights agreement

We are party to an amended and restated investor rights agreement, or the Investor Rights Agreement, with each holder of our preferred stock, which includes each holder of more than 5% of our capital stock and certain of our directors (or, in some cases, entities affiliated therewith). The Investor Rights Agreement imposes certain affirmative obligations on us, and also grants certain rights to the holders, including certain registration rights with respect to the registrable securities held by them. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights. Other provisions of the Investor Rights Agreement will terminate upon completion of this offering.

Director and officer indemnification and insurance

We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Related person transaction policy

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock at May 15, 2021, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

Percentage ownership of our common stock before this offering is based on 27,066,582 shares of our common stock outstanding as of May 15, 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 24,294,330 shares of our common stock immediately prior to the closing of this offering, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Percentage ownership of our common stock after this offering is based on 34,466,582 shares of our common stock outstanding as of May 15, 2021, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as described above and our issuance of 7,400,000 shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of May 15, 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 128 Spring St, Building A, Suite 510, Lexington, MA 02421.

		Percentage of shares beneficially owned
Name of beneficial owner	Number of shares beneficially owned	Before offering	After offering

5% or greater stockholders
Celgene Corporation(1)	1,747,787	6.5%	5.1%
Entities affiliated with Droia Ventures(2)	3,259,488	12.0%	9.5%
Entities affiliated with Lightstone Ventures(3)	2,444,616	9.0%	7.1%
Novo Holdings A/S(4)	4,563,284	16.9%	13.2%
Osage University Partners II, LP(5)	2,474,925	9.1%	7.2%
Entities affiliated with RA Capital Management, L.P.(6)	1,997,402	7.4%	5.8%
Entities affiliated with Venrock(7)	3,259,488	12.0%	9.5%

Directors and Named Executive Officers
Markus Renschler, M.D.(8)	912,417	3.4%	2.6%
Andrew Gengos(9)	88,455	*	*
Paul Secrist, Ph.D.(10)	59,755	*	*
Racquel Bracken	—	—	—
Jean George, M.B.A(3)	2,444,616	9.0%	7.1%
Karen Hong, Ph.D.(2)	—	—	—
Susan Molineaux, Ph.D.	—	—	—
Janwillem Naesens, M.Sc., M.B.A.(2)	3,259,488	12.0%	9.5%
Timothy Romberger(11)	369,501	1.4%	1.1%
Joseph S. Zakrzewski(12)	303,417	1.1%	*
All executive officers and directors as a group (10 persons)(13)	7,437,649	27.3%	21.5%

*	Less than 1%

(1)	Consists of 586,800 shares of common stock issuable upon conversion of shares of Series A preferred stock and 1,160,986 shares of common stock issuable upon conversion of shares of Series B preferred stock. Celgene has the power to vote, acquire, hold and dispose of all such shares. Celgene disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. The mailing address of Celgene is 86 Morris Avenue, Summit, NJ 07901.

(2)	Consists of 2,933,998 shares of common stock issuable upon conversion of shares of Series B preferred stock and 325,488 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Droia Invest II SCSp. DF II GP Sàrl is the general partner of Droia Invest II SCSp. Wepaven BV (represented by Janwillem Naesens) and IHL SA (represented by Luc Verelst), the managers of DF II GP Sàrl, share voting and investment power with respect to the shares held of record by Droia Invest II SCSp. Mr. Naesens, a member of our board of directors, disclaims beneficial ownership of the shares held by the entities affiliated with Droia Ventures, except to the extent of his pecuniary interest therein. The mailing address of Droia Invest II SCSp is Boulevard Joseph II 28, L-1840, Luxembourg.

(3)	Consists of 2,200,496 shares of common stock issuable upon conversion of shares of Series B preferred stock and 244,116 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Lightstone Ventures II, L.P and Lightstone Ventures II (A), L.P. LSV Associates II, LLC is the general partner of Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. Ms. George, Michael A. Carusi, Henry A. Plain, Jr. and Jason W. Lettmann, the individual managing directors of LSV Associates II, LLC, share voting and dispositive power with respect to the shares held of record by Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. Ms. George, a member of our board of directors, disclaims beneficial ownership of the shares held by the entities affiliated with Lightstone Ventures, except to the extent of her pecuniary interest therein. The mailing address of Lightstone Ventures II, L.P. and Lightstone Ventures II (A), L.P. is 500 Boylston Street, Suite 1380, Boston, MA 02116.

(4)	Consists of 4,107,600 shares of common stock issuable upon conversion of shares of Series B preferred stock and 455,684 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Novo Holdings A/S. The board of directors of Novo Holdings A/S (the Novo Board) has shared voting and investment power with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Dr. Hong, a member of our board of directors, is employed as a Partner at Novo Ventures (US), Inc., which provides certain consulting services to Novo Holdings A/S, and Dr. Hong is not deemed to have beneficial ownership of the shares held by Novo Holdings A/S. The address for Novo Holdings A/S is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(5)	Consists of 2,227,780 shares of common stock issuable upon conversion of shares of Series B preferred stock and 247,143 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Osage University Partners II, LP, or OUP II. Osage University GP II, LLC, or OUP GP II, is the general partner of OUP II. Robert Adelson, William Harrington and Marc Singer, or the OUP Managers, are the managers of OUP GP II. OUP GP II and each OUP Manager may be deemed to share voting, investment and dispositive power over the shares held by OUP II and as a result may be deemed to have beneficial ownership over such securities. OUP GP II and each OUP Manager disclaims beneficial ownership over the securities held by OUP II, except to the extent of their respective pecuniary interests therein. The mailing address of OUP II is 50 Monument Rd., Suite 201, Bala Cynwyd, Pennsylvania, 19004.

(6)	Consists of 1,697,791 shares of common stock issuable upon conversion of shares of Series C preferred stock held by RA Capital Healthcare Fund, L.P. (RA Healthcare) and 299,610 shares of common stock issuable upon conversion of Series C preferred stock held by RA Capital Nexus Fund II, L.P. (Nexus Fund). RA Capital Management, L.P. is the investment manager for RA Healthcare and Nexus Fund. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare and Nexus Fund. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the entities listed above is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(7)	Consists of 2,709,547 shares of common stock issuable upon conversion of shares of Series B preferred stock and 300,588 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Venrock Associates VII, L.P. and 224,449 shares of common stock issuable upon conversion of shares of Series B preferred stock and 24,899 shares of common stock issuable upon conversion of shares of Series C preferred stock held by Venrock Partners VII, L.P. The investment and voting decisions for each of Venrock Associates VII, L.P. and Venrock Partners VII, L.P. are made jointly by three or more associated individuals. The mailing address of Venrock Associates VII, L.P. and Venrock Partners VII, L.P. is 3340 Hillview Avenue, Palo Alto, CA 94304.

(8)	Consists of 842,077 shares of common stock and options to purchase 70,340 shares of common stock that are exercisable within 60 days of May 15, 2021.

(9)	Consists of 73,545 shares of common stock and options to purchase 14,910 shares of common stock that are exercisable within 60 days of May 15, 2021.

(10)	Consists of options to purchase 59,755 shares of common stock that are exercisable within 60 days of May 15, 2021.

(11)	Consists of 290,429 shares of common stock, 20,392 shares of common stock issuable upon conversion of shares of Series A preferred stock and 58,680 shares of common stock issuable upon conversion of shares of Series B preferred stock.

(12)	Consists of 77,277 shares of common stock and options to purchase 18,388 shares of common stock that are exercisable within 60 days of May 15, 2021 held by Mr. Zakrzewski directly. Also includes (i) 149,072 shares of common stock held by Z3 Trust, for which Mr. Zakrzewski serves as trustee and (ii) 58,680 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Z Investments, LLC. Mr. Zakrzewski serves as a managing member of Z Investments, LLC, and thus exercises voting and investment control over the securities held thereby.

(13)	Consists of 1,432,400 shares of common stock, 20,392 shares of common stock issuable upon conversion of Series A preferred stock, 5,251,852 shares of common stock issuable upon conversion of Series B preferred stock, 569,604 shares of common stock issuable upon conversion of Series C preferred stock and 163,393 shares of common stock that are exercisable within 60 days of May 15, 2021.

Description of capital stock

Capital structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated by-laws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon completion of this offering, our authorized capital stock will consist of 320,000,000 shares, par value of $0.001 per share, of which:

•	280,000,000 shares are designated as common stock; and

•	40,000,000 shares are designated as preferred stock.

Common stock

As of May 15, 2021, we had outstanding 2,772,252 shares of common stock held of record by 34 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

As of May 15, 2021 there were 82,802,881 shares of our redeemable convertible preferred stock outstanding. Upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock will convert into 24,294,330 shares of our common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock options

As of May 15, 2021, options to purchase 2,581,088 shares of our common stock were outstanding under the 2012 Plan, of which 203,374 stock options were vested as of that date.

Registration rights

The Investor Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issuable or issued upon conversion of our preferred stock; (ii) any common stock held by investors party to the Investor Rights Agreement at the time of this offering; (iii) any common stock issued or issuable, directly or indirectly, upon conversion and/or exercise of any of our other securities held by the investors party to the Investor Rights Agreement at the time of this offering; and (iv) any common stock issued as, or issuable upon the conversion or exercise of any warrant, right or other security that is issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii) above. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investor Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms.

Holders of 23,361,303 shares of our common stock (including shares issuable upon the conversion of our redeemable convertible preferred stock) are entitled to such registration rights pursuant to the Investor Rights Agreement. These registration rights will expire on the earlier of (i) immediately before the closing of a deemed liquidation event, as defined in the Investor Rights Agreement; (ii) such time after this offering as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration; and (iii) the fifth anniversary of this offering.

Demand registration rights

At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of not less than a majority of the registrable securities then outstanding may request that we file a registration statement on Form S-1 with respect to at least forty percent (40%) of the registrable securities then outstanding or a lesser percent if the anticipated aggregate offering price, net of expenses, would exceed $15.0 million.

Once we are eligible to use a registration statement on Form S-3, the holders of not less than thirty percent (30%) of the registrable securities then outstanding may request that we file a registration statement on Form S-3 with respect to such registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $2.0 million, net of expenses.

Piggyback Registration Rights

In the event that we propose to register (including, for this purpose, a registration effected by us for stockholders other than the stockholders party to the Investor Rights Agreement) any of our common stock under the Securities Act in connection with the public offering of such securities solely for cash, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover effects of our certificate of incorporation and our by-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have members.

Action by written consent; special meetings of stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors.    Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements.    The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum.    Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware and certain federal securities law, these provisions may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “CYT.”

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.” Furthermore, although we have applied to have our common stock approved for listing on the Nasdaq Global Market, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of May 15, 2021 and after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 24,294,330 shares of our common stock immediately prior to the closing of this offering, we will have an aggregate of 34,466,582 shares of our common stock outstanding (or 35,576,582 shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the 7,400,000 shares sold in this offering (or 8,510,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately 34,466,582 shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who will collectively own 27,014,373 shares of our common stock upon the closing of this offering (based on our shares outstanding as of May 15, 2021 and after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock immediately prior to the closing of this offering), have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 344,665 shares (or 355,765 shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Global Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Upon the closing of this offering, the holders of 23,361,303 shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our redeemable convertible preferred stock) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Material U.S. federal income tax consequences to non-U.S. holders of our common stock

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of partnerships or other pass-through entities, or arrangements, or persons who hold our common stock through partnerships or other pass-through entities or arrangements, for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA, and backup withholding, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we are not currently a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any distributions constitute dividends or of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, or FATCA, and related Treasury Regulations and guidance on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Wedbush Securities Inc.

Total	7,400,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,110,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.7 million. We have agreed to pay for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $40,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction, (iv) facilitating of the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock by a shareholder, director or officer, provided that (a) such plan does not provide for the transfer of common stock during the restricted period and (b) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period, or (v) our issuance of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or the entrance into an agreement to issue common stock or any securities convertible into, or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition; provided that (x) the aggregate number of shares of common stock issued or issuable pursuant to this clause (v) shall not exceed ten percent (10%) of the total number of shares of common stock issued and outstanding immediately following the offering and (y) the recipient of any such shares of our common stock or securities issued pursuant this clause (v) during the lock-up period shall enter into (if it has not previously entered into) a lock-up agreement.

Our directors and executive officers, and holders of substantially all of the outstanding shares of our common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as a bona fide gift or gifts, or to a charitable organization or educational institution, or for bona fide estate planning purposes, (ii) by will or other testamentary document, or by intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members control or manage, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, limited partners or stockholders of the lock-up party; (vii) by operation of law or pursuant to an order of a court or regulatory agency, (viii) to us from an employee or service provider upon death, disability, termination of service or termination of employment of such employee or service provider, (ix) as part of a sale of lock-up securities acquired in this offering or in open market transactions after the pricing of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; provided further (A) that in the case of any transfer or distribution pursuant to clauses (a)(i), (ii), (iii), (iv), (v) and (vi), each donee, devisee, transferee or distributee shall be subject to the lock-up restrictions, (B) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi), (vii), (ix) and (x), no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution reporting a reduction in beneficial ownership of shares of common stock (other than a filing on a Form 5 or Schedule 13 made after the expiration of the restricted period) and (C) in the case of any transfer or distribution pursuant to clause (a)(vii) and (viii) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

The representatives of the underwriters, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, an shareholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on the Nasdaq Global Market under the symbol “CYT”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(A)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(B)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(C)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance

(Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(A)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(B)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(C)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where	the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(A)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(A)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(B)	where no consideration is or will be given for the transfer;

(C)	where the transfer is by operation of law;

(D)	as specified in Section 276(7) of the SFA; or

(E)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements of Cyteir Therapeutics, Inc. as of and for the years ended December 31, 2020 and 2019 included in this prospectus have been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.cyteir.com. Information on, or accessible through, our website is not part of this prospectus.

Index to consolidated financial statements

Consolidated financial statements for the years ended December 31, 2020 and 2019:

Condensed consolidated financial statements for the three months ended March 31, 2021 and 2020:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cyteir Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cyteir Therapeutics, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Boston, Massachusetts

March 26, 2021, except for Note 14(b), as to which the date is June 14, 2021

CYTEIR THERAPEUTICS, INC.

Consolidated balance sheets

	Years ended December 31,
(in thousands, except share and per share amounts)	2020	2019

Assets

Current assets:
Cash and cash equivalents	$10,938	$29,012
Prepaid expenses and other current assets	1,193	1,425

Total current assets	12,131	30,437
Property and equipment, net	1,287	788
Other assets	317	144

Total assets	$13,735	$31,369

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,689	$602
Accrued expenses and other current liabilities	1,448	1,370

Total current liabilities	3,137	1,972
Deferred rent, net of current portion	452	322
Other long term liabilities	766	—

Total liabilities	4,355	2,294

Commitments and contingencies (Note 12)
Series A redeemable convertible preferred stock, 5,817,996 shares authorized, issued, and outstanding as of December 31, 2020 and 2019; liquidation preference of $5,818 as of December 31, 2020	5,696	5,696
Series B redeemable convertible preferred stock, 71,199,999 shares authorized as of December 31, 2020 and 2019; 55,200,000 shares issued and outstanding as of December 31, 2020 and 2019; liquidation preference of $55,200 as of December 31, 2020	51,715	51,715

Stockholders’ deficit:
Common stock, $0.001 par value: 100,000,000 shares authorized as of December 31, 2020 and 2019; 2,719,721 and 1,413,127 shares issued as of December 31, 2020 and 2019, respectively; 2,044,529 and 1,413,127 shares outstanding as of December 31, 2020 and 2019, respectively	2	1
Additional paid-in capital	1,894	767
Accumulated deficit	(49,927)	(29,104)

Total stockholders’ deficit	(48,031)	(28,336)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$13,735	$31,369

See accompanying notes to consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Consolidated statements of operations

	Years ended December 31,
(in thousands, except share and per share amounts)	2020	2019
Grant revenue	$—	$8

Operating expenses:
Research and development	16,765	12,768
General and administrative	4,178	3,345

Total operating expenses	20,943	16,113

Loss from operations	(20,943)	(16,105)

Total other income:
Other income	120	246
Change in preferred stock tranche obligation	—	815

Total other income	120	1,061

Net loss	$(20,823)	$(15,044)

Net loss attributable to common stockholders—basic and diluted	$(20,823)	$(15,044)

Net loss per share—basic and diluted	$(13.60)	$(11.66)

Weighted-average common stock outstanding—basic and diluted	1,530,924	1,290,185

See accompanying notes to consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

	Redeemable convertible preferred stock						Additional paid-in capital	Accumulated deficit
	Series A		Series B		Common stock				Total stockholders’ deficit
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	5,817,996	$5,696	17,500,000	$15,093	1,143,063	$1	$252	$(14,060)	$(13,807)
Exercise of common stock options	—	—	—	—	270,064	—	268	—	268
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $1,078	—	—	37,700,000	36,622	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	247	—	247
Net loss	—	—	—	—	—	—	—	(15,044)	(15,044)

Balance at December 31, 2019	5,817,996	$5,696	55,200,000	$51,715	1,413,127	$1	$767	$(29,104)	$(28,336)

Exercise of common stock options	—	—	—	—	625,006	1	652	—	653
Vesting of early exercised options	—	—	—	—	6,396	—	8	—	8
Stock-based compensation expense	—	—	—	—	—	—	467	—	467
Net loss	—	—	—	—	—	—	—	(20,823)	(20,823)

Balance at December 31, 2020	5,817,996	$5,696	55,200,000	$51,715	2,044,529	$2	$1,894	$(49,927)	$(48,031)

See accompanying notes to consolidated financial statements

CYTEIR THERAPEUTICS, INC.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2020	2019

Cash flows from operating activities:
Net loss	$(20,823)	$(15,044)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	351	215
Stock-based compensation	467	247
Change in fair value of preferred stock tranche obligation	—	(815)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	231	(1,287)
Accounts payable	1,027	(884)
Accrued expenses and other current liabilities	78	108
Deferred rent	130	(97)

Net cash used in operating activities	(18,539)	(17,557)

Cash flows from investing activities:
Purchases of property and equipment	(850)	(133)

Net cash used in investing activities	(850)	(133)

Cash flows from financing activities:
Proceeds from issuance of preferred stock , net of issuance costs	—	36,622
Proceeds from the early exercise of stock options	766	—
Proceeds from exercise of stock options	661	268

Net cash provided by financing activities	1,427	36,890
Net (decrease) increase in cash, cash equivalents, and restricted cash	(17,962)	19,200
Cash, cash equivalents and restricted cash at beginning of period	29,156	9,956

Cash, cash equivalents and restricted cash at end of period	$11,194	$29,156

Supplemental disclosure of cash flows
Deferred financing costs in accounts payable	$61	$—

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of each of the dates shown below:

	Years Ended December 31,
	2020	2019
Cash and cash equivalents	$10,938	$29,012
Restricted cash (included in other assets)	256	144

Total cash, cash equivalents, and restricted cash	$11,194	$29,156

See accompanying notes to consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Notes to consolidated financial statements

1. Nature of the business

Cyteir Therapeutics, Inc., (the “Company”) is a clinical-stage biotechnology company focused on developing and commercializing the next generation of precision oncology medicines that inhibit DNA damage repair and cause cancer cell death through a therapeutic strategy known as synthetic lethality. The Company’s lead program, CYT-0851, as well as its next generation drug candidate, CYT-1853, exploit a novel gain-of-function synthetically lethal relationship between overexpression of a family of DNA damaging genes called cytidine deaminases, and functional inhibition of homologous recombination, a DNA repair pathway critical for the survival of some cancers. The Company is using its expertise in DNA Damage Response biology and a disciplined approach to select targets for other novel, differentiated programs with the aim of building a patient-centric portfolio of effective cancer therapies.

The Company was formed as a Delaware corporation on June 4, 2012, pursuant to the General Corporation Law of the State of Delaware. The Company has a principal office in Lexington, Massachusetts.

Liquidity

The Company has incurred negative cash flows since inception and has funded its operations primarily with proceeds from the sale of redeemable convertible preferred stock and from United States government grants. As of December 31, 2020, the Company had cash and cash equivalents of $10.9 million and an accumulated deficit of $49.9 million. The Company expects its operating losses and negative operating cash flows to continue into the foreseeable future as it continues to expand its research and development efforts.

The Company expects that its cash and cash equivalents as of December 31, 2020, together with the $80.0 million raised in the Series C preferred stock financing in February 2021, will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the date these consolidated financial statements are available to be issued.

The Company will need additional funding to support its planned operating activities. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient funding, it could be required to delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

COVID-19 considerations

The development of the Company’s product candidates could be disrupted and materially adversely affected in by a pandemic, epidemic or outbreak of an infectious disease, such as the ongoing COVID-19 pandemic. The ongoing COVID-19 pandemic and the measures taken by the governments of countries affected by it could disrupt the supply chain and the manufacture or shipment of both drug substance and finished drug product for the Company’s product candidates for preclinical testing or clinical trials, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect the Company’s ability to obtain regulatory approvals. These disruptions could also affect other facets of the Company’s business, including, but not limited to, the Company’s ability to recruit employees from outside of the United States, the ability of the Company’s CROs to conduct clinical trials and preclinical studies in countries outside of the United States, the Company’s ability to import materials from outside of the United States, including raw materials required to manufacture its drug candidates, the Company’s ability to export materials to its CROs and other third-parties located outside of the United States, the Company’s ability to identify suitable clinical sites or open those sites for enrollment due to competing business needs, the Company’s ability to enroll patients due to their fear of coming into medical facilities and their perceived risk of becoming infected at such facilities, and the Company’s ability to monitor the clinical data generated at its clinical sites, required for completion of clinical trials.

The COVID-19 pandemic and mitigation measures also may have an adverse impact on global economic conditions, which could adversely impact the Company’s business, financial condition or results of operations. Additionally, the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility as a result of the COVID-19 pandemic could have an adverse effect on the Company’s ability to access capital and on the market price of its common stock. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies on or with whom it conducts business, were to experience shutdowns or other business disruptions, the Company’s ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted.

2. Summary of significant accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In December 2019, the company formed a wholly-owned subsidiary, Cyteir Securities Corporation, which was incorporated as a Massachusetts Security Corporation. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiary. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Actual results could differ from those estimates.

Segment information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company has one operating segment. The Company’s focus is the research and development of small molecule therapeutics that target DNA repair in cancer and autoimmune cells. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long-lived assets are held in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. Cash and cash equivalents include standard checking accounts and amounts held in money market funds.

Restricted cash

Cash accounts with any type of restriction are classified as restricted cash. The Company has restricted cash deposits with a bank, which serve as collateral for a letter of credit issued to the landlord of the Company’s leased facility for a security deposit. The Company classified this amount as restricted cash in the accompanying consolidated balance sheets within non-current assets as of December 31, 2020 and 2019.

Concentration of credit risk and off-balance sheet risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and restricted cash. The Company may maintain deposits in federally insured financial institutions and limits its exposure to cash risk by keeping amounts in each institution under the federally insured limits and by placing its cash with high credit quality financial institutions, further the Company has not experienced any losses on these deposits. The Company’s investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimize its exposure to concentration of credit risk. The Company has no financial instruments with off-balance-sheet risk of loss and has not experienced any losses on such accounts.

The Company is dependent on third-party contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) with whom they do business. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements of active pharmaceutical ingredients and formulated drugs in order to perform research and development activities in its programs. The Company also relies on a limited number of third-party contract research organizations to perform research and development activities on its behalf. These programs could be adversely affected by significant interruption from these providers.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2020 and December 31, 2019, there was no difference between net loss and comprehensive loss.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Costs of major additions and betterments are capitalized. Maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. When an item is sold or retired, the costs and related accumulated depreciation are eliminated, and the resulting gain or loss, if any, is credited or charged to the consolidated statements of operations. Property and equipment to be disposed of are carried at fair value less costs to sell. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated useful life (in years)
Laboratory equipment and computer equipment	5 years
Furniture	5-7 years
Leasehold improvements	Lesser of asset useful life or lease term

Impairment of long-lived assets

The Company accounts for long-lived assets in accordance with ASC Topic 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires companies to: (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset.

The Company tests long-lived assets to be held and used, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of assets or asset groups may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their fair values. The Company has not recognized any impairment losses during the years ended December 31, 2020 and 2019.

Fair value measurements

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes among the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company has no assets or liabilities classified as Level 3 on its consolidated balance sheets as of December 31, 2020 and 2019.

Financial instruments consist of cash and cash equivalents, restricted cash and accrued expenses. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature.

Deferred financing costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred financing costs until such financings are closed. After consummation of the equity financing, these costs are presented in the consolidated balance sheets as a direct reduction from the carrying amount of the respective equity instrument issued. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations. As of December 31, 2020, the Company recorded deferred financing costs of $0.1 million, presented within other assets on the consolidated balance sheets. No amounts were recorded as of December 31, 2019.

Revenue recognition

No revenue was recognized during the year ended December 31, 2020. All revenue recognized during the year ended December 31, 2019 relates to grants from the National Institutes of Health (“NIH”). In 2015, the Company received grants from the NIH for a total of $0.2 million to perform research and development activities, specifically to develop therapeutics that target RAD51 to treat Leukemia and Lymphoma. In 2017, the Company received an award of $1.0 million for Phase 2 of the same project. The project period for Phase 2 expired in 2019.

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2019 using a modified retrospective adoption approach, which resulted in no transition adjustment and impact

Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Once performance obligations are identified, the Company then recognizes as revenue the amount of the transaction price that the Company allocated to the respective performance obligation when (or as) each performance obligation is satisfied, either at a point in time or over time. If the performance obligation is satisfied over time, the Company recognizes revenue based on the use of an input method.

The Company identifies the goods or services promised within each agreement and assesses whether each promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. If a promised good or service is not distinct, an entity is required to combine that promised good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

The allocation of the transaction price to the performance obligations in proportion to their standalone selling prices is determined at contract inception. If the consideration promised in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. The Company determines the amount of variable consideration by using the expected value method or the most likely amount method. The Company includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.

Deferred rent

Deferred rent consists of rent escalation payment terms, tenant improvement allowances, and other incentives received from landlords related to the Company’s operating leases. Rent escalation represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease. Tenant improvement allowances and other incentives are recorded as deferred rent and amortized as a reduction of periodic rent expense, over the term of the lease.

Research and development costs

Research and development costs are charged to expense as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including personnel-related costs, stock-based compensation, facilities, research-related overhead, clinical trial costs, contracted services, research-related manufacturing, license fees and other external costs. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the services have been performed or when the goods have been received.

Accrued research and development expenses

The Company has entered into various research and development contracts. The payments under these contracts are recorded as research and development expenses as incurred. The Company records accrued liabilities for estimated ongoing research and development costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes the progress of the research and development activities, including the phase or completion of events, invoices received and contracted costs. Significant judgements and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications such as direct application fees, and legal and consulting expenses are expensed as incurred due to the uncertainty about the recovery of the expenditure. Patent-related costs are classified as general and administrative expenses within the Company’s consolidated statements of operations.

Redeemable convertible preferred stock

The Company has classified redeemable convertible preferred stock (“preferred stock”) as temporary equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares upon certain events that are outside of the Company’s control. The Company does not accrete the carrying values of the preferred stock to the redemption values since the occurrence of these events was not considered probable as of December 31, 2020 and 2019. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that these events will occur.

Stock-based compensation

The Company accounts for all share-based payment awards granted to employees and non-employees as stock-based compensation expense at fair value. The Company’s share-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on a straight-line basis. Prior to the adoption of Accounting Standards Update (“ASU”) No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU No. 2018-07”) on January 1, 2020, the measurement date for non-employee awards was generally the date the services were completed, resulting in financial reporting period adjustments to stock-based compensation during the vesting terms for changes in the fair value of the awards. Since the adoption of ASU 2018-07, the measurement date for non-employee awards is the date of grant without changes in the fair value of the award. There was no material impact as a result of adopting this new standard. Stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation expense is classified in the accompanying consolidated statements of operations based on the function to which the related services are provided. Forfeitures are recorded as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company has historically been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of representative companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. Net loss attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted-average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and preferred stock.

Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2020 and 2019.

Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or the Company’s tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a “more likely than not” threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There are no unrecognized tax benefits included in the Company’s consolidated balance sheet as of December 31, 2020 and 2019. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company has not recognized interest or penalties in its Statements of Operations since inception.

Recently issued accounting pronouncements

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which includes amendments that clarify how certain cash receipts and cash payments are presented in the consolidated statements of cash flows. The guidance also clarifies when an entity should separate cash receipts and cash payments and classify them into more than one class of cash flows. ASU 2016-15 is effective for non-public entities for annual periods beginning after December 15, 2018. The Company adopted this ASU on January 1, 2019 and the impact was not material to the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheets for all leases and disclosing key information about leasing arrangements. This ASU was originally proposed to be effective for annual reporting periods after December 15, 2019, however, in July 2019, the FASB delayed the effective date to January 2021 and ASU 2020-05 delayed the effective date to January 2022. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements on fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 is effective for fiscal years beginning after December 15, 2020 for nonpublic entities. The Company does not anticipate a material impact to its disclosures as a result of the adoption of ASU 2018-13.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2019-12 (ASU 2019-12) Simplifying the Accounting for Income Tax. The standard contains several provisions that reduce financial statement complexity including removing the exception to the incremental approach for intra-period tax expense allocation when a company has a loss from continuing operations and income from other items not included in continuing operations. The new guidance is effective for the year beginning January 1, 2022 with optional adoption prior to the effective date. The Company does not expect that the new standard will have a material impact to the Company’s consolidated financial statements.

3. Fair value measurement

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

		December 31, 2020
Description	Total	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant other observable inputs (level 3)

Assets:
Cash equivalents	$10,938	$10,938	$—	$—

Total assets	$10,938	$10,938	$—	$—

		December 31, 2019
Description	Total	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant other observable inputs (level 3)

Assets:
Cash equivalents	$29,012	$29,012	$—	$—

Total assets	$29,012	$29,012	$—	$—

During the years ended December 31, 2020 and 2019, there were no transfers between levels. The fair values of the Company’s cash equivalents, consisting of its standard checking accounts and money market funds, are based on quoted market prices in active markets without any valuation adjustment.

The Company uses the carrying amounts of its restricted cash, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities to approximate their fair value due to the short-term nature of these amounts.

Preferred stock tranche obligation

The preferred stock tranche obligation relates to the Company’s obligation to issue, and investors’ obligation to purchase, additional shares of our Series B redeemable convertible preferred stock (“Series B Preferred Stock”) following the initial closing of our Series B financing. The Company has determined that the obligation to issue additional shares of preferred stock is a freestanding instrument recorded at fair value. In July 2019, upon the issuance of the final tranche of Series B Preferred Stock”) in exchange for $17.5 million, the preferred stock tranche obligation was satisfied. As the shares were determined to be issued at fair value, there was no value of the preferred stock tranche obligation upon settlement. The preferred stock tranche obligation was reduced to zero as of the settlement date.

The following table provides a roll forward of the aggregate fair value of the Company’s preferred stock tranche liability (in thousands):

Balance at December 31, 2018	$815
Change in fair value of preferred stock tranche obligation	(815)

Balance at December 31, 2019	$—

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2020	2019
Prepaid research and development expenses	$871	$1,105
Payroll tax credit	63	164
Prepaid other	259	155

Total	$1,193	$1,424

5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2020	2019
Laboratory and computer equipment	$694	$492
Leasehold improvements	1,268	621

Total property and equipment	1,962	1,113

Less: accumulated depreciation	(675)	(325)

Property and equipment, net	$1,287	$788

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2020 and December 31, 2019 was $0.4 million and $0.2 million, respectively.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2020	2019
Accrued research and development expenses	$193	$407
Accrued bonuses	854	533
Accrued other	401	430

Total accrued expenses and other current liabilities	$1,448	$1,370

7. Redeemable convertible preferred stock

In October 2015, the Company issued 5,817,996 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at a price of $1.00 per share.

In January 2018, the Company issued 2,677,521 shares of Series B Preferred Stock at a price of $1.00 per share and agreed to issue up to an additional 32,322,479 shares at a price of $1.00 per share upon the achievement of certain specified milestones. In March 2018 and July 2018, the Company issued an additional 3,155,805 and 11,666,667 shares of Series B Preferred Stock, respectively, in accordance with the terms of the agreement. In July 2019, the Company issued the final 17,500,007 shares of Series B Preferred Stock in accordance with the terms of the agreement.

The issuance of 32,322,479 additional shares of Series B Preferred Stock based on the achievement of defined milestones pursuant to which the investors are required to purchase, and the Company to sell, is referred to herein as the preferred stock tranche obligation. The Company concluded that the preferred stock tranche obligation met the definition of a freestanding financial instrument, as the obligation was legally detachable and separately exercisable from the Series B Preferred Stock. Therefore, the Company allocated the net proceeds between the preferred stock tranche obligation and the Series B Preferred Stock. Since the Series B Preferred Stock underlying the preferred stock tranche obligation was contingently redeemable upon the occurrence of a deemed liquidation event, the preferred stock tranche obligation was classified as a liability under ASC Topic 480 Distinguishing Liabilities from Equity and was initially recorded at fair value. The preferred stock tranche obligation was then remeasured at fair value at each reporting period and settlement date. This obligation was fully satisfied in July 2019 when the third and final tranche of the Series B Preferred Stock issuance closed.

In September 2019, the Company entered into a separate agreement and issued 20,200,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share.

Upon issuance of each class of convertible preferred stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance date of each class of convertible preferred stock.

Preferred stock consisted of the following as of the dates presented (in thousands, except share amounts):

	December 31, 2020
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation value	Common stock issuable upon conversion
Series A Preferred Stock	5,817,996	5,817,996	$5,696	$5,696	1,706,998
Series B Preferred Stock	71,199,999	55,200,000	51,715	51,715	16,195,656

Total	77,017,995	61,017,996	$57,411	$57,411	17,902,654

	December 31, 2019
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation value	Common stock issuable upon conversion
Series A Preferred Stock	5,817,996	5,817,996	$5,696	$5,696	1,706,998
Series B Preferred Stock	71,199,999	55,200,000	51,715	51,715	16,195,656

Total	77,017,995	61,017,996	$57,411	$57,411	17,902,654

Significant terms of the Series A Preferred Stock and Series B Preferred Stock (collectively, “Preferred Stock”) are as follows:

Voting

The holder of each share of Preferred Stock is entitled to one vote for each share of common stock into which it would convert and to vote with the common stock on all matters. As long as a minimum number of Series A Preferred Stock and Series B Preferred Stock is outstanding, the holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to elect three directors and the approval of certain actions requires a majority of the Preferred Stockholders.

Conversion

As of December 31, 2020, the shares of Preferred Stock are convertible into shares of common stock, at the conversion price in effect at the time of such conversion, which is initially one-for-one subject to adjustment for certain potential non-dilutive transactions. The conversion can be initiated by the holder at any time or is mandatory (a) at any time upon the written consent of the holders of a majority of the outstanding shares of the Preferred Stock or (b) immediately upon the closing of a qualified public offering of gross proceeds to the Company of at least $50,000,000. In the event that any holder of shares of Series B Preferred Stock does not purchase the full amount of such holder’s preferred stock tranche obligation, then each share of Series B Preferred Stock held by such holder shall automatically be converted into shares of common stock at a ratio of 1/10th of the applicable conversion ratio. As all tranche obligations were completed as of July 2019, this conversion feature expired unexercised.

Dividends

The holders of the Preferred Stock are entitled to receive dividends at the rate of 8% of the applicable original issue price per annum, as potentially adjusted for certain non-dilutive transactions. Dividends shall accrue whether or not declared, shall not be cumulative or compounded and shall be payable only when, as and if declared by the Board of Directors (the “Board”) and in preference and in priority to any dividends on common stock. There have been no dividends declared by the Board as of December 31, 2020.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company (“Liquidation Event”), the holders of Preferred Stock are entitled to receive prior and in preference to the holders of common stock, an amount equal to an amount per share equal to the greater of the original issue price, as potentially adjusted for certain non-dilutive transactions, plus all declared and unpaid dividends on the Preferred Stock or the price per share that would be received if the Preferred Stock were converted to common stock. If the assets and funds available to be distributed to all holders of Preferred Stock are insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to holders of the Preferred Stock shall be distributed ratably among the holders of Preferred Stock, acting as a single class, at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preference of the Preferred Stock as set forth above, the remaining assets of the Company legally available for distribution in such Liquidation event shall be distributed ratably to the holders of shares of common stock.

Redemption

The Company has determined that all series of preferred stock are redeemable, based on the Certificate of Incorporation that states upon the occurrence of a deemed liquidation event, the holders of preferred stock are entitled to receive cash or other assets.

8. Common stock

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth above.

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings), and there are not any cumulative voting rights. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company; however, the issuance of common stock may be subject to the vote of the holders of one or more series of preferred stock that may be required by terms of the Certificate of Incorporation.

As of December 31, 2020, and 2019, the Company has reserved the following shares of common stock for the potential conversion of outstanding preferred stock and exercise of stock options:

	December 31,
	2020	2019
Preferred Stock, as converted	17,902,654	17,902,654
Options to purchase common stock	1,293,212	1,195,815
Remaining shares reserved for future issuance	148,035	1,552,049

Total	19,343,901	20,650,518

9. Stock-based compensation

2012 stock incentive plan

The Company adopted the 2012 Stock Incentive Plan (the “2012 Plan”) in February 2016 pursuant to which the Company can issue incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. Recipients of stock options or stock appreciate rights shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to the estimated fair market value of such stock on the date of grant. The exercise price may be less than fair market value if the stock award is granted pursuant to an assumption or substitution for another stock award in the event of a merger or sale of the Company. The maximum term of options granted under the 2012 Plan is ten years, and stock options typically vest over a four year period. The Board may assign vesting terms to the stock options grants as deemed appropriate. The Company also has the right of refusal to purchase any proposed disposition of shares issued under the 2012 Plan. The 2012 Plan allows for early exercise of all stock option grants if authorized by the Board at the time of grant. The shares of common stock issued from the early exercise of stock options are restricted and vest over time. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. At the discretion of the Board, unvested shares held by employees may accelerate vesting in the event of a change of control of the Company unless assumed or substituted by the acquirer or surviving entity. The 2012 Plan has been subsequently amended and provides for the issuance of up to 3,039,836 shares of common stock as of December 31, 2020, of which 148,035 shares of common stock remain available for future grant under the 2012 Plan.

Early exercise of unvested stock options

Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding shares until those shares vest according to their respective vesting schedules. Cash received from employee exercises of unvested options is included in long-term liabilities on the consolidated balance sheets. Amounts recorded are reclassified to common stock and additional paid-in capital as the shares vest. As of December 31, 2020, there were 675,070 unvested shares related to early exercises of stock options. There were no early exercises during the year ended December 31, 2019.

Stock option valuation

The assumptions that the Company used in the Black Scholes option-pricing model to determine the grant date fair value of stock options granted were as follows:

	December 31,
	2020	2019
Risk-free interest rate range	0.4%-1.2%	1.7%-2.5%
Dividend yield	0.0%	0.0%
Expected life of options (years)	5.5-6.5	5.8-6.0
Volatility rate range	88.8%-94.6%	83.7%-87.1%

The following table summarizes the Company’s stock option activity under the 2012 Plan:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2019	1,195,815	$1.02	8.40	$205
Granted	1,485,924	1.26	9.42
Exercised	(1,306,594)	1.09	8.44	753
Forfeited or cancelled	(81,910)	1.02	—

Outstanding as of December 31, 2020	1,293,212	$1.23	9.03	$574

Options vested and exercisable as of December 31, 2020	127,091	$0.95	7.28	$91

As of December 31, 2020, there was $1.5 million of unrecognized stock-based compensation expense related to the share-based compensation arrangements under the 2012 Plan. The Company expects to recognize this amount over a weighted-average period of 2.7 years.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the common stock as of the end of the reporting period. The weighted-average grant date fair value of the Company’s stock options granted during the years ended December 31, 2020 and December 31, 2019 was $0.94 and $0.84, respectively.

The total fair value of options vested during the years ended December 31, 2020 and 2019, was $0.1 million and $0.3 million, respectively.

Stock-based compensation expense

Stock-based compensation expense included in the Company’s consolidated statements of operations is as follows (in thousands):

	December 31,
	2020	2019
Research and development	$174	$79
General and administrative	293	169

Total stock-based compensation expense	$467	$248

10. Income taxes

Loss before provision for income taxes was as follows (in thousands):

	December 31,
	2020	2019
United States	$(20,800)	$(15,003)

	$(20,800)	$(15,003)

No deferred provisions for income taxes were recorded as of December 31, 2020 and 2019 respectively. The components of the current provision for income taxes are presented in the table below (in thousands):

	December 31,
	2020	2019

Current income tax provision (benefit):
State and local	$2	$2

Total provision (benefit) for income taxes	$2	$2

The following reconciles the differences between income taxes computed at the federal statutory rate and the provision for income taxes:

	December 31,
	2020		2019
Federal statutory income tax rate	21.0%		21.0%
State taxes	6.9%		6.7%
Valuation allowance	(31.5%	)	(31.1%	)
Re-measurement of deferred taxes due to Tax Cuts and Jobs Act	0.0%		0.0%
Gain on equity method investment	0.0%		0.0%
Other	3.6%		3.4%

Total	—%		—%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,	December 31,
	2020	2019

Deferred tax assets:
Net operating loss carryforwards	$13,496	$7,684
Tax credits carryforward	1,708	756
Deferred rent	10	5
Accrued expenses	233	252
Stock-based compensation	22	20

Total deferred tax assets	15,469	8,718
Valuation allowance	(14,983)	(8,426)

Deferred tax assets	$486	$292

Deferred tax liabilities:
Depreciation	$(213)	$(46)
Prepaid expenses	(273)	(246)

Total deferred tax liabilities	(486)	(292)

Net deferred tax assets	$—	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2020 and 2019. Management reevaluates the positive and negative evidence at each reporting period. Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2020 and 2019 related primarily to the increase in net operating loss carryforwards and Research and Development credits offset by the impact of the Tax Cuts and Jobs Act in 2017, and were as follows (in thousands):

	December 31,	December 31,
	2020	2019
Valuation allowance at beginning of year	$8,426	$3,757
Increases recorded to income tax provision	6,557	4,669

Valuation allowance at end of year	$14,983	$8,426

As of December 31, 2020, the Company has federal net operating loss carryforwards of $49.8 million. Net operating losses generated before 2018 of $4.6 million will expire at various dates through 2037, and net operating loss carryforwards of $45.2 million, which were generated after 2017, have an indefinite carryforward period. The Company has state net operating losses of approximately $48.3 million which begin to expire in 2034. The Company has Federal and State research and development tax credit carryforwards of $1.6 million and $0.5 million which will expire in 2034 and 2031, respectively.

Utilization of the Company’s net operating loss (“NOL”) carryforwards and research and development (“R&D”) credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (“Section 382”) as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation the Company has raised capital through the issuance of capital stock on several occasions. These financings, combined with the purchasing shareholders’ subsequent disposition of those shares, could result in a change of control as defined by Section 382.

The Company recognizes both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2020, and 2019 respectively, there were no interest or penalties associated with unrecognized tax benefits. The following is a reconciliation of the total amount of unrecognized tax benefits (in thousands):

	December 31,
	2020	2019
Unrecognized benefit at beginning of year	$906	$906
Additions/reductions for tax positions related to the current year	1,191	—

Unrecognized benefit at end of year	$2,097	$906

The federal and state income tax returns are generally subject to examinations for the tax years ended December 31, 2017 through December 31, 2020. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period. The Company files income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in process.

11. Net loss per share

The Company’s potentially dilutive securities, which include preferred stock and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders as of December 31, 2020 and 2019 because including them would have had an anti-dilutive effect:

	December 31,
	2020	2019
Series A Preferred Stock	1,706,998	1,706,998
Series B Preferred Stock	16,195,656	16,195,656
Options to purchase common stock	1,293,212	1,195,815
Unvested shares from early exercises	675,070	—

12. Commitments and contingencies

Lease commitments

On November 1, 2018, the Company entered into a lease agreement (the “lease”) for office space for a term of 5 years and the Company has the option to extend the term for one additional 3 year period. The Company received a tenant improvement allowance of $70 per square foot, which is being amortized as a reduction in rent expense over the lease term. The Company was also required to provide an initial security deposit in the form of a letter of credit, which is secured by cash on deposit of $0.1 million, which is recorded as restricted cash on the consolidated balance sheets. Rent expense, recognized on a straight-line basis over the term of the lease, for the years ended December 31, 2020 and December 31, 2019 was $0.5 million and $0.2 million, respectively.

On October 15, 2019, the Company entered into the First Amendment to the Lease (the “1st Amendment”) for additional office space at 128 Spring Street in Lexington, Massachusetts. The term of the 1st Amendment began on February 16, 2020 and runs co-terminus with the existing lease through October 31, 2023. The Company also has the same option to extend the term of the 1st Amendment for one additional 3 year period. The Company received a tenant improvement allowance of $60 per square foot. which is being amortized as a reduction in rent expense over the lease term. The Company was required to increase its total security deposit to $0.3 million as of the commencement date of the 1st Amendment.

The future minimum payments required under the lease as of December 31, 2020 are as follows (in thousands):

Year Ending December 31,
2021	$715
2022	735
2023	627

$2,077

Legal proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of December 31, 2020, there were no matters which would have a material impact on the Company’s financial results.

13. Employee benefit plans

Effective January 1, 2019, the Company adopted a 401(k) retirement plan for its employees, which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan within statutory and 401(k) plan limits. The Company has made no matching contributions during the years ended December 31, 2020 and 2019.

14. Subsequent events

(a)	Issuance and sale of Series C

In February 2021, the Company issued 21,784,885 shares of Series C redeemable convertible preferred stock in exchange for gross cash proceeds of $80.0 million. The rights and preferences of Series C are defined in the Amended and Restated Certificate of Incorporation and are consistent with the rights and preferences of the other series of preferred stock issued by the Company.

(b)	Reverse stock split

On June 11, 2021, the Company effected a 1-for-3.4088 reverse stock split of the Company’s common stock and adjusted the ratio at which the Company’s preferred stock is convertible into common stock, as well as the number of shares under the 2012 Stock Incentive Plan and the Company’s Amended and Restated Certificate of Incorporation, as well as the share amounts of restricted stock grants under the plan and the number of options and exercise prices of options under the plan as a result of the 1-for-3.4088 reverse stock split. All common shares, stock options, and per share information presented in the accompanying consolidated financial statements and notes thereto have been adjusted, where applicable, to reflect the reverse stock split on a retroactive basis for all periods presented. The per share par value and authorized number of shares of the Company’s common stock were not adjusted as a result of the split.

(c)	2021 Equity Plans (unaudited)

In June 2021 the Company’s board of directors adopted, and in June 2021 the Company’s stockholders approved, the 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2021 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2021 Plan, the number of shares of common stock that will be reserved for issuance under the 2021 Plan will be the sum of (i) 3,200,000 shares; plus (ii) the number of shares (up to a maximum of 5,287,318 shares) as is equal to the sum of (A) the number of shares of common stock reserved for issuance under the 2012 Plan that remain available for grant under the 2012 Plan immediately prior to the effectiveness of the registration statement for this offering and (B) the number of shares of our common stock subject to outstanding awards granted under the 2012 Plan that expire unexercised or are terminated, surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right; plus (iii) an annual increase, to be added on January 1st of each year beginning in 2022 and continuing through and including 2031 by the lesser of (i) 5% of the number of shares of Stock outstanding as of such date and (ii) an amount determined by the board of directors. Subject to the effectiveness of the 2021 Plan, the Company will cease the grant of additional awards under the 2012 Plan.

In June 2021, the Company’s board of directors adopted, and the Company’s stockholders approved, the 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective immediately prior to the effectiveness of the registration statement for this offering. The ESPP will be administered by the Company’s board of directors or by a committee appointed by the board of directors. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 300,000 shares of common stock. The number of shares of common stock reserved for issuance under the ESPP will automatically increase on January 1st of each year beginning in 2022 and continuing through and including 2031 by the least of (i) 1% of the number of shares of Stock outstanding as of such date, (ii) 600,000 shares of Stock and (iii) the number of shares of Stock determined by the Board on or prior to such date for such year, up to a maximum of 6,300,000 shares in the aggregate.

CYTEIR THERAPEUTICS, INC.

Condensed consolidated balance sheets

(in thousands, except share and per share amounts) (unaudited)	March 31, 2021	December 31, 2020

Assets

Current assets:
Cash and cash equivalents	$84,195	$10,938
Prepaid expenses and other current assets	1,190	1,193

Total current assets	$85,385	$12,131
Property and equipment, net	1,432	1,287
Other assets	972	317

Total assets	$87,789	$13,735

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$2,805	$1,689
Accrued expenses and other current liabilities	1,459	1,448

Total current liabilities	$4,264	$3,137
Deferred rent, net of current portion	394	452
Other long term liabilities	569	766

Total liabilities	$5,227	$4,355

Commitments and contingencies (Note 12)
Series A redeemable convertible preferred stock, 5,817,996 shares authorized, issued, and outstanding as of March 31, 2021 and December 31, 2020; liquidation preference of $5,818 as of March 31, 2021	5,696	5,696
Series B redeemable convertible preferred stock, 55,200,000 and 71,199,999 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 55,200,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020; liquidation preference of $55,200 as of March 31, 2021	51,715	51,715
Series C redeemable convertible preferred stock, 21,784,885 and 0 shares authorized, issued, and outstanding as of March 31, 2021 and December 31, 2020, respectively; liquidation preference of $80,000 as of March 31, 2021	79,655	—

Stockholders’ deficit:
Common stock, $0.001 par value: 114,000,000 and 100,000,000 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 2,768,965 and 2,719,721 shares issued as of March 31, 2021 and December 31, 2020, respectively; 2,266,462 and 2,044,529 shares outstanding as of March 31, 2021 and December 31, 2020, respectively	2	2
Additional paid-in capital	2,733	1,894
Accumulated deficit	(57,239)	(49,927)

Total stockholders’ deficit	(54,504)	(48,031)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$87,789	$13,735

See accompanying notes to condensed consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Condensed consolidated statements of operations

	Three months ended March 31,
(in thousands, except share and per share amounts) (unaudited)	2021	2020

Operating expenses:
Research and development	$5,613	$5,001
General and administrative	1,724	1,009

Total operating expenses	7,337	6,010

Loss from operations	(7,337)	(6,010)

Total other income:
Other income	25	81

Total other income	25	81

Net loss	$(7,312)	$(5,929)

Net loss attributable to common stockholders—basic and diluted	$(7,312)	$(5,929)

Net loss per share—basic and diluted	$(3.40)	$(4.20)

Weighted-average common stock outstanding—basic and diluted	2,152,613	1,413,306

See accompanying notes to condensed consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

	Redeemable convertible preferred stock						Additional paid-in capital	Accumulated deficit
	Series A		Series B		Common stock
(in thousands, except share and per share amounts) (unaudited)	Shares	Amount	Shares	Amount	Shares	Amount			Total stockholders’ deficit
Balance at December 31, 2019	5,817,996	$5,696	55,200,000	$51,715	1,413,127	$1	$767	$(29,104)	$(28,336)
Exercise of common stock options	—	—	—	—	488	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	89	—	89
Net loss	—	—	—	—	—	—	—	(5,929)	(5,929)

Balance at March 31, 2020	5,817,996	$5,696	55,200,000	$51,715	1,413,615	$1	$856	$(35,033)	$(34,176)

	Redeemable convertible preferred stock								Additional paid-in capital	Accumulated deficit
	Series A		Series B		Series C		Common stock				Total stockholders’ deficit
(in thousands, except share and per share amounts) (unaudited)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	5,817,996	$5,696	55,200,000	$51,715	—	$—	2,044,529	$2	$1,894	$(49,927)	$(48,031)
Exercise of common stock options	—	—	—	—	—	—	49,244	—	154	—	154
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $345	—	—	—	—	21,784,885	79,655	—	—	—	—	—
Vesting of early exercised options	—	—	—	—	—	—	172,666		197	—	197
Stock-based compensation expense	—	—	—	—	—	—	—	—	488	—	488
Net loss	—	—	—	—	—	—	—	—	—	(7,312)	(7,312)

Balance at March 31, 2021	5,817,996	$5,696	55,200,000	$51,715	21,784,885	$79,655	2,266,462	$2	$2,733	$(57,239)	$(54,504)

See accompanying notes to condensed consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Condensed consolidated statements of cash flows

	Three months ended March 31,
(in thousands) (unaudited)	2021	2020

Cash flows from operating activities:
Net loss	$(7,312)	$(5,929)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	103	67
Stock-based compensation	488	89
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	3	(56)
Other assets	61	—
Accounts payable	331	522
Accrued expenses and other current liabilities	11	356
Deferred rent	(59)	296

Net cash used in operating activities	$(6,374)	$(4,655)

Cash flows from investing activities:
Purchases of property and equipment	(178)	(541)

Net cash used in investing activities	$(178)	$(541)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	79,655	—
Proceeds from exercise of stock options	154	—

Net cash provided by financing activities	$79,809	$—
Net (decrease) increase in cash, cash equivalents, and restricted cash	73,257	(5,196)
Cash, cash equivalents and restricted cash at beginning of period	11,194	29,156

Cash, cash equivalents and restricted cash at end of period	$84,451	$23,960

Supplemental disclosure of cash flows
Deferred financing costs in accounts payable	$716	$—
Property and equipment purchases in accounts payable	$70	$10

Supplemental disclosure of noncash financing activities
Vesting of early exercised options	$197	$—

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of each of the dates shown below:

	Three months ended March 31,
	2021	2020
Cash and cash equivalents	$84,195	$23,704
Restricted cash (included in other assets)	256	256

Total cash, cash equivalents, and restricted cash	$84,451	$23,960

See accompanying notes to condensed consolidated financial statements.

CYTEIR THERAPEUTICS, INC.

Notes to condensed consolidated financial statements – (unaudited)

1. Nature of the business

Cyteir Therapeutics, Inc., (the “Company”) is a clinical-stage biotechnology company focused on developing and commercializing the next generation of precision oncology medicines that inhibit DNA damage repair and cause cancer cell death through a therapeutic strategy known as synthetic lethality. The Company’s lead program, CYT-0851, as well as its next generation drug candidate, CYT-1853, exploit a novel gain-of-function synthetically lethal relationship between overexpression of a family of DNA damaging genes called cytidine deaminases, and functional inhibition of homologous recombination, a DNA repair pathway critical for the survival of some cancers. The Company is using its expertise in DNA Damage Response biology and a disciplined approach to select targets for other novel, differentiated programs with the aim of building a patient-centric portfolio of effective cancer therapies.

The Company was formed as a Delaware corporation on June 4, 2012, pursuant to the General Corporation Law of the State of Delaware. The Company has a principal office in Lexington, Massachusetts.

Liquidity

The Company has incurred negative cash flows since inception and has funded its operations primarily with proceeds from the sale of redeemable convertible preferred stock and from United States government grants. As of March 31, 2021, the Company had cash and cash equivalents of $84.2 million and an accumulated deficit of $57.2 million. The Company expects its operating losses and negative operating cash flows to continue into the foreseeable future as it continues to expand its research and development efforts.

The Company expects that its cash and cash equivalents as of March 31, 2021 will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the date these condensed consolidated financial statements are available to be issued.

The Company will need additional funding to support its planned operating activities. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient funding, it could be required to delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

COVID-19 considerations

The development of the Company’s product candidates could be disrupted and materially adversely affected by a pandemic, epidemic or outbreak of an infectious disease, such as the ongoing COVID-19 pandemic. The ongoing COVID-19 pandemic and the measures taken by the governments of countries affected by it could disrupt the supply chain and the manufacture or shipment of both drug substance and finished drug product for the Company’s product candidates for preclinical testing or clinical trials, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect the Company’s ability to obtain regulatory approvals. These disruptions could also affect other facets of the Company’s business, including, but not limited to, the Company’s ability to recruit employees from outside of the United States, the ability of the Company’s CROs to conduct clinical trials and preclinical studies in countries outside of the United States, the Company’s ability to import materials from outside of the United States, including raw materials required to manufacture its drug candidates, the Company’s ability to export materials to its CROs and other third-parties located outside of the United States, the Company’s ability to identify suitable clinical sites or open those sites for enrollment due to competing business needs, the Company’s ability to enroll patients due to their fear of coming into medical facilities and their perceived risk of becoming infected at such facilities, and the Company’s ability to monitor the clinical data generated at its clinical sites, required for completion of clinical trials.

The COVID-19 pandemic and mitigation measures also may have an adverse impact on global economic conditions, which could adversely impact the Company’s business, financial condition or results of operations. Additionally, the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility as a result of the COVID-19 pandemic could have an adverse effect on the Company’s ability to access capital and on the market price of its common stock. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom it conducts business, were to experience shutdowns or other business disruptions, the Company’s ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted.

2. Summary of significant accounting policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the years ended December 31, 2020 and 2019 (“annual financial statements”), included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to the Company’s significant accounting policies.

Interim Financial Information

The accompanying condensed consolidated balance sheet at March 31, 2021, and the condensed consolidated statements of operations, statements of redeemable convertible preferred stock and changes in stockholders’ deficit and statements of cash flows for the three months ended March 31, 2021 and 2020 are unaudited. The condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position at March 31, 2021 and the results of its operations and its cash flows for the three months ended March 31, 2021 and 2020. The financial data and other information disclosed in these notes related to the three months ended March 31, 2021 and 2020 are also unaudited. The results for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for the full year or for any other subsequent interim period.

Recently issued accounting pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements on fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 is effective for fiscal years beginning after December 15, 2020 for nonpublic entities. The Company adopted this ASU on January 1, 2021 and the impact was not material to its disclosures.

3. Fair value measurement

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

		March 31, 2021
Description	Total	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant other observable inputs (level 3)

Assets:
Cash equivalents	$84,195	$84,195	$—	$—

Total assets	$84,195	$84,195	$—	$—

		December 31, 2020
Description	Total	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant other observable inputs (level 3)

Assets:
Cash equivalents	$10,938	$10,938	$—	$—

Total assets	$10,938	$10,938	$—	$—

During the three months ended March 31, 2021 and the year ended December 31, 2020, there were no transfers between levels. The fair values of the Company’s cash equivalents, consisting of its standard checking accounts and money market funds, are based on quoted market prices in active markets without any valuation adjustment.

The Company uses the carrying amounts of its restricted cash, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities to approximate their fair value due to the short-term nature of these amounts.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Prepaid research and development expenses	$949	$871
Payroll tax credit	59	63
Prepaid other	182	259

Total	$1,190	$1,193

5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Laboratory and computer equipment	$942	$694
Leasehold improvements	1,268	1,268

Total property and equipment	2,210	1,962
Less: accumulated depreciation	(778)	(675)

Property and equipment, net	$1,432	$1,287

Depreciation and amortization expense related to property and equipment for both the three months ended March 31, 2021 and March 31, 2020 was $0.1 million.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Accrued research and development expenses	$554	$193
Accrued bonuses	306	854
Accrued other	599	401

Total accrued expenses and other current liabilities	$1,459	$1,448

7. Redeemable convertible preferred stock

In October 2015, the Company issued 5,817,996 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at a price of $1.00 per share.

In January 2018, the Company issued 2,677,521 shares of Series B Preferred Stock at a price of $1.00 per share and agreed to issue up to an additional 32,322,479 shares at a price of $1.00 per share upon the achievement of certain specified milestones. In March 2018 and July 2018, the Company issued an additional 3,155,805 and 11,666,667 shares of Series B Preferred Stock, respectively, in accordance with the terms of the agreement. In July 2019, the Company issued the final 17,500,007 shares of Series B Preferred Stock in accordance with the terms of the agreement.

The issuance of 32,322,479 additional shares of Series B Preferred Stock based on the achievement of defined milestones pursuant to which the investors are required to purchase, and the Company to sell, is referred to herein as the preferred stock tranche obligation. The Company concluded that the preferred stock tranche obligation met the definition of a freestanding financial instrument, as the obligation was legally detachable and separately exercisable from the Series B Preferred Stock. Therefore, the Company allocated the net proceeds between the preferred stock tranche obligation and the Series B Preferred Stock. Since the Series B Preferred Stock underlying the preferred stock tranche obligation was contingently redeemable upon the occurrence of a deemed liquidation event, the preferred stock tranche obligation was classified as a liability under ASC Topic 480 Distinguishing Liabilities from Equity and was initially recorded at fair value. The preferred stock tranche obligation was then remeasured at fair value at each reporting period and settlement date. This obligation was fully satisfied in July 2019 when the third and final tranche of the Series B Preferred Stock issuance closed.

In September 2019, the Company entered into a separate agreement and issued 20,200,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share.

In February 2021, the Company issued 21,784,885 shares of Series C redeemable convertible preferred stock in exchange for gross cash proceeds of $80.0 million.

Upon issuance of each class of convertible preferred stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance date of each class of convertible preferred stock.

Preferred stock consisted of the following as of the dates presented (in thousands, except share amounts):

	March 31, 2021
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation value	Common stock issuable upon conversion
Series A Preferred Stock	5,817,996	5,817,996	$5,696	$5,696	1,706,998
Series B Preferred Stock	55,200,000	55,200,000	51,715	51,715	16,195,656
Series C Preferred Stock	21,784,885	21,784,885	79,655	79,655	6,391,676

Total	82,802,881	82,802,881	$137,066	$137,066	24,294,330

	December 31, 2020
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation value	Common stock issuable upon conversion
Series A Preferred Stock	5,817,996	5,817,996	$5,696	$5,696	1,706,998
Series B Preferred Stock	71,199,999	55,200,000	51,715	51,715	16,195,656

Total	77,017,995	61,017,996	$57,411	$57,411	17,902,654

Significant terms of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock (collectively, “Preferred Stock”) are as follows:

Voting

The holder of each share of Preferred Stock is entitled to one vote for each share of common stock into which it would convert and to vote with the common stock on all matters. As long as a minimum number of shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is outstanding, the holders of the Preferred Stock are entitled to elect four directors and the approval of certain actions requires a majority of the Preferred Stockholders.

Conversion

As of March 31, 2021, the shares of Preferred Stock are convertible into shares of common stock, at the conversion price in effect at the time of such conversion, which is initially one-for-one subject to adjustment for certain potential non-dilutive transactions. The conversion can be initiated by the holder at any time or is mandatory (a) at any time upon the written consent of the holders of a majority of the outstanding shares of the Preferred Stock or (b) immediately upon the closing of a qualified public offering of gross proceeds to the Company of at least $50,000,000. In the event that any holder of shares of Series B Preferred Stock does not purchase the full amount of such holder’s preferred stock tranche obligation, then each share of Series B

Preferred Stock held by such holder shall automatically be converted into shares of common stock at a ratio of 1/10th of the applicable conversion ratio. As all tranche obligations were completed as of July 2019, this conversion feature expired unexercised.

Dividends

The holders of the Preferred Stock are entitled to receive dividends at the rate of 8% of the applicable original issue price per annum, as potentially adjusted for certain non-dilutive transactions. Dividends shall accrue whether or not declared, shall not be cumulative or compounded and shall be payable only when, as and if declared by the Board of Directors (the “Board”) and in preference and in priority to any dividends on common stock. There have been no dividends declared by the Board as of March 31, 2021.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company (“Liquidation Event”), the holders of Preferred Stock are entitled to receive prior and in preference to the holders of common stock, an amount equal to an amount per share equal to the greater of the original issue price, as potentially adjusted for certain non-dilutive transactions, plus all declared and unpaid dividends on the Preferred Stock or the price per share that would be received if the Preferred Stock were converted to common stock. If the assets and funds available to be distributed to all holders of Preferred Stock are insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to holders of the Preferred Stock shall be distributed ratably among the holders of Preferred Stock, acting as a single class, at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preference of the Preferred Stock as set forth above, the remaining assets of the Company legally available for distribution in such Liquidation event shall be distributed ratably to the holders of shares of common stock.

Redemption

The Company has determined that all series of preferred stock are redeemable, based on the Certificate of Incorporation that states upon the occurrence of a deemed liquidation event, the holders of preferred stock are entitled to receive cash or other assets.

8. Common stock

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth above.

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings), and there are not any cumulative voting rights. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company; however, the issuance of common stock may be subject to the vote of the holders of one or more series of preferred stock that may be required by terms of the Certificate of Incorporation.

As of March 31, 2021 and December 31, 2020, the Company has reserved the following shares of common stock for the potential conversion of outstanding preferred stock and exercise of stock options:

	March 31, 2021	December 31, 2020
Preferred Stock, as converted	24,294,330	17,902,654
Options to purchase common stock	2,439,491	1,293,212
Remaining shares reserved for future issuance	2,855,077	148,035

Total	29,588,898	19,343,901

9. Stock-based compensation

2012 stock incentive plan

The Company adopted the 2012 Stock Incentive Plan (the “2012 Plan”) in February 2016 pursuant to which the Company can issue incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. Recipients of stock options or stock appreciate rights shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to the estimated fair market value of such stock on the date of grant. The exercise price may be less than fair market value if the stock award is granted pursuant to an assumption or substitution for another stock award in the event of a merger or sale of the Company. The maximum term of options granted under the 2012 Plan is ten years, and stock options typically vest over a four-year period. The Board may assign vesting terms to the stock option grants as deemed appropriate. The Company also has the right of refusal to purchase any proposed disposition of shares issued under the 2012 Plan. The 2012 Plan allows for early exercise of all stock option grants if authorized by the Board at the time of grant. The shares of common stock issued from the early exercise of stock options are restricted and vest over time. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. At the discretion of the Board, unvested shares held by employees may accelerate vesting in the event of a change of control of the Company unless assumed or substituted by the acquirer or surviving entity. The 2012 Plan has been subsequently amended and provides for the issuance of up to 6,942,406 shares of common stock as of March 31, 2021, of which 2,855,077 shares of common stock remain available for future grant under the 2012 Plan.

Early exercise of unvested stock options

Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding shares until those shares vest according to their respective vesting schedules. Cash received from employee exercises of unvested options is included in long-term liabilities on the condensed consolidated balance sheets. Amounts recorded are reclassified to common stock and additional paid-in capital as the shares vest. As of March 31, 2021 and December 31, 2020, there were 502,507 and 675,070 unvested shares related to early exercises of stock options, respectively.

Stock option valuation

The assumptions that the Company used in the Black Scholes option-pricing model to determine the grant date fair value of stock options granted were as follows:

	March 31, 2021	December 31, 2020
Risk-free interest rate range	0.75%-0.81%	0.4%-1.2%
Dividend yield	0.0%	0.0%
Expected life of options (years)	5.7-6.0	5.5-6.5
Volatility rate range	96.6%-97.1%	88.8%-94.6%

The following table summarizes the Company’s stock option activity under the 2012 Plan:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2020	1,293,212	$1.23	9.03	$574
Granted	1,217,546	7.09	9.89	—
Exercised	(49,244)	3.12	4.89	196
Forfeited or cancelled	(22,005)	1.11	—	—

Outstanding as of March 31, 2021	2,439,491	$4.12	9.36	$7,255

Options vested and exercisable as of March 31, 2021	143,301	$1.38	7.54	$818

As of March 31, 2021, there was $7.6 million of unrecognized stock-based compensation expense related to the share-based compensation arrangements under the 2012 Plan. The Company expects to recognize this amount over a weighted-average period of 1.5 years.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the common stock as of the end of the reporting period. The weighted-average grant date fair value of the Company’s stock options granted during the three months ended March 31, 2021 and 2020 was $5.40 and $0.87, respectively.

The total fair value of options vested during the three months ended March 31, 2021 and 2020 was $0.3 million and $0.1 million, respectively.

Stock-based compensation expense

Stock-based compensation expense included in the Company’s condensed consolidated statements of operations is as follows (in thousands):

	March 31, 2021	March 31, 2020
Research and development	$170	$33
General and administrative	318	56

Total stock-based compensation expense	$488	$89

10. Net loss per share

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Three Months Ended March 31,
	2021	2020

Numerator:
Net loss attributable to common stockholders—basic and diluted	$(7,312)	$(5,929)

Denominator:
Weighted-average number of common shares used in net loss per share—basic and diluted	2,152,613	1,413,306

Net loss per share—basic and diluted	$(3.40)	$(4.20)

The Company’s potentially dilutive securities, which include preferred stock and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders as of March 31, 2021 and March 31, 2020 because including them would have had an anti-dilutive effect:

	March 31, 2021	March 31, 2020
Series A Preferred Stock	1,706,998	1,706,998
Series B Preferred Stock	16,195,656	16,195,656
Series C Preferred Stock	6,391,676	—
Options to purchase common stock	2,439,491	1,847,270
Unvested shares from early exercises	502,507	—

11. Commitments and contingencies

Lease commitments

On November 1, 2018, the Company entered into a lease agreement (the “lease”) for office space for a term of 5 years and the Company has the option to extend the term for one additional 3 year period. The Company received a tenant improvement allowance of $70 per square foot, which is being amortized as a reduction in rent expense over the lease term. The Company was also required to provide an initial security deposit in the form of a letter of credit, which is secured by cash on deposit of $0.1 million, which is recorded as restricted cash on the condensed consolidated balance sheets. Rent expense, recognized on a straight-line basis over the term of the lease, for both the three months ended March 31, 2021 and March 31, 2020 was $0.1 million.

On October 15, 2019, the Company entered into the First Amendment to the Lease (the “1st Amendment”) for additional office space at 128 Spring Street in Lexington, Massachusetts. The term of the 1st Amendment began on February 16, 2020 and runs co-terminus with the existing lease through October 31, 2023. The Company also has the same option to extend the term of the 1st Amendment for one additional 3 year period. The Company received a tenant improvement allowance of $60 per square foot. which is being amortized as a reduction in rent expense over the lease term. The Company was required to increase its total security deposit to $0.3 million as of the commencement date of the 1st Amendment.

The future minimum payments required under the lease as of March 31, 2021 are as follows (in thousands):

Year Ending December 31,
2021 (9 months)	$537
2022	735
2023	627

$1,899

Legal proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of March 31, 2021, there were no matters which would have a material impact on the Company’s financial results.

12. Subsequent events

(a) Reverse stock split

On June 11, 2021, the Company effected a 1-for-3.4088 reverse stock split of the Company’s common stock and adjusted the ratio at which the Company’s preferred stock is convertible into common stock, as well as the number of shares under the 2012 Stock Incentive Plan and the Company’s Amended and Restated Certificate of Incorporation, as well as the share amounts of restricted stock grants under the plan and the number of options and exercise prices of options under the plan as a result of the 1-for-3.4088 reverse stock split. All common shares, stock options, and per share information presented in the accompanying consolidated financial statements and notes thereto have been adjusted, where applicable, to reflect the reverse stock split on a retroactive basis for all periods presented. The per share par value and authorized number of shares of the Company’s common stock were not adjusted as a result of the split.

(b) 2021 Equity Plans (unaudited)

In June 2021 the Company’s board of directors adopted, and in June 2021 the Company’s stockholders approved, the 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2021 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2021 Plan, the number of shares of common stock that will be reserved for issuance under the 2021 Plan will be the sum of (i) 3,200,000 shares; plus (ii) the number of shares (up to a maximum of 5,287,318 shares) as is equal to the sum of (A) the number of shares of common stock reserved for issuance under the 2012 Plan that remain available for grant under the 2012 Plan immediately prior to the effectiveness of the registration statement for this offering and (B) the number of shares of our common stock subject to outstanding awards granted under the 2012 Plan that expire unexercised or are terminated, surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right; plus (iii) an annual increase, to be added on January 1st of each year beginning in 2022 and continuing through and including 2031 by the lesser of (i) 5% of the number of shares of Stock outstanding as of such date and (ii) an amount determined by the board of directors. Subject to the effectiveness of the 2021 Plan, the Company will cease the grant of additional awards under the 2012 Plan.

In June 2021, the Company’s board of directors adopted, and the Company’s stockholders approved, the 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective immediately prior to the effectiveness of the registration statement for this offering. The ESPP will be administered by the Company’s board of directors or by a committee appointed by the board of directors. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 300,000 shares of common stock. The number of shares of common stock reserved for issuance under the ESPP will automatically increase on January 1st of each year beginning in 2022 and continuing through and including 2031 by the least of (i) 1% of the number of shares of Stock outstanding as of such date, (ii) 600,000 shares of Stock and (iii) the number of shares of Stock determined by the Board on or prior to such date for such year, up to a maximum of 6,300,000 shares in the aggregate.

Cyteir Therapeutics, Inc.

7,400,000 shares of common stock

J.P. Morgan	Morgan Stanley	BofA Securities

Wedbush PacGrow

                     , 2021

Through and including                    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee:

Item	Amount to be paid
SEC registration fee	$16,712
FINRA filing fee	$23,477
Exchange listing fee	$195,000
Printing and engraving expenses	$350,000
Legal fees and expenses	$1,400,000
Accounting fees and expenses	$525,000
Transfer Agent fees and expenses	$15,000
Miscellaneous expenses	$174,811

Total	$2,700,000

Item 14. Indemnification of directors and officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and by-laws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We expect to enter into indemnification agreements with our directors and officers prior to the completion of this offering. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

In 2018, we issued an aggregate of 17,499,993 shares of our Series B convertible preferred stock for aggregate consideration of $17,499,993 to 12 accredited investors.

In 2019, we issued an aggregate of 37,700,007 shares of our Series B convertible preferred stock for aggregate consideration of $37,700,007 to 14 accredited investors.

In 2021, we issued an aggregate of 21,784,885 shares of our Series C convertible preferred stock for aggregate consideration of $79,999,980 to 22 accredited investors.

All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

Grants of stock options and restricted stock

Since May 15, 2018, we have granted stock options to purchase an aggregate of 4,363,448 shares of our common stock at a weighted-average exercise price of $3.11 to employees, directors and consultants.

The issuance of the above securities were exempt either pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as transactions by an issuer not involving a public offering.

Item 16. Exhibits and consolidated financial statement schedules.

(a) Exhibits

Exhibit number	Description of document

1.1*	Form of Underwriting Agreement

3.1*	Fifth Amended and Restated Certificate of Incorporation of Cyteir Therapeutics, Inc.

3.2	Certificate of Amendment to Fifth Amended and Restated Certificate of Incorporation of Cyteir Therapeutics, Inc.

3.3	Form of Sixth Amended and Restated Certificate of Incorporation of Cyteir Therapeutics, Inc. (to be effective upon the closing of this offering)

3.4*	Amended and Restated By-laws of Cyteir Therapeutics, Inc.

3.5	Form of Second Amended and Restated By-laws of Cyteir Therapeutics, Inc. (to be effective upon the closing of this offering)

4.1*	Specimen stock certificate evidencing shares of common stock

4.2*	Second Amended and Restated Investors’ Rights Agreement, by and among Cyteir Therapeutics, Inc. and the investors party thereto, dated as of February 5, 2021

5.1	Opinion of Ropes & Gray LLP

10.1*	Lease Agreement by and between 128 Spring Street Lexington, LLC and Cyteir Therapeutics, Inc., dated August 8, 2018

10.2*	First Amendment to Lease Agreement by and between 128 Spring Street Lexington, LLC and Cyteir Therapeutics, Inc., dated October 15, 2019

10.3*	Cyteir Therapeutics, Inc. Amended and Restated 2012 Stock Incentive Plan

10.4*	Form of Stock Restriction Agreement under the Cyteir Therapeutics, Inc. 2012 Stock Incentive Plan

10.5*	Form of Incentive Stock Option Grant Notice under the Cyteir Therapeutics, Inc. 2012 Stock Incentive Plan

10.6*	Form of Non-Qualified Stock Option Grant Notice under the Cyteir Therapeutics, Inc. 2012 Stock Incentive Plan

10.7*	Form of Indemnification Agreement between Cyteir Therapeutics, Inc. and its directors and officers

10.8*	Amended and Restated Employment Agreement between Cyteir Therapeutics, Inc. and Markus Renschler, M.D., dated May 25, 2021

10.9*	Amended and Restated Employment Agreement between Cyteir Therapeutics, Inc. and Andrew Gengos, dated May 25, 2021

10.10*	Amended and Restated Employment Agreement between Cyteir Therapeutics, Inc. and Paul Secrist, Ph.D., dated May 25, 2021

Exhibit number	Description of document

10.11	Cyteir Therapeutics, Inc. 2021 Equity Incentive Plan

10.12	Form of Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Cyteir Therapeutics, Inc. 2021 Equity Incentive Plan

10.13	Form of Incentive Stock Option Grant Notice under the Cyteir Therapeutics, Inc. 2021 Equity Incentive Plan

10.14	Form of Non-Qualified Stock Option Grant Notice under the Cyteir Therapeutics, Inc. 2021 Equity Incentive Plan

10.15	Cyteir Therapeutics, Inc. Employee Stock Purchase Plan

10.16	Cyteir Therapeutics, Inc. Cash Incentive Plan

21.1*	List of Subsidiaries of Cyteir Therapeutics, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Previously filed

(b) Consolidated Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Massachusetts, on June 14, 2021.

CYTEIR THERAPEUTICS, INC.

By:	/s/ Markus Renschler
Markus Renschler, M.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Markus Renschler Markus Renschler, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2021

/s/ David Gaiero David Gaiero	Vice President, Finance (Principal Accounting and Financial Officer)	June 14, 2021

* Racquel Bracken	Director	June 14, 2021

* Jean George, M.B.A.	Director	June 14, 2021

* Karen Hong, Ph.D.	Director	June 14, 2021

* Susan Molineaux, Ph.D.	Director	June 14, 2021

* Janwillem Naesens, M.Sc., M.B.A.	Director	June 14, 2021

* Timothy Romberger	Director	June 14, 2021

* Joseph S. Zakrzewski	Director	June 14, 2021

* By:	/s/ Markus Renschler
Markus Renschler, M.D.
Attorney-in-fact